UNITED STATES
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SENSATA TECHNOLOGIES HOLDING PLC

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SENSATA TECHNOLOGIES HOLDING PLC

2021 PROXY STATEMENT

Annual General Meeting of Shareholders



(incorporated and registered in England and Wales with registered no. 10900776)

Registered Office:
Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon SN4 8SY
United Kingdom

April 15, 2021

Dear Fellow Shareholders:

On behalf of the Board of Directors (the "Board"), I am giving you notice of the Annual General Meeting of Shareholders of Sensata Technologies Holding plc to be held at 10:00 a.m. Eastern Daylight Time on Thursday, May 27, 2021 (the "Annual Meeting").

Our Board has fixed the close of business on April 1, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at our Annual Meeting and any adjournments or postponements thereof.

The Board recognizes the importance that your shares be represented and voted at the Annual Meeting. You may vote your shares by proxy on the Internet, by telephone, or by completing, signing, and promptly returning the proxy card you received.

In accordance with the U.K. Companies Act 2006, the formal notice of the Annual Meeting is set forth below in the following proxy statement and is also deemed to include the explanatory notes relating to each proposal. Our proxy materials are first being distributed or made available to shareholders on or around April 15, 2021.

We thank you for your continued support and wish everyone safety and health in this challenging time.

By Order of the Board of Directors,

Andrew C. Teich
Chairman of the Board

TABLE OF CONTENTS



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Thursday, May 27, 2021
at 10:00 a.m., Eastern Time
Registration begins at 9:30 a.m.

Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, MA US 02703-2421

We are pleased to provide notice to you of the 2021 Annual General Meeting of Shareholders (the "Annual Meeting") of Sensata Technologies Holding plc ("Sensata plc" or the "Company") scheduled for Thursday, May 27, 2021 at 10:00 a.m. Eastern Daylight Time.

In respect of the Annual Meeting, you are being asked to consider and vote on the following items of business:

1. Election of eleven directors.

2. Advisory resolution to approve the compensation of our named executive officers ("NEOs").

3. Approval of the Company's 2021 Equity Incentive Plan.

4. Advisory ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2021.

5. Advisory resolution to approve our Director Compensation Report.

6. Approval of the appointment of Ernst & Young LLP as our U.K. statutory auditor for fiscal year 2021.

7. Authorization of the Audit Committee, for and on behalf of the Board, to determine the remuneration of Ernst & Young LLP, in its capacity as our U.K. statutory auditor.

8. Receipt of our 2020 Annual Report and Accounts.

9. Authorization of the Board, in accordance with section 551 of the U.K. Companies Act 2006, as amended (the "U.K. Companies Act"), to exercise all powers of the Company to issue equity securities.

10. Authorization of the Board, in accordance with section 570 of the U.K. Companies Act, to issue equity securities without the rights of preemption provided by section 561 of the U.K. Companies Act.

11. Authorization of the Board, in accordance with section 551 of the U.K. Companies Act, to exercise all powers of the Company to issue equity shares under our equity incentive plans.

12. Authorization of the Board, in accordance with section 570 of the U.K. Companies Act, to issue equity shares under our equity incentive plans without the rights of preemption provided by section 561 of the U.K. Companies Act.

Holders of our ordinary shares at the close of business on April 1, 2021 are entitled to vote on the resolutions proposed for the Annual Meeting scheduled for Thursday, May 27, 2021. Your vote is important to us. You may vote your shares by mail, over the Internet, by telephone, or in person at the Annual Meeting. Beneficial owners whose shares are held in street name through a bank, broker, or other nominee, may vote by submitting voting instructions to the appropriate bank, broker, or other nominee. To reduce our administrative and postage costs, and in light of the COVID-19 pandemic, we ask that shareholders vote through the Internet or by telephone, both of which are available 24 hours a day, seven days a week. Shareholders may revoke their proxies at the times and in the manners described in the "Notes" section of this

Notice of Annual General Meeting of Shareholders and in the "Frequently Asked Questions and Answers About the Annual Meeting" section beginning on page 87 of this proxy statement.

This notice and proxy statement are being mailed or made available to shareholders on or around April 15, 2021. We urge you to read the attached proxy statement for additional information concerning the matters to be considered at the Annual Meeting.

April 15, 2021
By Order of the Board of Directors,

Shannon M. Votava
Company Secretary

Registered Office: Interface House, Interface Business Park, Bincknoll Lane, Royal Wootton Basset, Wiltshire, U.K. SN4 8SY
Registered in England and Wales No. 10900776

Notes:

1. Each ordinary share of the Company outstanding on the record date will be entitled to cast one vote. In accordance with the Company's articles of association, all resolutions will be taken on a poll. Voting on a poll means that each share represented in person or by proxy will be counted in the vote. Except for Proposals 10 and 12, all resolutions will be proposed as ordinary resolutions, which under applicable law means that each resolution must be passed by a simple majority of the total voting rights of shareholders who vote on such resolution, whether in person or by proxy. Explanatory notes regarding each of the proposals (and related resolutions) are set out in the relevant sections of the accompanying proxy materials relating to such proposals.

2. The results of the polls taken on the resolutions at the Annual Meeting and any other information required by the U.K. Companies Act will be made available on the Company's website as soon as reasonably practicable following the Annual Meeting and for a period of two years thereafter.

3. Our Board has fixed the close of business on Thursday, April 1, 2021, as the record date of the Annual Meeting, and to be entitled to attend and vote on the resolutions proposed for the Annual Meeting and any adjournment or postponement thereof, shareholders must be registered in the Register of Members of the Company at the close of business in New York on this record date. Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote on the resolutions proposed for the meeting. At the close of business on Thursday, April 1, 2021, 157,902,044 ordinary shares of the Company were issued and outstanding. After April 1, 2021, a list of the shareholders entitled to notice of the Annual Meeting will be available for inspection by any shareholder at 529 Pleasant Street, Attleboro, Massachusetts 02703. However, due to the COVID-19 pandemic, our Board strongly encourages you to follow the DHP Public Health Advisory and not to come for inspection in person. Should you require the list of shareholders entitled to notice of the Annual Meeting, please email our Investor Relations department at jsayer@sensata.com.

4. If you are a broker, bank, or other nominee holding shares in street name, you can attend the Annual Meeting and vote. If you are a beneficial owner of shares held in street name through a broker, bank, or other nominee, you can attend the Annual Meeting.

5. Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual Meeting. A shareholder may appoint more than one proxy in relation to the Annual Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A corporate shareholder may appoint one or more corporate representatives to attend and to speak and vote on their behalf at the Annual Meeting. A proxy need not be a shareholder of the Company.

6. If you are a registered holder and are voting by proxy through the Internet, by telephone, or by mail, your vote must be received by 9:00 a.m. (Eastern Time) on May 25, 2021 to be counted. If you are a beneficial owner of shares held in street name through a broker, bank, or other nominee, or are a broker, bank, or other nominee holding shares in street name and are voting by proxy through the Internet, by telephone, or by mail, your vote must be received by 11:59 p.m. (Eastern Time) on May 26, 2021 to be counted. We encourage shareholders to submit their proxy through the Internet or by telephone in case the postal service is impacted by COVID-19.

7. You may revoke a previously delivered proxy at any time prior to the Annual Meeting.

8. Shareholders meeting the threshold requirements set out in the U.K. Companies Act have the right to require the Company to publish on the Company's website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be presented before the Annual Meeting; or (ii) any circumstance connected with the auditor of the Company ceasing to hold office since the previous annual general meeting at which annual accounts and reports were presented in accordance with the U.K. Companies Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with the U.K. Companies Act. When the Company is required to place a statement on a website under the U.K. Companies Act, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on its website. The business which may be dealt with at the Annual Meeting includes any statement that the Company has been required under the U.K. Companies Act to publish on a website.

9. Pursuant to U.S. Securities and Exchange Commission (the "SEC") rules, the Company's proxy statement (including this Notice of Annual General Meeting of Shareholders), the Company's U.S. Annual Report for the year ended December 31, 2020 (including the Annual Report on Form 10-K for the year ended December 31, 2020), and related information prepared in connection with the Annual Meeting are available at: *www.proxyvote.com* and www.investors.sensata.com*. You will need the 16-digit control number included on your proxy card in order to access the proxy materials on *www.proxyvote.com*. These proxy materials will be available free of charge.

10. You may not use any electronic address provided in this Notice of Annual General Meeting of Shareholders or any related documentation to communicate with the Company for any purposes other than as expressly stated.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 27, 2021: This proxy statement, our Annual Report for the year ended December 31, 2020 (the Annual Report on Form 10-K for the year ended December 31, 2020), our UK Annual Report and Accounts for the year ended December 31, 2020, which consists of the UK statutory accounts, the UK statutory directors' report, the UK statutory directors' compensation report, the UK statutory strategic report, and the UK statutory auditor's report and related information prepared in connection with the Annual Meeting are or will be available at www.proxyvote.com and http://annualmeeting.sensata.com. You will need the 16-digit control number included on your Notice or proxy card in order to access the proxy materials on www.proxyvote.com. In addition, if you have not received a copy of our proxy materials and would like one, you may download an electronic copy of our proxy materials or request a paper copy either at www.proxyvote.com, by telephone at 1-800-579-1639, or by email to sendmaterial@proxyvote.com. If requesting materials by email, please send a blank email with the 16-digit control number included on your Notice. You will also have the opportunity to request paper or email copies of our proxy materials for all future shareholder meetings.

PROXY STATEMENT SUMMARY

The Board of Directors of Sensata plc is soliciting proxies for use at the Company's Annual General Meeting of Shareholders to be held on May 27, 2021.

The following summary highlights certain information contained in this proxy statement. This summary does not contain all of the information that you should consider when casting your vote. Please review the entire proxy statement carefully before voting. For more information on the Company's 2020 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

Voting Matters

Shareholders are being asked to vote on the matters set out below at the Annual Meeting. Refer to pages 84 - 86 of this proxy statement for the full text of the proposals.

	Our Board's Recommendation
Proposal 1: Resolutions Regarding the Election of Directors (page 8)[1] The Board of Directors (the "Board") and the Nominating & Corporate Governance Committee of the Board believe that the eleven nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.	**FOR each nominee**
Proposal 2: Advisory Resolution on Executive Compensation (page 23) The Company seeks a non-binding advisory vote from its shareholders to approve the compensation of its NEOs as described in this proxy statement. The Board values shareholders' opinions, and the Compensation Committee of the Board will take into account the outcome of the advisory vote when considering future executive compensation.	**FOR**
Proposal 3: Resolution to Approve the Company's 2021 Equity Incentive Plan (page 58) The Company seeks approval of the Sensata plc 2021 Equity Incentive Plan, which authorizes 5,700,000 shares for issuance thereunder. The proposed 2021 Equity Incentive Plan is set forth in Appendix C to this proxy statement.	**FOR**
Proposal 4: Resolution Ratifying the Appointment of Independent Registered Public Accounting Firm (page 65) The Board and the Audit Committee of the Board believe that the continued retention of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021 is in the best interests of the Company and its shareholders. As a matter of good corporate governance, shareholders are being asked to ratify the Audit Committee's selection of Ernst & Young LLP as the Company's independent registered public accounting firm.	**FOR**
Proposal 5: Advisory Vote on Director Compensation Report (page 67) An annual non-binding advisory shareholder vote is required on the Directors' Compensation Report, which is attached as Appendix A to this proxy statement. Although the results of this vote are non-binding and advisory in nature (which means the Directors' entitlements to compensation are not conditional upon the resolution being passed), the Board would like to carefully consider the results of this shareholder vote.	**FOR**
Proposal 6: Resolution Re-Appointing Ernst & Young LLP as the Company's U.K. Statutory Auditor Under the U.K. Companies Act (page 68) The Board and the Audit Committee of the Board believe that the continued retention of Ernst & Young LLP to serve as our U.K. statutory auditor for the fiscal year ending December 31, 2021 and until the conclusion of the next annual general meeting of the Company at which accounts are laid, is in the best interests of the Company and its shareholders. If this proposal does not receive the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or represented by proxy at the Annual Meeting, the Board may appoint an auditor to fill the vacancy.	**FOR**
Proposal 7: Resolution to Authorize the Audit Committee, on behalf of the Board, to Determine Remuneration of the Company's U.K. Statutory Auditor (page 69) The remuneration of our U.K. statutory auditor must be fixed by our shareholders through ordinary resolution or in such manner as the shareholders may by ordinary resolution determine. We are asking our shareholders to authorize the Audit Committee, for and on behalf of the Board, to determine Ernst & Young LLP's remuneration as our U.K. statutory auditor.	**FOR**
Proposal 8: Resolution to Receive the Company's Annual Report and Accounts (page 70) The Company's Annual Report and Accounts is required to be presented at the Annual Meeting.	**FOR**

	Our Board's Recommendation
Proposal 9: Resolution to Authorize the Board to Issue Shares (page 71) As required under the U.K. Companies Act, we propose that our shareholders authorize our directors to issue ordinary shares up to an aggregate nominal amount of €316,220.	**FOR**
Proposal 10: Resolution to Authorize the Board to Issue Shares without Pre-emptive Rights (page 73) This special resolution is required under the U.K. Companies Act to allow us to issue shares without first offering them to our shareholders. We propose that, subject to the passing of the resolution included in Proposal 9, our directors be empowered to issue ordinary shares up to an aggregate nominal amount of €158,110 free from the pre-emptive rights and restrictions in section 561 of the U.K. Companies Act.	**FOR**
Proposal 11: Resolution to Authorize the Board to Issue Shares under our Equity Incentive Plans (page 75) As required under the U.K. Companies Act, we propose that our shareholders authorize our directors to issue ordinary shares under our equity incentive plans up to an aggregate nominal amount of €57,000.	**FOR**
Proposal 12: Resolution to Authorize the Board to Issue Shares under our Equity Incentive Plans without Pre-emptive Rights (page 76) This special resolution is required under the U.K. Companies Act to allow us to issue shares under our equity incentive plans without first offering them to our shareholders. We propose that, subject to the passing of the resolution included in Proposal 11, our directors be empowered to issue ordinary shares under our equity incentive plans up to an aggregate nominal amount of €57,000 free from the pre-emptive rights and restrictions in section 561 of the U.K. Companies Act.	**FOR**

[1]   A separate resolution will be proposed for each director.

Proposals Mandated by English Law

Certain proposals on which you are being asked to vote are customary or required for public limited companies incorporated under the U.K. Companies Act to present to shareholders at each annual general meeting. These proposals may be unfamiliar to our shareholders who are accustomed to proxy statements for companies organized in the United States ("U.S.") or other jurisdictions. Specifically, Proposals 5 through 12 set forth in this proxy statement are required for the Company under applicable U.K. law but are not typical or required by companies formed under U.S. jurisdictions.

Corporate Governance Highlights

Annual election of directors	**Independent Chairman of the Board separate from CEO**	**Director mandatory retirement policy**
9 of 11 director nominees are independent	**Directors elected by a majority of votes cast in an uncontested election**	**No Board authorization to issue blank-check preferred stock**
No shareholder rights plan	**Shareholder ability to call a special meeting**	**Regular executive sessions of the Board and its committees**

Summary of Director Nominees

Name	Age	Director Since	Committee Membership: Audit	Compens-ation	Finance	Growth & Innovation	Health & Economic Response	Nominating & Corporate Governance	Other Boards[(1)]
Andrew C. Teich*	60	2014			●	●	C	C	1
Jeffrey J. Cote	54	2020							1
John P. Absmeier*	46	2019	●			●			0
Daniel L. Black*	60	2021	●	●	●				0
Lorraine A. Bolsinger*	61	2020		●	●				0
James E. Heppelmann*	56	2014		C		●	●	●	2
Charles W. Peffer*	73	2010	●						1
Constance E. Skidmore*	69	2017	C	●			●	●	1
Steven A. Sonnenberg*	68	2020				●		●	2
Martha N. Sullivan	64	2013				C			2
Stephen M. Zide*	61	2010			C		●		0

* Independent Director   C Committee Chair   ● Committee Member

(1) Number of other public company boards of which the director is currently a member.



6
New directors in the last five years

5
Current or former CEOs

<5
Average Tenure

61
Average age

36%
Gender or ethnically diverse

9 of 11
Independent

2020 Company Performance Highlights

Sensata and the entire world experienced an enormous global health and economic crisis caused by the COVID-19 virus in 2020. From the first shutdowns in March, across every geographic region, Sensata's immediate priority became ensuring the safety of our employees while addressing the urgent needs of our partners and customers. While the resulting volatility in the first half of the year greatly affected our customers and markets, and thus our financial results, we took necessary actions quickly, to remain agile and to preserve our financial foundation. Sensata's dedicated employees and the resilience of our business model enabled us to emerge from this worldwide crisis stronger than ever, producing record free cash flow in the fourth quarter.

For the full year 2020, Sensata reported revenue of $3.05 billion, an organic revenue decline of 11.9% from 2019, reflecting steep end market declines. Despite those underlying trends, Sensata successfully generated 600 basis points of outgrowth compared to our end markets. In automotive and heavy vehicle & off road ("HVOR"), we outgrew end markets by 690 basis points and 880 basis points, respectively, which was higher than our long-term targets of 400 to 600 basis points in automotive and 600 to 800 basis points in HVOR. We also closed more than $465 million in new business wins, including $180 million in new business wins in Electrification, providing a foundation for sustained outgrowth in 2021 and beyond.

2020 Compensation Highlights

As described more fully in the Compensation Discussion and Analysis section of this Proxy Statement, our named executive officers (each, an "NEO" and collectively, the "NEOs") are compensated in a manner consistent with our pay for performance compensation philosophy. Below are a few highlights of our 2020 compensation program as they relate to our NEOs.



| **85%** CEO Pay At-Risk | **84%** Payout Under Annual Incentive Bonus Plan | **70%** NEO Pay At-Risk |
| 33% Vesting of 2018 GPUs | **33%** Vesting of 2018 PRSUs | 55% Equity Awards are Performance-Based |

Compensation-Related Corporate Governance Best Practices

Robust stock ownership guidelines for executive officers and directors	Annual say-on-pay vote for shareholders	Clawback policy in the event of financial restatement, fraud, or material violation of Company policies
Pay for performance philosophy weighted towards variable at-risk performance-based compensation	Robust annual risk assessment of executive compensation programs, policies, and practices	Prohibition on hedging and pledging transactions
Independent compensation consultant advises the Compensation Committee	Effective balance between differentiated short-term and long-term performance factors and incentives	Pay for performance philosophy weighted towards variable at-risk performance-based compensation

Forward Looking Statements

This Proxy Statement of Sensata Technologies Holding plc includes information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements include those that may be identified by words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would," and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Detailed information about some of the other known risks is included in our Annual Report on Form 10-K for the year ended December 31, 2020 and our other reports filed with the Securities and Exchange Commission. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this Proxy Statement with caution. Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events, or otherwise.

PROPOSAL 1: ELECTION OF DIRECTORS

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the election or re-election of each nominee.**

Acting upon the recommendation of the Nominating & Corporate Governance Committee, our Board has nominated the persons identified herein for election as directors. The term of each director expires at the next annual general meeting of shareholders, and each director will continue in office until the election and qualification of his or her respective successor or until his or her earlier death, removal, or resignation. Consistent with the terms of our articles of association, the Board currently is authorized to have up to 12 directors, and the current number of directors is 12. Mr. Thomas Wroe, Jr. will retire after 11 years of service on the Board and is not a nominee for re-election at the Annual Meeting. A proxy cannot be voted for a greater number of directors than the 11 nominees identified in this proxy statement. Each of the 11 nominees for director will be elected by the vote of a majority of the votes cast with respect to each such nominee. A shareholder may: (i) vote for the election of a nominee; (ii) vote against the election of a nominee; or (iii) abstain from voting for a nominee. Unless a proxy contains instructions to the contrary, the proxy will be voted "FOR" the election of each nominee named on the following pages. The form of shareholder resolution for this proposal is set forth under the heading "Shareholder Resolutions for 2021 Annual General Meeting" on page 84 of this proxy statement.

Sensata values a number of attributes and criteria when identifying nominees to serve as a director, including professional background, expertise, reputation for integrity, business, financial and management experience, leadership capabilities, and diversity. In addition to the specific experience and qualifications set forth below, we believe all of the nominees are individuals that possess a reputation for integrity, strong leadership capabilities, and the ability to work collaboratively in order to make positive contributions to the Board and management.. Set forth on the following pages is biographical and other background information concerning each nominee for director. This information includes each nominee's principal occupation as well as a discussion of the specific experience, qualifications, attributes, and skills of each nominee that caused the Board to recommend that each nominee serve as a director. In addition, set forth below is the period during which each nominee has served as a director of Sensata. The Board is nominating the following 11 persons to serve as directors. The information presented below has been confirmed by each nominee for purposes of its inclusion in this proxy statement. Each nominee has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

Andrew C. Teich



Director Since:
2014
Age: 60
Committees:
• Finance
• Growth &
  Innovation
• Heath & Economic
  Response (Chair)
• Nominating &
  Corporate
  Governance
  (Chair)

Mr. Teich began serving as the Chairman of our Board in July 2019 and has served as a director of the Company since May 2014. In June 2017, after 33 years with the company, Mr. Teich retired as the President and Chief Executive Officer of FLIR Systems, Inc. ("FLIR"), a position he had held since 2013. FLIR is a designer, manufacturer, and marketer of thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial, and government markets. Mr. Teich joined FLIR in 1999 as Senior Vice President, Marketing, and held various positions within FLIR since that time, including President of Commercial Vision Systems and President of Commercial Systems. Prior to joining FLIR, Mr. Teich held various positions at Inframetrics, Inc. (acquired by FLIR in 1999), including Vice President of Sales and Marketing. Mr. Teich served on the board of directors of FLIR from July 2013 until his retirement in June 2017.

In October 2018, Mr. Teich joined the board of directors of Resideo Technologies, a global provider of smart home solutions. He currently serves as Resideo's lead independent director, Chair of the Innovation and Technology Committee and member of the Compensation and Nominating and Governance Committees.

Mr. Teich is a seasoned executive who brings to the Board relevant industry experience combined with sales and marketing skills. Mr. Teich has been involved in more than 25 technology company acquisitions and is listed as an inventor on more than 50 patents.

Jeffrey J. Cote



Director Since:
2020
Age: 54
Committees:
None

Mr. Cote has served as a director and the Chief Executive Officer & President of the Company since March 1, 2020. He was appointed President in January of 2019 and previously served as Chief Operating Officer from July 2012 until January 2019. In addition to his role as Chief Operating Officer, he served as Executive Vice President, Sensing Solutions from November 2015 to January 2019. He served as Executive Vice President and Chief Administrative Officer from January 2011 through July 2012. Mr. Cote assumed the role of Interim Chief Financial Officer following Robert Hureau's resignation in April 2013, and served in that role until Paul Vasington's appointment as Chief Financial Officer in February 2014. Mr. Cote served as Senior Vice President and Chief Financial Officer of STI from January 2007 through July 2007, and Executive Vice President and Chief Financial Officer of STI from July 2007 through our initial public offering. From March 2005 to December 2006, Mr. Cote was Chief Operating Officer of the law firm Ropes & Gray. From January 2000 to March 2005, Mr. Cote was Chief Operating and Financial Officer of Digitas. Previously he worked for Ernst & Young LLP.

Mr. Cote has been a director of Trinseo S.A., a global materials solutions provider, since 2014, where he serves as a member of the Compensation and Talent Development Committee and the Audit Committee. He also serves on the Board of Advisors at the Massachusetts Society for the Prevention of Cruelty to Children.

Mr. Cote brings to the Board significant senior leadership and operational, industry, administrative, financial and technical experience. He is a 14-year veteran of the Company and has extensive knowledge of our business.

John P. Absmeier



Director Since: 2019
Age: 46
Committees:
- Audit
- Growth & Innovation

Mr. Absmeier has served as a director of the Company since March 2019. Mr. Absmeier has been the Chief Technology Officer of Lear Corporation ("Lear"), a public company and leading supplier of automotive technology including seating and electrical and electronic systems since June 2018. As Chief Technology Officer, Mr. Absmeier leads all aspects of Lear's technology and innovation efforts as well as corporate strategy, reporting to the President and Chief Executive Officer. Prior to joining Lear, he was Vice President of Smart Machines at Samsung Electronics from November 2015 through May 2018. While at Samsung, he led the company's acquisition of Harman International and in May 2017, became the Senior Vice President and General Manager of the ADAS/Autonomous business unit at Harmon.

Prior to joining Samsung, Mr. Absmeier was with Delphi Corporation for 19 years, where he held several positions of increasing responsibility. In 2014 he was named as one of the top 40 automotive executives under the age of 40 by Automotive News. From October 2012 to November 2015, he was Managing Director - Delphi Labs @Silicon Valley and Autonomous Driving, and from October 2006 to October 2012, Business Director – Electronic Controls, Asia Pacific. Also during his time at Delphi, Mr. Absmeier held several roles in the areas of hybrid and electric vehicles, fuel cells and telematics. Mr. Absmeier holds a M.S. in Mechanical Engineering and Management of Technology from the University of California, Berkeley, and a B.S. in Mechanical Engineering from Purdue University. Before launching his business career, Mr. Absmeier served over eight years with the United States Marine Corps, during which he was meritoriously promoted and awarded multiple honors for outstanding performance.

Mr. Absmeier brings to the Board significant experience in and knowledge about the industries we serve. He also brings a detailed understanding of the autonomous vehicle market and related technologies and insight into the future direction of technology development in our industries.

Daniel L. Black



Director Since: 2021
Age: 60
Committees:
- Audit
- Compensation
- Finance

Mr. Black has served as a Director since January 2021. Mr. Black has been a Managing Partner at The Wicks Group, a private equity firm focused on tech enabled business and consumer services companies, since 2005. As Managing Partner at Wicks, Mr. Black is involved in all investment and management activities and serves on the boards of its portfolio companies. Prior to becoming Managing Partner, Mr. Black served as Principal from 2003 through 2005. Prior to The Wicks Group, Mr. Black was a Managing Director and Co-Head of Merchant Banking at BNY Capital Markets (a subsidiary of The Bank of New York), where his career spanned 21 years in executive management positions, from 1982 through 2003. Mr. Black has served as a Trustee for the Advent Convertible Securities Fund (an $850 million public closed-end fund) since 2005 where he serves on the Audit and Nominating & Governance Committees. He has also been a member of the Dartmouth College Board of Trustees since 2019 and has served on the executive board of Harlem Lacrosse and Leadership, a not-for-profit educational organization, since 2014. Mr. Black holds a B.A. in Government from the Dartmouth College.

Mr. Black brings decades of experience in key areas critical to the Company's future operations and strategy, such as global experience in finance, mergers & acquisitions, and corporate governance.

Lorraine A. Bolsinger



Director Since:
2020
Age: 61
Committees:
• Compensation
• Finance

Ms. Bolsinger has served as a director of the Company since March 2020. Ms. Bolsinger retired from General Electric Company, a diversified technology and financial services company, in 2017 where she served for more than 37 years leading multiple divisions of GE across power and aviation, as well as holding senior-level officer roles. From 2016 through her retirement in 2017, Ms. Bolsinger served as Vice President, GE Corporate Accelerated Leadership Program. From 2013 through 2016, she served as President and Chief Executive Officer, GE Distributed Power and from 2008 through 2012, she served as President and Chief Executive Officer, GE Aviation Systems. During her early years at GE, Ms. Bolsinger established herself as a business builder and was promoted through various managerial and leadership roles to become Corporate Officer in 1999, as one of the youngest and first female executives to be named in that capacity.

Ms. Bolsinger is a frequent public speaker and has been a career-long advocate for women in STEM and leadership roles. She is a Trustee and Audit Committee Chair of Worchester Polytechnic Institute and has been a Leader in Residence at the GE Management Development Institute, educating and mentoring high potential young executives. She is a member of the Society of Women Engineers and serves on the board of Lake Sunapee Protective Association, a nonprofit organization dedicated to preserving and enhancing the special environment of the Lake Sunapee region in western New Hampshire.

Ms. Bolsinger brings to the Board extensive senior leadership, operational, industry, and technical experience. She has experience developing world -wide strategic relationships with commercial, government and military partners. She also has significant experience in environmental sustainability strategies and executive talent development.

James E. Heppelmann



Director Since:
2014
Age: 56
Committees:
• Compensation (Chair)
• Nominating & Corporate Governance
• Growth & Innovation
• Heath & Economic Response

Mr. Heppelmann has served as a director of the Company since August 2014. Mr. Heppelmann has been the President and Chief Executive Officer of PTC, Inc. ("PTC"), a public global software and service company, since 2010. PTC (formerly Parametric Technology Corporation) develops technology solutions that help companies transform the way they create, operate, and service smart, connected products. During his tenure at PTC, Mr. Heppelmann has served in various executive roles, including President, Chief Operating Officer, Chief Product Officer, and Executive Vice President, Software Products. Mr. Heppelmann joined PTC in 1998 when the company acquired Windchill Technologies, where he was co-founder, Chief Technical Officer, and Vice President of Marketing. Previously, Mr. Heppelmann served as Chief Technology Officer of Metaphase, Inc. from 1992 through 1997 and held various positions at Control Data Corporation from 1985 through 1992.

Mr. Heppelmann has served on the board of directors of PTC since 2008. In March 2021, he began serving as a director of Agile Growth Corp., a special purpose acquisition company that intends to pursue opportunities in the technology and software industry. Mr. Heppelmann is on the Executive Advisory Board of FIRST (For Inspiration and Recognition of Science and Technology), and is on the Dean's Advisory Board of the University of Minnesota College of Science and Engineering. We do not believe Mr. Heppelmann's other board or employment commitments impact his ability to fulfill his commitments to Sensata's Board.

Mr. Heppelmann brings to the Board a view into industries relevant to us, a detailed understanding of technological issues including the rapid evolution of smart, connected products and the Internet of Things, and insight into future directions of technology development.

Charles W. Peffer



Director Since:
2010
Age: 73
Committees:
• Audit

Mr. Peffer has served as a director of the Company since our IPO in March 2010. Mr. Peffer was a partner of KPMG LLP and its predecessor firms from 1979 until his retirement in 2002. Mr. Peffer served in KPMG's Kansas City office as Partner in Charge of Audit from 1986 to 1993 and as Managing Partner from 1993 to 2000.

Mr. Peffer has served as a director of Garmin, Ltd., a public company, since 2004 and currently serves as Chair of the Audit Committee. He has also served as a director of the Commerce Funds, which manages eight mutual funds with approximately $3 billion in assets, since 2006. Mr. Peffer was a director of NPC International, a franchisee of Pizza Hut and Wendy's locations from 2007 to 2018, and he was a director of HD Supply Holdings, Inc. from 2013 to December 2020.

Mr. Peffer brings to the Board extensive practical and management experience in public accounting and corporate finance, including significant experience with KPMG and its predecessor firms. Mr. Peffer also brings corporate governance expertise through his directorship roles in other public companies, including service on audit committees.

Constance E. Skidmore



Director Since:
2017
Age: 69
Committees:
• Audit (Chair)
• Compensation
• Nominating & Corporate Governance
• Heath & Economic Response

Ms. Skidmore has served as a director of the Company since May 2017. Ms. Skidmore retired from PricewaterhouseCoopers ("PwC") in 2009, after serving for over two decades as a partner, including a term on its governing board. Ms. Skidmore has served on the board of directors of Comfort Systems USA, Inc., a HVAC supply company, since 2012 and currently serves as Chair of its Audit Committee. She also served on the board of directors of ShoreTel, Inc., a telecommunications company, from 2014 until September 2017, when it was sold to Mitel. Ms. Skidmore also serves on the board of directors of several other privately-held and non-profit companies, including Proterra Inc., the V Foundation for Cancer Research and Viz Kinect. Ms. Skidmore holds a B.S. in psychology from Florida State University, and a M.S. in taxation from Golden Gate University.

Ms. Skidmore brings to the Board more than 30 years of experience in accounting and finance and significant experience and knowledge in talent management and strategic planning. Ms. Skidmore also brings corporate governance expertise through her directorship roles in other public companies, including service on audit committees.

Steven A. Sonnenberg



Director Since:
2020
Age: 68
Committees:
• Nominating &
  Corporate
  Governance
• Growth &
  Innovation

Mr. Sonnenberg has served as a director of the Company since March 2020. Mr. Sonnenberg retired in 2019 from Emerson Electric Co., a manufacturer of products for industrial, commercial and consumer markets through its network power, process management, industrial automation, climate technologies, and tools and storage businesses. In 2018, he became Senior Advisor, Emerson Automation Solutions until his retirement in 2019. In that role, he worked in the areas of leadership development and senior customer relations. From 2016 through 2018, Mr. Sonnenberg served as Chairman of Emerson's Automation Solutions business, which assists manufacturers to maximize performance through Emerson's industry-leading portfolio of technologies to measure, control, optimize and power their operations. In that role, he also advised on large acquisitions and on the development of the company's highest-level customer relationships. From 2008 through 2016, he served as President of Emerson's $8.5 billion Process Management Group, a worldwide 40,000 employee, eight business unit manufacturer of automation products for process industries. For more than 13 years prior, Mr. Sonnenberg managed various Emerson affiliated companies with operations throughout Asia and Europe.

Mr. Sonnenberg has been a director of Steel Dynamics, Inc., a public company which is one of the largest steel producers in North America, since 2018, where he serves on the Audit Committee and Corporate Governance and Nominating Committee. He has also served on the board of Tennant Company, a public company specializing in the design, manufacture and sale of nonresidential floor maintenance, since 2005, where he is currently the Chairman, chairs the Executive Committee, and serves on the Audit and Governance Committees. Mr. Sonnenberg is also on the Board of Trustees of Dunwoody College of Technology.

Mr. Sonnenberg brings to the Board significant senior leadership, operational, industry, and technical experience. He has overseen major new product development efforts in the Internet of Things, and sensing hardware and software. He has considerable global experience and broad knowledge of large acquisitions and the development of high-level customer relationships.

Martha N. Sullivan



Director Since:
2013
Age: 64
Committees:
• Growth &
  Innovation (Chair)

Ms. Sullivan has served as a director of the Company since January 1, 2013. Ms. Sullivan retired from her role as Chief Executive Officer of the Company effective March 1, 2020, having served in that capacity since January 1, 2013. She served as our Executive Advisor and played a critical role in the CEO transition process until April 2, 2021. She previously served as our President from September 2010 until January 2019, and was also our Chief Operating Officer from September 2010 until July 2012. Ms. Sullivan was Executive Vice President and Chief Operating Officer from March 2010 through September 2010. Ms. Sullivan served in the same capacities with STI from January 2007 through March 2010 and as Chief Operating Officer of STI from April 2006 through January 2007. Prior to April 2006, Ms. Sullivan served as Sensor Products Manager for the Sensors & Controls business of Texas Instruments (Sensata's preceding business unit) beginning in June 1997 and as a Vice President of Texas Instruments beginning in 1998. Ms. Sullivan joined Texas Instruments in 1984 and held various engineering and management positions, including Automotive Marketing Manager, North American Automotive General Manager, and Automotive Sensors and Controls Global Business Unit Manager.

Ms. Sullivan has been a director of Avery Dennison Corporation, an adhesive manufacturing company, since 2013. She began serving as a director of GS Acquisition Holdings Corp II, a special purpose acquisition company affiliated with Goldman Sachs Asset Management, in June 2020. Past and present external positions also include the Key Executive Council at Rensselaer Polytechnic Institute, President's Alumni Council at Michigan Technological University, and Ford International Supplier Advisory Council. She also currently serves as co-chair of the non-profit Board of Our Sisters' School in New Bedford, Massachusetts.

Ms. Sullivan brings to the Board significant senior leadership and operational, industry, and technical experience. She has extensive knowledge of our business, including its historical development, and important relationships with our major customers. Ms. Sullivan has been an important contributor to the expansion of our business through both organic growth and acquisitions, and as CEO, Ms. Sullivan had direct responsibility for our strategy and operations.



Mr. Zide has served as a director of the Company since our IPO in March 2010. He also served as a director of STI from April 2006 until the IPO. From 2015 to 2017, Mr. Zide served as a Senior Advisor of Bain Capital. From 2001 through 2015, Mr. Zide was a Managing Director of Bain Capital. Prior to joining Bain Capital in 1997, Mr. Zide was a partner of the law firm Kirkland & Ellis LLP, where he was a founding member of the New York office and specialized in representing private equity and venture capital firms.

Previously, Mr. Zide served on the board of directors of Trinseo S.A., from 2010. through 2020, HD Supply Holdings, Inc. from 2007 through 2014, Apex Tool Group, LLC from 2013 through 2014, Innophos Holdings, Inc., a producer of specialty phosphates, from 2004 through 2013, and Consolidated Container Corporation, a private company, from 2012 through 2017.

Director Since: 2010
Age: 61
Committees:
• Finance (Chair)
• Health & Economic Response

Mr. Zide brings to the Board extensive negotiating and financing expertise gained from his training and experience as a legal advisor, and later as a private equity professional and financial advisor. In addition, Mr. Zide has had significant involvement with us since April 2006, and has served as a director of numerous public and private companies during his career in private equity and law.

The nominees for election to the Board of Directors named above are hereby proposed for election or re-election by the shareholders.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that specify, among other things, the responsibilities, expectations, and operations of the Board, as well as general qualification criteria for directors. Our Corporate Governance Guidelines are available on the investor relations page of our website at www.investors.sensata.com under Governance. In addition, free copies of the guidelines may be obtained by shareholders upon request by contacting our Company Secretary at +1 (508) 236-3800. The Corporate Governance Guidelines are reviewed by the Nominating & Corporate Governance Committee and changes are recommended to the Board for approval as appropriate.

Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Employees

We have adopted a Code of Business Conduct and Ethics ("Code of Conduct") governing the conduct of our personnel, including our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. Copies of our Code of Conduct are available on the investor relations page of our website at www.investors.sensata.com under Governance. In addition, free copies may be obtained by shareholders upon request by contacting our Company Secretary at +1 (508) 236-3800.

In the event that an amendment is made to our Code of Conduct, we will disclose the nature of any such amendment on our website within four business days following the date of the amendment. In the event that we grant a waiver, including an implicit waiver, from a provision of our Code of Conduct to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions, we will disclose the nature of any such waiver, including the name of the person to whom the waiver is granted and the date of such waiver, on our website at www.investors.sensata.com within four business days following the date of the waiver.

Board Leadership Structure

Since 2012, the positions of Chief Executive Officer and Chairman of the Board have been held by separate individuals. Andrew C. Teich, an independent director, began serving as our non-executive Chairman of the Board in July 2019. As non-executive Chairman, Mr. Teich approves the agendas for, and presides over, the Board meetings and also chairs executive sessions of the non-management directors. The Chief Executive Officer is also a member of the Board and participates in its meetings. The Board believes the separation of the positions of Chief Executive Officer and Chairman is the appropriate structure for the Company at this time.

Risk Oversight

Risk is inherent in every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, financial risks, legal and regulatory risks, cybersecurity risks and others. Management is responsible for the day-to-day management of risks that we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to ensure that the risk management processes designed and implemented by management are adequate and functioning as designed.

The Board receives presentations from senior management on strategic matters involving our operations. The Board regularly dedicates a portion of its meeting agenda to discuss the strategy of the Company, including the corresponding risks. In addition, senior management attends Board meetings and is available to address any questions or concerns raised by the Board related to risk management and other matters.

While the Board is ultimately responsible for our risk oversight, its committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The role of each committee in connection with risk oversight is provided in this proxy statement in the section captioned "Board Committees and Meetings".

The Board has delegated to the Audit Committee oversight of our risk management process. Among its duties, the Audit Committee: (a) reviews with management our policies with respect to risk assessment and management of risks that may be material to us, including the risk of fraud; (b) reviews the integrity of our financial reporting processes, both internal and external, including reviewing management's report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year; (c) reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures; and (d) reviews our compliance with legal and regulatory requirements. The Audit Committee also is responsible for reviewing legislative and regulatory developments that could materially impact our contingent liabilities and risk profile. Other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing us and that the Board leadership structure supports this approach.

Corporate Responsibility and Sustainability

At Sensata, our purpose is to help our customers and partners deliver a safer, cleaner, more electrified, and connected world. This purpose guides our actions, from how we treat our people, to what business decisions we make and everything in between. Corporate responsibility and sustainability are the building blocks for successfully fulfilling our purpose.

Our corporate responsibility and sustainability efforts are led by our Chief Legal Officer. Our Strategy Leadership Team, composed of executive leadership, is actively engaged in assessing and recommending various initiatives across the Company in support of these efforts. The Nominating and Corporate Governance Committee of our Board oversees our corporate responsibility and sustainability initiatives in support of our strategy.

Our employees, whom we refer to as Team Sensata, are responsible for upholding our purpose and embodying our values in all aspects of daily work. Our corporate values are the essence of our identity and the foundation upon which our culture is built. We are committed to encouraging and supporting a culture of diversity, equity, and inclusion. Our talented and diverse workforce provides a key competitive advantage, and our business success is a reflection of the quality and skill of our people. The diverse capabilities that reside within our talented workforce position us to anticipate and fulfill the needs of our global customers and provide high-quality products and services. We recognize that as we continue to expand our global footprint, diversity in all aspects will be essential to our continued success.

We have adopted a number of policies that highlight the Company's commitment to corporate responsibility and sustainability and that seek to promote strong governance and sustainability in the operation of our business. More information about our corporate responsibility and sustainability efforts and related policies is available at www.sensata.com/sustainability.

Director Independence

The rules of the New York Stock Exchange ("NYSE") require that a majority of the members of the board of directors be "independent directors" and that all of the members of each of the audit, compensation, and nominating & corporate governance committees of the board be "independent directors", in each case, as defined under the rules of the NYSE.

As of the date of this proxy statement, eight members of the Board qualify as "independent" directors (as such term is defined by the rules adopted by the SEC and the NYSE). To be considered independent, the Board must determine each year that a director does not have any direct or indirect material relationship with us. When assessing the materiality of any relationship a director has with us, the Board reviews all the relevant facts and circumstances of the relationship to assure itself that no commercial or other relationship of a director impairs such director's independence.

The Board has affirmatively determined that each of the director nominees, with the exception of Mr. Cote and Ms. Sullivan, qualify as independent. Throughout this proxy statement, we refer to these directors as our "non-management" or "independent directors". In determining the independence of Mr. Heppelmann, the Board considered that, in the ordinary course of business, Sensata has purchased products from PTC, Inc. ("PTC"), where Mr. Heppelmann is an executive officer, and that the amount we paid to PTC in any of the previous three fiscal years was below the greater of $1 million or one percent (1%) of PTC's annual revenue. With respect to Mr. Absmeier, the Board considered that Sensata currently pays certain royalties to Lear Corporation ("Lear"), where Mr. Absmeier is employed, and that such amount was below the greater of $1 million or one percent (1%) of Lear's annual revenue.

The Board found that Mr. Cote and Ms. Sullivan are not independent because of their respective current and former employment relationships with us.

Family Relationships

There are no familial relationships between any of our executive officers or directors.

Executive Sessions

In accordance with our Corporate Governance Guidelines, our non-management directors meet in executive sessions on a periodic basis without management. The presiding director for purposes of leading these meetings is either Mr. Teich, when these executive sessions take place in connection with Board meetings, or the chair of the standing committee, when these executive sessions take place in connection with standing committee meetings.

Shareholder Communications with the Board of Directors

Any shareholders or other interested parties who have concerns that they wish to make known to our independent directors should send any such communication to the Chair of the Audit Committee in care of the offices of our U.S. operating subsidiary, Sensata Technologies, Inc., at 529 Pleasant Street, Attleboro, Massachusetts 02703. All such communications will be reviewed by the Chair of the Audit Committee and discussed with the Audit Committee, which will determine an appropriate response or course of action. Examples of inappropriate communication include business solicitations, advertising, and communication that is frivolous in nature, relates to routine business matters (such as product inquiries, complaints, or suggestions), or raises grievances that are personal in nature.

BOARD COMMITTEES AND MEETINGS

During our fiscal year ended December 31, 2020 ("fiscal year 2020"), the Board held nine meetings. Each director attended 75% or more of the aggregate number of meetings of the Board and committees of the Board on which the director served during 2020. We have no policy regarding director attendance at the annual general meeting of shareholders. Last year, no directors were present at the annual meeting.

During 2020, we had six committees of the Board: the Audit, Compensation, Finance, Growth & Innovation, Health & Economic Response, and Nominating & Corporate Governance Committees. Due to the COVID-19 pandemic, the Board established the Health & Economic Response Committee in March 2020 to oversee matters relating to the global health and economic crisis caused by COVID-19. The following table provides the membership information for each committee of the Board as of April 15, 2021:

Name	Audit	Compensation	Finance	Growth & Innovation	Health & Economic Response	Nominating & Corporate Governance
John P. Absmeier	●			●		
Daniel L. Black	●	●	●			
Lorraine A. Bolsinger		●	●			
Jeffrey J. Cote						
James E. Heppelmann		C		●	●	●
Charles W. Peffer	●					
Constance E. Skidmore	C	●				●
Steven A. Sonnenberg				●		●
Martha N. Sullivan				C	●	
Andrew C. Teich			●		C	C
Thomas Wroe Jr.[(1)]						
Stephen M. Zide			C		●	

C Committee Chair   ● Committee Member
[(1)] Mr. Wroe is retiring from the Board in connection with our Annual Meeting.

Below is a description of each of the Audit, Compensation, Finance, Growth & Innovation, Health & Economic Response, and Nominating & Corporate Governance Committees of the Board and information regarding committee meetings held in fiscal year 2020. The charter for each of our committees is available on the investor relations page of our website at www.investors.sensata.com under Governance. You may contact the Company Secretary at +1 (508) 236-3800 to obtain a printed copy of these documents free of charge.

Audit Committee

Members:

Constance E. Skidmore (C)
John P. Absmeier
Daniel L. Black*
Charles W. Peffer

Independence:

All members independent

Financial Expertise:

All meet NYSE financial literacy requirements; Ms. Skidmore and Messrs. Black and Peffer qualify as financial experts

Meetings in Fiscal Year 2020:

Seven

*appointed in January 2021

Key Responsibilities:

<u>External Auditor</u>. Appointing our external auditor, subject to shareholder vote as may be required under English law, overseeing the external auditor's qualifications, independence and performance, discussing relevant matters with the external auditor, and preapproving audit and permitted non-audit services to be provided by the external auditor and related fees.

<u>Financial Reporting</u>. Supervising and monitoring our financial reporting and reviewing with management and the external auditor the Company's annual and quarterly financial statements.

<u>Internal Controls, Risk Management and Compliance Programs</u>. Overseeing our system of internal controls, our enterprise risk management programs, and our compliance programs.

Compensation Committee

Members:

James E. Heppelmann (C)
Daniel L. Black*
Lorraine A. Bolsinger
Constance E. Skidmore

Independence:

All members independent

Meetings in Fiscal Year 2020:

Six

*appointed in January 2021

Key Responsibilities:

<u>Executive Compensation</u>. Setting, reviewing, and evaluating compensation, and related performance and objectives, of our senior executive officers.

<u>Incentive and Equity-Based Compensation Plans</u>. Reviewing and approving, or making recommendations to our Board with respect to, our incentive and equity-based compensation plans and equity-based awards.

<u>Compensation-Related Disclosures</u>. Overseeing compliance with our compensation-related disclosure obligations under applicable laws.

<u>Director Compensation</u>. Assisting our Board in deciding on the individual compensation applicable to our directors within the framework permitted by the general compensation policy that, beginning in 2019, requires approval from our shareholders.

Finance Committee

Members:

Stephen M. Zide (C)
Daniel L. Black*
Lorraine A. Bolsinger*
Andrew C. Teich

Independence:

All members independent

Meetings in Fiscal Year 2020:

Three

*appointed in January 2021

Key Responsibilities:

<u>Review Potential Transactions</u>. Review potential transactions, including strategic investments, mergers, acquisitions, and divestitures, oversee debt or equity financings, credit arrangements, and investments, and make recommendations to the Board regarding such transactions when appropriate.

<u>Capital Structure and Deployment</u>. Oversee policies governing capital structure, including dividends and share repurchase programs, and make recommendations to the Board when appropriate.

<u>Other Financial Strategies</u>. Evaluate other financial strategies.

Growth & Innovation Committee

Members:

Martha N. Sullivan (C)
John P. Absmeier
James E. Heppelmann
Steven A. Sonnenberg
Andrew C. Teich

Independence:

All members independent
except for Ms. Sullivan

Meetings in Fiscal Year 2020:

Five

Key Responsibilities:

Growth & Innovation Development.   Oversee certain of the Company's technology and innovation initiatives as well as investments, mergers, and acquisitions related to those initiatives, and makes recommendations to the Board with respect to innovation or technology-related projects, investments and acquisitions.

Review of New Technologies. Review with management certain new technologies and processes as well as competitive trends that may have a material impact on the Company or may require significant change to the Company's strategy.

Health & Economic Response Committee

Members:

Andrew C. Teich (C)
James E. Heppelmann
Constance E. Skidmore
Stephen M. Zide

Independence:

All members independent

Meetings in Fiscal Year 2020:

Nine

Key Responsibilities:

Health & Safety: Overseeing employee health and safety due to the outbreak of COVID-19.

Financial: Overseeing financial risks and public disclosures related to COVID-19 and the corresponding global health and economic crisis.

Operational: Overseeing operational risks related to COVID-19 and the corresponding global health and economic crisis.

Nominating & Corporate Governance Committee

Members:

Andrew C. Teich (C)
James E. Heppelmann
Constance E. Skidmore
Steven A. Sonnenberg

Independence:

All members independent

Meetings in Fiscal Year 2020:

Five

Key Responsibilities:

Board and Committee Evaluations. Overseeing the evaluation process for our Board and its committees and providing feedback on the results.

Director Nomination, Committee Members and Director Succession Planning. Determining selection criteria and appointment procedures for our Board and committee members, considering succession time lines for directors, and making recommendations regarding nominations and committee appointments to the full Board.

Board Composition. Periodically assessing the scope and composition of our Board and its committees.

Corporate Governance. Advising the Board on corporate governance matters, including the board governance guidelines, related-party transaction policy, and corporate and social responsibility.

Compensation Committee Interlocks and Insider Participation

No current member of the Compensation Committee and no member who served on the Compensation Committee during fiscal year 2020 is or has been an officer or employee of the Company, and none of our executive officers currently serves or served during fiscal year 2020 on the board of directors or compensation committee of an entity that has one or more executive officers serving on our Board or Compensation Committee. There are, and during fiscal year 2020 there were, no interlocking relationships between any of our executive officers and members of our Compensation Committee, on the one hand, and the executive officers and compensation committee members of any other company, on the other hand.

Board and Committee Evaluation Process

The Board is committed to continuously evaluating the Company's strategic priorities and ensuring that the Board is acting to effectively guide and advance those priorities. As part of this process, the Board conducts a self-assessment each year, which includes the completion of a detailed survey by each director covering a broad variety of topics, including the Company's strategic priorities; the Board's role in progressing those priorities; Board succession planning, including an evaluation of the overall mix of the current directors' skills and the identification of desirable skills and attributes for potential director nominees; and an evaluation of the performance of the Board and its committees. Mr. Teich, as the Chairman, reviews a summary of the results of these surveys and meets one-on-one with each director to collect additional feedback. He then prepares a collective summary of all feedback for presentation to the full Board, focusing on areas in which strategic needs are identified or the performance of the Board or its committees could be improved.

Board Nomination Process

One of the key responsibilities of the Nominating & Corporate Governance Committee (the "Governance Committee") is to oversee and manage the selection criteria and appointment procedures for our Board members. When a vacancy exists on the Board due to expansion of the size of the Board or the resignation or retirement of an existing director, the Governance Committee identifies and evaluates potential director nominees and recommends candidates to the Board. The primary goal is to assemble a Board that offers a variety of perspectives, backgrounds, knowledge, and skills derived from high-quality business and professional experience. The Governance Committee has sole authority to retain and terminate any search firm to be used to assist with identifying, evaluating, and screening candidates for the Board.

The Governance Committee also recommends annually the slate of director nominees for approval by the Board and the shareholders at the annual general meeting. Prior to its recommendation, the Governance Committee reviews each director's skills, background, expertise, time demands, and contributions to the Board, to determine if each director is capable of supporting the Company's present and future needs and should be re-nominated to serve on the Board.

In accordance with the U.K. Companies Act, the Governance Committee also considers shareholder recommendations of nominees (other than self-nominations) for election to the Board, and will include such nominees in our proxy statement provided that a complete description of the nominee's qualifications, experience, and background, together with a statement signed by each nominee in which he or she consents to serve as a director, accompanies the recommendation. Such recommendations should be submitted in writing to the attention of the Nominating & Corporate Governance Committee, Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., Attention: Company Secretary, 529 Pleasant Street, Attleboro, Massachusetts 02703.

Board Composition, Refreshment, and Commitment to Diversity and Inclusion

We currently have a policy limiting a director's term to 12 years and requiring that directors retire at the age of 75. To limit the possibility of this policy adversely impacting the ability of the Board to provide effective, uninterrupted leadership, the Governance Committee continuously monitors board succession and the rotation of our directors and actively reviews the appropriate skills and characteristics required of our directors in the context of the current composition of the Board, our operating requirements, the long-term interests of our shareholders, and the impact of director rotation. Following Mr. Wroe's retirement in accordance with the term limit policy and the election of our director nominees at the Annual Meeting, the Board will be reduced to 11 directors. Six of the 11 directors standing for election have joined the Board within the past five years.

The Governance Committee and Board believe diversity of professional backgrounds, age, gender, and ethnicity enhance the Board's performance of its leadership and oversight functions and value diversity and inclusion as factors in selecting nominees to serve on the Board. A variety of personal and professional backgrounds and experiences provide different viewpoints resulting in a wide-ranging critical review of our business, which we believe enhances, among other things, the Board's oversight of our risk management processes and strategy. The Governance Committee and Board are committed to using our succession planning and refreshment process to maintain and advance the diversity that exists in our Board, which is currently 36% gender or ethnically diverse with an age differential spanning 27 years.

Board Commitment

The Governance Committee and Board nominate only those candidates who they believe are capable of devoting the necessary time to discharge their duties, taking into account principal occupations, memberships and roles on other boards, attendance at Board and committee meetings, and other responsibilities. Directors must advise the Chair of the Governance Committee, Chairman of the Board, and the CEO prior to joining the board of another public company and must offer to resign from the Board or not accept the additional directorship if the Governance Committee determines the additional directorship constitutes a conflict of interest or interferes with such director's ability to carry out his or her responsibilities as a director of the Company. In addition, directors must advise the Chair of the Governance Committee of any change in primary employment. The Governance Committee continually assesses any changes in directors' time commitments throughout the year and, through the annual evaluation process, determines whether all of the director nominees have the necessary time to devote to our Board and its committees.

Board Criteria

The Governance Committee evaluates each candidate for election to the Board based on the candidate's range of talent, skill, experience, and expertise, as well as the candidate's integrity, business acumen, understanding of our industry and business, diversity, potential conflicts of interest, availability, independence of thought, and overall ability to represent the interests of our shareholders. Although the Governance Committee does not assign specific weights to any particular criteria, and no particular attribute is necessarily applicable to all prospective nominees, the Governance Committee believes it is important that our Board as a whole possesses certain characteristics including:

- experience in the automotive, industrial, or aerospace industries;
- expertise in manufacturing;
- expertise in electrical or mechanical engineering;
- experience as a chief executive officer, chief financial officer, or chief technology officer;
- experience leading the acquisition and integration of complementary businesses;
- experience in banking and capital markets;
- environmental, social, and governance experience;
- risk management experience;
- experience and skills in transformational technology and innovation leadership;
- international business experience, specifically in Asia or Europe;
- diversity in gender, ethnicity, culture, age, or business experience; and
- experience fostering organic growth within complex organizations.

Although the Governance Committee considers these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for any individual nominee and considers the specific needs of the Board as a whole and the needs of the various Board committees when filling vacancies.

Attendance at Board and Committee Meetings

Each of our directors attended more than 75% of the aggregate number of meetings of the Board and committees of the Board on which the director served during 2020.

PROPOSAL 2: ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the approval, on an advisory basis, of the compensation paid to our Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K.**

The Board of Directors believes that our compensation policies and procedures are centered on a pay-for-performance culture and are aligned with the long-term interests of shareholders. You are urged to read the "Executive Compensation" section of this proxy statement for additional details on our executive compensation, including our philosophy and objectives, and the 2020 compensation of our Named Executive Officers, or NEOs.

Mr. Black was appointed to the Compensation Committee effective January 1, 2021. As a result, reference to the Compensation Committee in this Proposal 2 relating to actions taken before this date does not include Mr. Black.

Pursuant to provisions of Section 14A of the Securities and Exchange Act of 1934, as amended, that were enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), and as a matter of good corporate governance, we are providing our shareholders with an opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs disclosed in this proxy statement pursuant to Item 402 of Regulation S-K (including in the compensation discussion and analysis, compensation tables, and accompanying narrative disclosures). This advisory vote is commonly referred to as a "say-on-pay" vote. Although this vote is non-binding, the Compensation Committee and the Board will consider the outcome of the vote when making future compensation decisions. This proposal gives you, as a shareholder, the opportunity to endorse or not endorse our executive pay program through the following resolution:

"RESOLVED, that, on an advisory basis, the compensation paid to our Named Executive Officers, as disclosed in the proxy statement filed by Sensata Technologies Holding plc in connection with its Annual General Meeting of Shareholders to be held on May 27, 2021, pursuant to Item 402 of Regulation S-K (including the compensation, discussion and analysis, compensation tables, and accompanying narrative disclosures) be, and it hereby is, approved."

The above "say-on-pay" vote is being provided pursuant to SEC regulations. While this vote does not bind the Board to any particular action, the Board values the input of the shareholders, and will take into account the outcome of this vote in considering future compensation arrangements. We include this shareholder advisory vote annually, and we expect that the next such vote will occur at the 2022 Annual General Meeting of Shareholders.

EXECUTIVE OFFICERS

Set forth below is the name, age, and biographical information of each of our current executive officers, other than Mr. Cote, our Chief Executive Officer and President, whose information is presented under "Proposal 1: Election of Directors."

Lynne Caljouw, Senior Vice President and Chief Human Resources Officer	Age 47

 Ms. Caljouw was appointed Senior Vice President and Chief Human Resources Officer in June 2020. She joined Sensata in October 2014 as a Senior Director, Human Resources supporting the Sensors business and was promoted in 2016 to the role of Vice President, Human Resources supporting the Automotive, CTO, HVOR & Control Solutions businesses. In late 2016, her role expanded to include ownership of Talent Acquisition, and in 2017 she added Talent Management and HR Services to her responsibilities, bringing oversight to the end-to-end employee experience. In 2018, Ms. Caljouw added HR leadership of the Finance, HR, IT and Legal teams to her responsibilities, and in late 2019, she started leading the Compensation, Benefits and HRIS teams. Before joining Sensata, Ms. Caljouw served in various HR leadership roles at Sears Holdings Corporation and The Gillette Company. She has a B.A. in Psychology from Dickinson College, a Master of Science in College Student Development and Counseling from Northeastern University and a Master of Business Administration in Global Management from the University of Phoenix.

Yann Etienvre, Executive Vice President and Chief Supply Chain Officer	Age 48

 Mr. Etienvre was appointed Executive Vice President and Chief Supply Chain Officer in March 2020. He previously served as Senior Vice President and Chief Supply Chain Officer effective May 2019. Mr. Etienvre joined Sensata as Vice President of Global Supply Chain in January 2013 and was later appointed Vice President of Sensors Acquisition in 2014, Vice President and General Manager of Control Components in 2015 and Senior Vice President and General Manager of Industrial in 2017. Prior to joining Sensata, Mr. Etienvre worked at IMI Severe Service where he held a number of roles ultimately culminating in his appointment as President Europe, the Middle East and Africa. Before joining IMI Severe Service in 2008, he spent nearly 10 years at GE Healthcare with increasing responsibility across manufacturing and commercial roles. Mr. Etienvre holds an Executive Master of Business Administration from Marquette University and a Bachelor's in Mechanical Engineering from the Institut National des Sciences Appliquees (INSA) in France.

Hans Lidforss, Senior Vice President and Chief Strategy & Corporate Development Officer	Age 57

 Mr. Lidforss was appointed Senior Vice President, Chief Strategy & Corporate Development Officer in February 2020. In this role, he is responsible for the overall strategy of the company and all M&A activities. Mr. Lidforss joined Sensata as Senior Vice President of Strategy and M&A in 2014. Prior to joining Sensata, Mr. Lidforss served as Senior Vice President, Strategy at Taleo Corporation where he led Taleo's corporate strategy and M&A activities, including the successful sale of Taleo to Oracle. Mr. Lidforss has also held roles as Vice President of Strategy and Corporate Development at Hewlett-Packard Company; Operations Executive at Cerberus Capital Management; General Manager and Integration Director at GE Capital IT solutions; and consultant at McKinsey & Company. Mr. Lidforss holds a Master of Science degree in Industrial Engineering and Management from Linkoping Institute of Technology in Sweden and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Vineet Nargolwala, Executive Vice President, Sensing Solutions   Age 48



Mr. Nargolwala was appointed Executive Vice President, Sensing Solutions in March 2020 and previously served as Senior Vice President, Sensing Solutions since September 2019. Mr. Nargolwala joined Sensata as Vice President, Sensors Americas in February 2013 and was later promoted to Senior Vice President, Performance Sensing, North America, Japan and Korea in April 2016. In February 2019, he was appointed Senior Vice President, General Manager, Global Safety & Mobility. Prior to joining Sensata, he was with Honeywell International, Inc. for over 9 years where he most recently served as President and General Manager for Phoenix Controls. Prior to Honeywell, Mr. Nargolwala spent almost 6 years at Nortel in various product management and engineering roles. Mr. Nargolwala holds a Bachelor's degree in Electrical Engineering from Maharaja Sayajirao University in Baroda, India; a Master's degree in Electrical Engineering from the University of Texas and a Master of Business Administration from Cornell University.

Juan Picon, Senior Vice President, Performance Sensing Automotive   Age 51



Mr. Picon was appointed Senior Vice President, Performance Sensing Automotive in August 2020. Prior to joining Sensata, Mr. Picon served as Group Vice President & General Manager for WESCO Distribution's US Business returning the US organization to profitable growth. Mr. Picon spent more than 18 years with Honeywell International, where he served in a number of executive and senior management capacities within their Automation & Control Solutions (ACS), Aerospace and Transportation Systems businesses. Most recently, he was Vice President & General Manager for Honeywell's Americas Environmental & Energy Solutions ACS business. During his tenure at Honeywell, Mr. Picon also held positions of increasing responsibility in Six Sigma and Lean manufacturing, operations, plant management and general management. He holds an MBA from Arizona State University, a master's degree in European Union Law from the University of Carlos III of Madrid, a Diploma in Business from the Centro de Estudios de Comercio (CECO) of Madrid, and a Law degree from the University Complutense of Madrid.

Paul S. Vasington, Executive Vice President and Chief Financial Officer   Age 55



Mr. Vasington was appointed Executive Vice President and Chief Financial Officer in February 2014. Mr. Vasington has diverse financial and managerial experience, most recently with Honeywell International Inc. from 2004 to 2014. He served as Vice President and Chief Financial Officer of Honeywell Aerospace from 2012 to 2014. Previously, he served as Vice President and Chief Financial Officer of Honeywell Performance Materials and Technologies from 2009 to 2012 and as Vice President and Chief Financial Officer of Honeywell Security from 2006 to 2009. Prior to joining Honeywell, Mr. Vasington held finance leadership roles at Crane Co. and Fortune Brands, Inc. Mr. Vasington began his career at Price Waterhouse and holds a degree in Finance for the University of Connecticut.

George Verras, Senior Vice President and Chief Technology Officer   Age 48



Mr. Verras was appointed to Senior Vice President, Chief Technology Officer in January 2021, in addition to his responsibilities as Senior Vice President, Sensata Ventures, which began in September 2019. Mr. Verras previously served as Vice President and General Manager of Heavy Vehicle and Off-Road from November 2015 to September 2019. Mr. Verras joined Sensata's predecessor company, Texas Instruments, in 1994 and served in various design engineering roles. He was named Operations Director in January 2013, Design Engineering and Product Management Director in December 2013 and Senior Director and Integration Manager of HVOR in August 2014. Mr. Verras holds a Bachelor's degree in Mechanical Engineering from the University of Connecticut and a Master of Business Administration from Babson College.

Shannon M. Votava, Senior Vice President and Chief Legal Officer — Age 60



Ms. Votava was appointed Senior Vice President and Chief Legal Officer in May 2020. Prior to joining Sensata, Ms. Votava served as Senior Vice President, General Counsel and Corporate Secretary for Itron, Inc. In this role, which she held for more than eight years, she was a member of the senior executive committee that transformed a $2.4B public company from a largely industrial hardware manufacturer to a leading provider of critical network infrastructure, software, services and outcome solutions for the Smart Grid and Smart Cities end markets. Prior to joining Itron, Ms. Votava served as Associate General Counsel, Commercial at Cooper Industries Ltd. and Vice President and General Counsel at Honeywell Electronic Materials, Honeywell International Inc. Ms. Votava holds a B.S. in Psychology from Washington State University; a J.D. from Gonzaga University School of Law; a L.L.M. in International & Comparative Law from Georgetown University Law Center; and a global executive MBA from Duke's Fuqua School of Business. She is also a registered patent attorney.

Note: Mr. Steve Beringhause, age 55, retired from his role as Executive Vice President and Chief Technology Officer effective January 4, 2021 and currently serves as a non-executive officer Senior Advisor. Mr. Beringhause had served as Executive Vice President, Chief Technology Officer since November 2015. He previously served as Executive Vice President, Performance Sensing, from April 1, 2015 to December 31, 2017, and as Senior Vice President, Performance Sensing from January 2013 to March 2015.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis section provides an overview of our executive compensation philosophy and how and why the Compensation Committee arrives at specific compensation decisions and policies. The Compensation Committee's written charter is available on the investor relations page of our website at www.investors.sensata.com under Governance.

This Compensation Discussion and Analysis section describes the material elements of our compensation program for the executive officers listed in the Summary Compensation Table (each, a "Named Executive Officer" and collectively, the "Named Executive Officers" or "NEOs"). Below are the names and principal positions of our Named Executive Officers for fiscal year 2020.

Named Executive Officers	
Jeffrey J. Cote[1]	President and Chief Executive Officer ("CEO")
Martha N. Sullivan[1]	Former CEO and Senior Advisor
Paul S. Vasington	Executive Vice President and Chief Financial Officer ("CFO")
Steven Beringhause[2]	Senior Advisor and Former Executive Vice President and Chief Technology Officer
Vineet Nargolwala	Executive Vice President Sensing Solutions
Yann Etienvre	Executive Vice President and Chief Supply Chain Officer
Paul Chawla[3]	Former Executive Vice President, Performance Sensing Automotive

[1] Effective March 1, 2020, Ms. Sullivan retired from her role as CEO, and Mr. Cote was promoted to President and CEO. Ms. Sullivan served as a Senior Advisor until April 2, 2021.

[2] Mr. Beringhause retired from his role as Executive Vice President and Chief Technology Officer and transitioned to serving as a Senior Advisor effective January 4, 2021. He will serve as a Senior Advisor until April 30, 2021.

[3] Effective December 15, 2020, Mr. Chawla departed the Company.

Executive Summary

Leadership Transitions

During 2020, we have accomplished several seamless leadership transitions. After 35 years at Sensata and its predecessor company, Ms. Martha Sullivan retired as CEO effective March 1, 2020. The Board appointed Mr. Jeff Cote, who was then serving as President and Chief Operating Officer, to serve as CEO and President effective March 1, 2020. Mr. Cote brought to the role his more than 13 years of experience with Sensata spanning various business, finance, and operations roles and a strong understanding of the new and emerging technologies that are shaping the Company's future.

In support of the Company's strategy, we made certain other leadership changes and assembled a talented team with proven experience. As part of the leadership changes:

• Ms. Shannon Votava was hired as Senior Vice President and Chief Legal Officer effective May 26, 2020.

• Ms. Lynne Caljouw was promoted to Senior Vice President and Chief Human Resources Officer effective June 15, 2020 following the departure of Ms. Allisha Elliott from the Company.

• Mr. Juan Picon was hired as Senior Vice President, Performance Sensing Automotive effective August 15, 2020 following Mr. Paul Chawla's exit from the similar position.

• Mr. George Verras was promoted to Senior Vice President and Chief Technology Officer effective January 4, 2021 following the retirement of Mr. Steve Beringhause as Chief Technology Officer and his transition to serving as a Senior Advisor.

Compensation changes for NEOs made in connection with these leadership changes are described in this Compensation Discussion and Analysis.

Business Vision and Strategy

We are a leader in designing, customizing, and manufacturing innovative sensors, electrical protection, and other products for mission critical applications to improve the safety, efficiency, and productivity of our customers' products and solutions.

As evidenced by our deep-rooted customer relationships forged over a 100-year history, we differentiate ourselves by working closely with our customers to design and manufacture unique solutions that meet their complex and evolving requirements. Moreover, our performance, quality, and reliability, together with our global manufacturing scale, help to create and sustain long lasting relationships with our customers.

We strive to outperform the markets we serve by delivering organic revenue growth in excess of changes in underlying end market production levels, and we are well positioned for growth in the industry trends of clean and efficient, electrification, and smart/connected solutions. We leverage our global manufacturing capabilities to drive productivity gains, grow earnings, and further expand margins. We augment our organic growth with a balanced capital deployment strategy that leverages our strong cash flows, healthy capital structure, and a proven model and framework for integrating acquired businesses.

We execute our strategy with a disciplined focus towards targeted business priorities that guide and align our actions to the needs of our customers, shareholders, and employees. We operationalize these priorities through a global management system that drives a culture of responsible performance.

Key Features of Our Executive Compensation Program

The Compensation Committee annually reviews the design of our executive compensation program to ensure it continues to be aligned with and promote the execution of our business strategy. The table below illustrates the connections between our business objectives, strategy, and incentive-based compensation elements, which we believe lead to the creation of shareholder value.

	Compensation Program Element	Objective	Strategy	Key Metrics or Characteristics
Short-Term	Annual Incentive Bonus	Maintain and grow wealth and profitability	▌ Generate strong free cash flow to provide financial flexibility ▌ Leverage global scale and highly integrated business model to drive productivity gains and expand margins ▌ Achieve key integration milestones to create new synergies and optimize integration spend	Adjusted Operating Income[1] (1 Year) Free Cash Flow[1] (1 Year)
Long-Term	RSUs	Promote executive retention, stock ownership, and alignment of interests with shareholders	▌ Increase Sensata's stock price to deliver value to our shareholders	3-Year Ratable Vesting Schedule
	PRSUs	Top performer amongst our peer group in earnings growth	▌ Win in Sensing, with leading and expanding positions in markets with attractive long-term growth opportunities fueled by our customers' need for improvements in safety, efficiency, productivity, and sustainability, augmented by evolving regulations that raise industry standards ▌ Increase profitability of acquired businesses through efficient execution of defined integration plans ▌ Drive improved productivity gains to expand margin and earnings growth	Relative Adjusted EPS[1] Growth (3 Years) ROIC[2] - 3 Years (Modifier)

(1) Adjusted Operating Income, Free Cash Flow and Adjusted EPS are non-GAAP measures that are used to help evaluate the success of our NEOs, as it is one of the performance criteria associated with our "pay at risk" compensation programs. It is also a measure that management uses to evaluate our business performance. A reconciliation of (i) Adjusted Operating Income to Operating Income, (ii) Free Cash Flow to Net Cash Provided by Operating Activities, and (iii) Adjusted EPS to Diluted Net Income Per Share is included in Appendix B. Relative Adjusted EPS growth is described on page 37 of this Proxy Statement.

(2) ROIC is a non-GAAP measure that has the potential to modify the number of PRSUs that convert into ordinary shares, upwards or downwards by up to 15%, based on achievement of the Company's Relative Adjusted EPS growth goals. Refer to "Elements of Executive Compensation" section later in this Proxy Statement for additional discussion around the nature and objectives of this compensation measure. We define ROIC as Adjusted Earnings before Interest divided by Total Invested Capital. Adjusted Earnings before Interest is defined as net income, determined in accordance with U.S. GAAP, adjusted to exclude interest expense, net as well as the following non-GAAP items, which comprise income or expense amounts recognized in connection with the following: depreciation and amortization related to the step-up to fair value of assets obtained through business combinations, amounts related to debt financings and other transactions, amounts related to restructuring, exit, and other activities, deferred gains or losses on our commodity forward contracts, and deferred income and other tax amounts. Total Invested Capital is defined as the trailing five quarter average of the sum of shareholders' equity, long-term debt, net deferred tax liabilities, and long-term finance lease and other financing obligations.

Our overall compensation program is a disciplined process that is structured to pay for performance, and to motivate executives to balance both the short- and long-term interests of our shareholders. The majority of total compensation offered to our executives comes in the form of an annual incentive cash bonus and equity awards granted under our long-term incentive ("LTI") program, both of which represent "pay at risk." Payouts under the annual incentive bonus are dependent on, and tied to, achievement of our short-term business objectives. Equity awards granted under the LTI program include time-based restricted stock units ("RSUs") and performance-based units ("PBUs"). From 2017 to 2019, our PBUs consisted of performance-based restricted stock units ("PRSUs"), which are focused on our adjusted EPS growth and return-on-invested capital ('ROIC") over a three-year period, and growth plan units ("GPUs"), which were specifically focused on accelerating organic revenue growth over a three-year period. For the 2020 LTI program, the Compensation Committee decided increase the percentage of RSUs and PRSUs and remove stock options and GPUs to align to the general practice of our peers. The realized value of RSUs is tied to our stock performance, and the realized value of PRSUs is tied to both our stock performance as well as our long-term operating performance. The Compensation Committee believes that our compensation programs are designed to hold our executives accountable for both our short- and long-term financial and operational performance.

2020 Say on Pay Vote and Response to Shareholders' Feedback

We submitted our executive compensation program to an advisory vote of our shareholders at the 2020 Annual General Meeting of Shareholders and it received overwhelming support of 98.3% of the votes cast. This is consistent with the advisory approval since 2015. In support of good governance, we regularly engage in a dialogue with nearly all of our significant shareholders in order to understand their perspectives on our compensation programs and other corporate governance topics. The Compensation Committee considered shareholder feedback as part of its annual assessment of the Company's overall executive compensation program and policies. The Compensation Committee reaffirmed the core structure of our executive compensation program in fiscal year 2020 based on strong shareholder support for our prior year advisory resolution on executive compensation and significant changes made to our annual incentive bonus and long–term incentive programs in recent years as illustrated below.

Changes to Our Annual and Long-Term Incentive Programs

2017	• Introduced GPUs tied to our organic revenue growth performance

2018	• Adjusted LTI program award mix, resulting in a mix of 15% RSUs, 30% Options, 20%, GPUs, and 35% PRSUs • Increased the CEO's share ownership requirement to 5x base salary

2019	• Changed the metric under the Annual Incentive Bonus from Adjusted EPS to Adjusted Earnings Before Interest and Taxes ("EBIT")

2020	• Removed Options and GPUs as part of the overall LTI mix • Changed RSU vesting schedule from 3-year cliff vesting to ratable vesting over 3 years • PRSU metric changed to Relative Adjusted EPS Performance with a 3-year CAGR modifier • Changed Annual Incentive Bonus metrics to Adjusted Operating Income and Free Cash Flow

2021	• Altered the metric weightings under the Annual Incentive Bonus, resulting in a mix of 52.5% Adjusted Operating Income, 22.5% Free Cash Flow, and 25.0% Performance Scorecard

2021 Compensation Highlights

In 2020, the Compensation Committee approved a change to the Annual Incentive Bonus program metrics from Adjusted EBIT to Adjusted Operating Income and Free Cash Flow, which promotes the Company's strategy earnings growth, margin expansion, and effective capital deployment leveraging strong cash flows. These metrics, in addition to the Performance Scorecard, which includes an ESG component, among other things, will be used for the 2021 Annual Incentive Bonus, with the goal to earnings growth, margin expansion, and effective capital deployment leveraging strong cash flows. Moreover, this further diversifies the the metrics underlying our short- and long-term incentive programs. The Compensation Committee continues to monitor and consider shareholder feedback when making decisions involving executive compensation.

Highlights of our 2020 Business Results

During 2020, we made progress against our key operational priorities amidst the backdrop of an unprecedented global pandemic. We navigated the worst of the market and economic conditions in the early half of the year; executing well, keeping our global employees safe, meeting customer demands, and recovering operationally. We saw a strong recovery in the second half of the year, returning to historical levels of revenue growth through double-digit sequential quarter revenue growth. Under the leadership and guidance of our new CEO and with support from our Compensation Committee, we established new designs for all our incentive compensation programs in 2020. Our compensation programs are performance-based and strive to incentive our employees, including our executives, while promoting good governance and serving the interests of our shareholders. Although the Company did not achieve full target performance under the 2020 Annual Incentive Bonus program, the revised compensation program did result in bonus payouts to employees and executives for 2020 following significant accomplishments during a challenging year.

In the third and fourth quarters of 2020, the global economy began to recover following a period of business disruptions and commercial lockdowns instituted by governments around the world in response to the spread of COVID-19 earlier in the year. This global recovery combined with our strategic operational response enabled our revenue to grow 37% in the third quarter and 15% in the fourth quarter sequentially from prior quarters. We continued to deliver strong market outgrowth in 2020, generating 880 basis points of outgrowth in our HVOR business and 690 basis points of outgrowth in our Automotive business, both exceeding long-term target ranges. Sensata ended 2020 in a strong financial position after we generated a record $240 million in free cash flow in the fourth quarter. For fiscal 2020, we generated $453 million in free cash flow. During 2020, we closed more than $465 million in new business wins, which included $180 million in new business wins in Electrification. This is higher than our five-year average of $440 million and supports for our ability to continue to deliver market outgrowth in the coming years. We believe our success in closing a higher level of new business wins in 2020, despite the disruptions caused by the pandemic, demonstrates the mission-critical nature of Sensata's products.



Our compensation programs strive to align CEO compensation with Company performance and shareholder returns. Below is a three year aggregate view of CEO compensation illustrating Ms. Sullivan's (for 2018 and 2019) and Mr. Cote's (for 2020) realizable pay compared to their pay opportunities, which shows that as of December 31, 2020, the aggregate realizable pay for our CEOs over the three-year period from 2018 to 2020 is approximately 83% of target pay.



*   Target Pay is defined as the sum of base salary, annual incentive bonus target, the target grant date fair value of PRSUs and GPUs, and the grant date fair value of options and RSUs over the three-year period from 2018 to 2020.

** Realizable Pay is defined as the sum of base salary, actual annual incentive bonus payout, market value of unvested RSUs (number of units times fiscal year 2020 closing price of our ordinary shares), market value of unexercised options (number of options times excess, if any, between fiscal year 2020 closing price of our ordinary shares and exercise price), and market value of unvested PRSUs and GPUs (number of units expected to vest, taking into consideration actual performance versus targets, times fiscal year 2020 closing price of our ordinary shares).

Based on our performance as described above, certain of our executives received the following payouts of performance-based compensation:

•   Annual Incentive Bonus related to performance for fiscal year 2020 paid out at 84% of target for those NEOs eligible to receive the 2020 annual incentive bonus.

•   PRSUs related to the performance period from January 1, 2018 to December 31, 2020 (the "2018 PRSUs") vested on April 1, 2021 at 33% of target for the NEOs who received the grant of the 2018 PRSUs.

•   GPUs related to the performance from January 1, 2018 to December 31, 2020 (the "2018 GPUs") vested on April 1, 2021 at 33% of target for the NEOs who received the grant of the 2018 GPUs.

Executive Compensation Philosophy and Objectives

Our philosophy in establishing compensation policies for our NEOs is to reward executives for achieving individual and corporate performance objectives and to attract, motivate, and retain leaders who will drive the creation of shareholder value. The primary objectives of our overall executive compensation program for our NEOs are listed in the table below:

Objectives	
Attract and retain highly qualified executive officers	• Provide a competitive total pay package (base salary, bonus, long-term incentives, and benefits) • Regularly evaluate our pay programs against that of our peer group
Reward outstanding performance	• Produce annual short-term incentives that are based on the Company's financial and strategic performance • Grant annual long-term incentive awards that are based on individual performance as well as role
Promote and reward the achievement of our long-term value-creation objectives	• Provide a significant portion of each NEO's total direct compensation in the form of variable compensation "pay at risk" • Align executive compensation with long-term performance • Tie vesting of PRSUs to the Company's Relative Adjusted EPS growth and ROIC outcomes over the performance period • Administer plans to include three-year performance cycles on PRSUs and three-year ratable vesting schedules on time-based RSUs.
Create performance accountability	• Align performance targets under incentive programs with high growth expectations in support of our short- and long-term strategies
Align the interests of our NEOs with those of the Company and shareholders	• Enforce share ownership guidelines, which encourage alignment between long-term shareholder value and management decisions

Compensation Best Practices

The following table highlights the executive compensation best practices used by the Company:

Compensation Best Practices
• Link annual incentive compensation to the achievement of our objective pre-established performance goals
• Complete rigorous goal setting process annually
• Use balanced performance metrics focused on both profitable earnings growth as well as strategic capital deployment
• Provide the majority of our 2020 long-term incentive compensation through vehicles linked to shareholder value-creation (PRSUs)
• Apply robust minimum stock ownership guidelines and require 50% net after-tax retaining of shares until ownership guidelines are met
• Maintain a claw-back policy
• Evaluate the risk of our compensation program
• Use an independent compensation consultant
• Prohibit hedging or pledging of Company stock
• Require "double-trigger" change-in-control for cash or equity payments
• Ban golden parachute excise tax gross-ups for executive officers upon a change-in-control
• Limit perquisites
• Maintain original financial targets for PRSUs or GPUs
• Forbid backdating or repricing of stock options without shareholder approval

Elements of Executive Compensation

Compensation Program Overview

Our Company provides compensation elements of base salary, bonus, long-term incentives, and limited perquisites and benefits. The balance among these components is established annually by the Compensation Committee and is designed to recognize annual performance, retain key employees, and encourage future performance. When conducting its annual deliberations, the Compensation Committee reviews each component against both historical and recent comparative statistics as well as anticipated trends in compensation with comparisons to our peer group. The Compensation Committee also considers pay and employment conditions of other employees within the Company (internal pay equity) in determining executive compensation. The Compensation Committee believes that the design of our compensation program is appropriate and competitive.

Pay Mix

In alignment with our pay-for-performance philosophy, our total executive compensation pay mix is heavily weighted toward variable compensation, which helps to align the interests of our executives with long-term value-creation and shareholder interests. Annual and long-term variable, or at risk, incentive compensation represents 85% of target total direct compensation for our CEO and, on average, approximately 70% of target total direct compensation for our other NEOs.



Base Salary

The base salary for each NEO is based on that executive's scope of responsibilities, taking into account the competitive market compensation paid by companies within our established peer group to executives in similar positions. We believe that each of our executives' base salaries should generally be targeted around the market median of salaries paid to executives at comparable companies in similar positions, and with similar responsibilities, as described in the section "Compensation Benchmarking and Survey Data."

Base salaries for executives are reviewed by the Compensation Committee at least annually. Annual adjustments to an executive's base salary take into account individual performance (based on achievement of predetermined goals and objectives), market position of the individual's current base salary versus our desired market positioning, our historical pay practices with respect to that position, affordability of any increase, and internal pay equity. The Committee may consider further adjustments to base salary for an executive after taking into account any changes to roles or responsibilities.

The following table provides information concerning the base salaries of our NEOs as of the end of our 2019 and 2020 fiscal years:

Named Executive Officer	2019	2020	% Increase
Jeffrey J. Cote	$605,000	$930,000	53.7 %
Martha N. Sullivan	$945,000	$472,500	(50.0)%
Paul S. Vasington	$500,240	$550,000	9.9 %
Steven Beringhause	$492,492	$525,000	6.6 %
Vineet Nargolwala	$450,000	$460,800	2.4 %
Yann Etienvre	$450,000	$460,800	2.4 %
Paul Chawla	$500,000	$520,000[1]	4.0 %

[1]   Reflect's Mr. Chawla's salary up until his departure from the Company on December 15, 2020.

Mr. Cote's increase takes into consideration his promotion to President and Chief Executive Officer effective March 1, 2020. Ms. Sullivan's reduction takes into consideration her retirement from the CEO role and transition to a Senior Advisor role. Mr. Vasington's, Mr. Beringhause's, and Mr. Chawla's increases reflect market adjustments and annual merit increases. Mr. Nargolwala and Mr. Etienvre received annual merit increases following their recent promotions to executive vice presidents.

In the second quarter of 2020, due to the uncertainty surrounding COVID-19 and in efforts to reduce costs across the organization, all of our current NEOs took pay reductions equal to 25% of their second quarter salaries. Further, Mr. Cote reduced his salary to $1 for the entire second quarter. These executive salary reductions did not continue beyond the second quarter as our markets began to stabilize.

Annual Incentive Bonus

Our NEOs participate in the executive annual incentive bonus program. Each year, we establish bonus targets for our executives based on the executive's scope of responsibilities and taking into account competitive market compensation data. The annual incentive bonus is targeted at a level that, when combined with the executive's base salary, yields total annual cash compensation that approximates the market median. For 2020, target annual incentive bonuses were established at the levels listed below, which are consistent with 2019 levels, with the exception of Mr. Cote, who was promoted to President and Chief Executive Officer effective March 1, 2020, and Ms. Sullivan who retired from her CEO position to a Senior Advisor role, which did not have a target annual incentive bonus. Mr. Chawla's level listed reflects the target established prior to his departure from the company. Mr. Beringhause's level listed reflects the target established prior to his retirement.

Named Executive Officer	2020 Annual Incentive Bonus Target (as a % of base salary)
Jeffrey J. Cote	120%
Martha N. Sullivan	0%
Paul S. Vasington	100%
Steven Beringhause	100%
Vineet Nargolwala	100%
Yann Etienvre	100%
Paul Chawla	100%

The annual incentive bonus for 2020 consisted of two performance metrics: (1) achievement of our Adjusted Operating Income goal and (2) achievement of the Company's Free Cash Flow goal. Each metric was weighted for 50% of total bonus funding.

Annual Incentive Bonus payouts are calculated as follows:

Annual Incentive Bonus Target ($)	X	Achievement of Adjusted Operating Income Goal Relative to Target (%) x 50% (weighting)	+	Achievement of Free Cash Flow Relative to Target (%) x 50% (weighting)	+ or -	Committee Adjustment ($)	=	Annual Incentive Bonus Payout ($)

Adjusted Operating Income

In establishing our Adjusted Operating Income goal, the Compensation Committee considered recent earnings performance, management's near-term operating and financial plans, shareholder expectations, and the potential impact of the COVID-19 pandemic. The target 2020 goal of Adjusted Operating Income of $767 Million, represented a reduction of 2.4% versus 2019 Adjusted Operating Income.

	Adjusted Operating Income Goal	Percentage of Target Payout (50% of Total Bonus)
Threshold	$500.00	25%
Hurdle	$525.00	50%
Hurdle	$577.00	75%
Target/Max	$767.00	100%

Free Cash Flow

In establishing our Free Cash Flow goal, the Compensation Committee considered recent cash flows, management's near-term operating and financial plans, shareholder expectations, and the potential impact of the COVID-19 pandemic. The target 2020 goal of Free Cash Flow of $200 Million, represented a reduction of 56.4% versus 2019 Free Cash Flow.

	Free Cash Flow	Percentage of Target Payout (50% of Total Bonus)
Threshold	$100.00	50%
Target/Max	$200.00	100%

As reflected in the tables above, the actual annual incentive bonus for our executives was capped at the target payout, to limit upside during a year with unprecedented social and economic impact.

Actual Performance Against Adjusted Operating Income and Free Cash Flow



Performance Scorecard

For 2020, the Compensation Committee made the decision to forego Performance Scorecards as part of the Annual Incentive Bonus for the NEOs to allow Mr. Cote, in his first year as CEO, and the other NEOs to focus on operating the business during the uncertain COVID-19 environment.

2020 Committee Discretion Adjustment

For 2020, the Committee did not make any discretionary adjustments to incentive plan payouts for the NEOs.

2020 Annual Incentive Bonus Results

Based on the Company's Adjusted Operating Income and Free Cash Flow performance, the table below shows the actual bonus results for those NEOs eligible to receive the 2020 annual incentive bonus:

Named Executive Officer	Annual Incentive Bonus Target (%)	Annual Incentive Bonus Target	Achievement of Adjusted Operating Income Relative to Target	Achievement of Free Cash Flow Relative to Target	Committee Adjustment	Annual Incentive Bonus Payout	2020 Annual Incentive Bonus Payout as a % of Target
Jeffrey. J Cote	120%	$1,116,000	68%	100%	$0	$937,440	84%
Martha N. Sullivan	0%	$0	68%	100%	$0	$0	0%
Paul S. Vasington	100%	$550,000	68%	100%	$0	$462,000	84%
Steven Beringhause	100%	$525,000	68%	100%	$0	$441,000	84%
Vineet Nargolwala	100%	$460,800	68%	100%	$0	$387,072	84%
Yann Etienvre	100%	$460,800	68%	100%	$0	$387,072	84%
Paul Chawla	0%	$0	68%	100%	$0	$0	0%

Equity Compensation

Equity compensation is granted to our executive officers and other key employees as a long-term, non-cash incentive. Our equity compensation structure is intended to accomplish the following main objectives:

- balance and align the interests of participants and shareholders;

- reward participants for demonstrated leadership and performance aimed towards the creation of shareholder value;

- increase equity holding levels of key employees;

- ensure competitive levels of compensation opportunity in line with our peer group; and

- assist in attracting, retaining, and motivating key employees, including the NEOs.

We primarily grant RSUs and PBUs under the Sensata Technologies Holding plc First Amended and Restated 2010 Equity Incentive Plan (the "2010 Equity Plan"), which was adopted in connection with our initial public offering, as the principal method of providing long-term incentive compensation.

2020 Long-Term Incentive Program

Our 2020 LTI program for the NEOs approved by the Compensation Committee in March 2020 consisted of approximately 55% PRSUs and 45% RSUs. The grant date values of 2020 LTI awards were as follows:

Named Executive Officer	2020 LTI Grant
Jeffrey J. Cote	$4,302,527
Martha N. Sullivan	$150,017
Paul S. Vasington	$1,750,165
Steven Beringhause	$1,596,291
Vineet Nargolwala	$1,125,041
Yann Etienvre	$1,125,041
Paul Chawla	$1,450,021

Restricted Stock Units

RSUs were granted on April 1, 2020 with a fair market value of $27.75 (per unit) as of the grant date, and are subject to ratable vesting of one-third on the annual anniversary of the grant date for three years.

Performance-based Restricted Stock Units

PRSUs were granted on April 1, 2020 with a fair market value of $27.75 (per unit) as of the grant date. The PRSUs are subject to cliff vesting on the third anniversary of the grant date. The number of PRSUs that ultimately will vest depends on the Company's Relative Adjusted EPS Growth performance for each of the fiscal years 2020 through 2022. Relative Adjusted EPS Growth performance means the Company's Adjusted EPS year over year growth performance when ranked among the Adjusted EPS year over year growth performance of a peer group, as set forth below, during the applicable performance year. In addition, these awards include an ROIC modifier so that the number of PRSUs that convert into ordinary shares based on achievement of our performance goals may be adjusted upwards or downwards by up to 15%, depending on the Company's ROIC for each of the years in the three-year performance period. In order for the ROIC modifier to be applied, however, the Company must at least achieve the respective threshold Relative Adjusted EPS Growth goal. The ROIC modifier is included to encourage our executive officers to maintain a balanced capital deployment strategy in addition to focusing on earnings growth.

The Committee strives to establish challenging but attainable targets with heavy stretch goals for maximum payout. Relative Adjusted EPS Growth performance and ROIC targets for each of the years in the three-year performance period were set at the beginning of the performance period, and took into account, among other items, management's short- and long-term financial and operating plans and shareholder expectations. At the end of each year in the performance period, the award agreement provides that our actual results will be measured against that year's EPS growth performance of the peer group. One-third of each PRSU award is "banked" and adjusted for performance, after each year, with banked portions subject to continued time vesting over the three-year period. At the end of the performance period, if the three-year CAGR Relative Performance is greater than the 50th percentile of the peer group and Year 3 ROIC is 10% or greater, a calculation based on 100% of the PRSUs granted is used to determine the payout of PRSUs.

The tables below illustrate how the ultimate payout of PRSUs is calculated:

	Relative Adjusted EPS (annual periods)						
Relative Growth Performance of Adjusted EPS	Year 1 Relative Adjusted EPS Growth	Banked Units[1]	Year 2 Relative Adjusted EPS Growth	Banked Units[1]	Year 3 Relative Adjusted EPS Growth	Banked Units[1]	3-Year CAGR Relative Performance
<25th %tile		0%		0%		0%	n/a
25th %tile	Threshold	50%	Threshold	50%	Threshold	50%	n/a
50th %tile	Target	100%	Target	100%	Target	100%	50th %tile
75th %tile	Maximum	100%	Maximum	125%	Maximum	150%	75th %tile

[1] The banked units percentage for each year within the three-year performance period will be interpolated on a straight-line basis provided the Threshold is met.

ROIC Modifier					
Year 1 ROIC Target	Modifier	Year 2 ROIC Target	Modifier	Year 3 ROIC Target	Modifier
<10%	0.85	<10%	0.85	<10%	0.85
10-15%	1.00	10-15%	1.00	10-15%	1.00
>15%	1.15	>15%	1.15	>15%	1.15

1/3 PRSUs Granted x Year 1 Adjusted EPS Banked % x Year 1 ROIC Modifier **+** 1/3 PRSUs Granted x Year 2 Adjusted EPS Banked % x Year 2 ROIC Modifier **+** 1/3 PRSUs Granted x Year 3 Adjusted EPS Banked % x Year 3 ROIC Modifier **=** Cumulative Number of Banked Units

On the vesting date, the number of PRSUs that will vest is the greater of:

Option 1		Option 2[(1)]
Cumulative Number of Banked Units	or	100% PRSUs Granted x 3-Year CAGR Modifier x Year 3 ROIC Modifier

(1) Option 2 can only be applied if 3-Year CAGR Relative Performance is greater than the 50th percentile and Year 3 ROIC is 10% or greater.

We believe this approach to compare annual Relative Adjusted EPS Growth within the three-year performance period relative to our peer group strengthens our executives' incentives to achieving superior earnings results.

Our peer group for purposes of the Relative Adjusted EPS Growth is a blend of our Automotive and Investor Relations peers and consists of the following companies:

AMETEK, Inc.	American Axle & Manufacturing, Inc.	Amphenol Corporation
Aptiv plc	Autoliv Inc.	BorgWarner, Inc.
Continental AG	Dana Incorporated	FLIR Systems, Inc.
Fortive Corporation	Gentex Corporation	Gentherm Incorporated
HELLA GmbH	Lear Corporation	Littelfuse, Inc.
Melexis SA	Rockwell Automation, Inc.	Roper Technologies, Inc.
TE Connectivity Ltd	Visteon Corporation	

Note: Delphi Technologies PLC and WABCO Holdings, Inc. were removed from the peer group upon their acquisitions by BorgWarner and ZF, respectively.

2018 PRSUs (2018 - 2020)

On April 1, 2021, 33% of the 2018 PRSUs vested as set forth below:

	2018	2019	2020
Adjusted EPS Target	$3.65	$4.02	$4.42
Adjusted EPS Achieved	$3.65	$3.56	$2.21
% of Adjusted EPS Target Achieved	100%	89%	50%
Adjusted EPS Banked %	100%	0%	0%
ROIC Target	10% - 15%	10% - 15%	10% - 15%
ROIC Achieved	12%	12%	8%
ROIC Modifier	1.00	n/a	n/a
% Banked	100%	0%	0%



1/3 PRSUs Granted x 2018 Adjusted EPS Banked % x 2018 ROIC Modifier	+	1/3 PRSUs Granted x 2019 Adjusted EPS Banked % x 2019 ROIC Modifier	+	1/3 PRSUs Granted x 2020 Adjusted EPS Banked % x 2020 ROIC Modifier	=	2018 PRSUs Total Vest 33%

The table below depicts our actual historical performance related to PRSUs granted in each of the years 2014 through 2018.

Sensata LTI Performance Plan History	2014	2015	2016	2017	2018
Actual Performance	2016 Adj. EPS $2.89	2017 Adj. EPS $3.19 ROIC 12%	2018 Adj. EPS $3.65 ROIC 12%	2019 Adj. EPS $3.56 ROIC 12%	2020 Adj. EPS $2.21 ROIC 8%
Vested %	96%	61%	126%	94%	33%

2019 PRSUs (2019 - 2021)

On April 1, 2021, 0% of the 2019 PRSUs banked for 2020 performance as set forth below:

	2019	2020	2021
Adjusted EPS Target	$4.02	$4.43	$—
Adjusted EPS Achieved	$3.56	$2.21	n/a
% of Adjusted EPS Target Achieved	89%	50%	n/a
Adjusted EPS Banked %	0%	0%	n/a
ROIC Target	10% - 15%	10% - 15%	10% - 15%
ROIC Achieved	12%	8%	n/a
ROIC Modifier	n/a	n/a	n/a
% Banked	0%	0%	n/a

2020 PRSUs (2020 - 2022)

On April 1, 2021, 68% of the 2020 PRSUs banked for 2020 performance as set forth below:

	2020	2021	2022
Relative Adjusted EPS Growth Target	50th %ile	50th %ile	50th %ile
Relative Adjusted EPS Growth Achieved	40%	n/a	n/a
% of Relative Adjusted EPS Target Achieved	80%	n/a	n/a
Relative Adjusted EPS Banked %	80%	n/a	n/a
ROIC Target	10% - 15%	10% - 15%	10% - 15%
ROIC Achieved	8%	n/a	n/a
ROIC Modifier	0.85	n/a	n/a
% Banked	68%	n/a	n/a

2018 GPUs (2018 - 2020)

On April 1, 2021, 33% of the 2018 GPUs vested as set forth below:

	2018	2019	2020
Annual Organic Revenue Growth Target (2020 is 3-Year CAGR)	4.2%	5.6%	5.2%
Annual Organic Revenue Growth Achieved (2020 is 3-Year CAGR)	6.0%	(1.1)%	(2.6)%
% of Annual Organic Revenue Growth Target Achieved	143%	0%	0%
% Banked	100%	0%	0%

1/3 GPUs Granted x 2018 Organic Revenue Growth Banked %	**+**	1/3 GPUs Granted x 2019 Organic Revenue Growth Banked %	**+**	1/3 GPUs Granted x 3-Year Organic Revenue CAGR	**=**	2018 GPUs Total Vest **33%**

2019 GPUs (2019 - 2021)

On April 1, 2021, 0% of the 2019 GPUs banked for 2020 performance as set forth below:

	2019	2020	2021
Annual Organic Revenue Growth Target (2021 is 3-Year CAGR)	5.2%	4.6%	—%
Annual Organic Revenue Growth Achieved (2021 is 3-Year CAGR)	(1.1)%	(11.7)%	n/a
% of Annual Organic Revenue Growth Target Achieved	0%	0%	n/a
% Banked	0%	0%	n/a

Retirement and Other Benefits

Certain NEOs are eligible to participate in the retirement and benefit programs as described below. The Compensation Committee reviews the overall cost to the Company of the various programs generally when changes are proposed. The Compensation Committee believes the benefits provided by these programs are important factors in attracting and retaining executive officers, including the NEOs.

All retirement plans provided for employees duplicate benefits provided previously to participants under plans sponsored by Texas Instruments and recognize prior service with Texas Instruments.

Pension Plan. As part of their post-employment compensation, Ms. Sullivan and Mr. Beringhause participate in the Sensata Technologies Employees Pension Plan. Texas Instruments closed this pension plan to participants hired after November 1997. Effective January 31, 2012, this plan was frozen, and as a result, future benefit accruals after this date have been eliminated. The benefits under this qualified benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation prior to the freeze in January 2012. See "Pension Benefits" below for more information on the benefits and terms and conditions of this pension plan.

Supplemental Benefit Pension Plan. The Sensata Technologies Supplemental Benefit Pension Plan is a non-qualified benefit payable to participants that represents the difference between the vested benefit actually payable under the Sensata Technologies Employees Pension Plan at the time the participant's benefit payment(s) commences under this supplemental pension plan and the vested benefit that would be payable under the Sensata Technologies Employees Pension Plan had there been no qualified compensation limit. Effective January 31, 2012, this plan was frozen, and as a result, future benefit accruals after this date have been eliminated. Ms. Sullivan and Mr. Beringhause participate in this plan.

401(k) Savings Plan. The NEOs are eligible to participate in our 401(k) savings plan on the same basis as all other eligible employees. The plan provides for an employer-matching contribution up to 4% of the employee's annual eligible earnings. All of the NEOs were participants in this plan during 2020.

German Pension Plan. This plan vests over a five-year period. The employer contributes 2% to Social Security Contribution Ceiling (SSCC) and an additional 6% over SSCC of basic annual salary (inclusive of Holiday and Christmas Bonus amounts). For the period of January 1, 2018 through August 31, 2018, Mr. Chawla participated in the German pension plan as part of his German employment contract.

Health and Welfare Plans. We provide medical, dental, vision, life insurance, and disability benefits to all eligible non-contractual employees. The NEOs are eligible to participate in these benefits on the same basis as all other employees. For the period of January 1, 2018 through August 31, 2018, Mr. Chawla participated in private health insurance as part of his German employment contract.

Post-Employment Medical Plan. In general, employees, including the NEOs, with 20 or more years of service, including time worked at Texas Instruments, are eligible for retiree health and dental benefits. Individuals hired on or after January 1, 2007, including Messrs. Cote, Vasington, and Chawla, and individuals who retired from Texas Instruments are not eligible for retiree health and dental benefits. Ms. Sullivan and Mr. Beringhause are eligible for this plan.

Perquisites. In addition to the components of compensation discussed above, we offer perquisites to the NEOs in the form of financial counseling. See "Summary Compensation Table" below for a summary of the reportable perquisites for the NEOs.

Compensation Risk Controls

The following table summarizes practices we have in place to mitigate risk for shareholders.

Executive Stock Ownership Requirements	The Company has a policy that each NEO hold stock options, restricted securities, or other equity of the Company in an amount equal in value to at least a defined multiple of his or her base salary as follows: Mr. Cote, 5x salary; and Messrs. Vasington, Beringhause, Nargolwala, and Etienvre, 3x salary. NEOs have five years from their respective effective date to meet the requirements. All of the NEOs currently meet the stock ownership requirement.
Director Stock Ownership Requirements	The Committee has adopted a policy requiring directors to hold five times their annual cash retainer in share value ($425,000 holding requirement), to ensure that directors maintain a meaningful ownership stake in the Company and that they are encouraged to take a long-term view on value creation. Directors have five years from their respective effective date to meet the requirements.
Stock Holding Requirement	The Company and Compensation Committee have adopted a policy which requires individuals subject to stock ownership requirements, both employees and non-employee directors, to retain 50% of net after-tax shares upon vesting/exercise until ownership guidelines have been met.
Anti-hedging/ Anti-pledging Policy	The Company has a robust Insider Trading Policy that applies to all directors, officers, and employees, including their respective family members. These insiders may not engage in any of the following transactions with respect to the Company's ordinary shares: (i) short sales; (ii) buying or selling options (excluding options granted pursuant to the Company's long-term equity incentive plans), including puts or calls; (iii) holding the Company's securities in margin accounts and/or pledging such securities as collateral; (iv) hedging transactions (including with respect to any SEC Rule10b5-1 Trading Plan); and (v) any standing orders exceeding five business days (unless it is a standing order incorporated into any SEC Rule10b5-1 Trading Plan).
Claw-back Policy	A recoupment ("claw-back") policy is in place which gives the Compensation Committee the authority to claw-back officer bonuses or equity in the event of a restatement of our financial results due to misconduct.

Process and Procedure for Determining Executive Compensation

Role and Function of the Committee

The Compensation Committee is currently composed of four members of the Board of Directors: James E. Heppelmann, Daniel L. Black, Lorraine A. Bolsinger, and Constance E. Skidmore. The Compensation Committee is responsible for reviewing and approving each element of compensation for the NEOs. The Compensation Committee also reviews our overall compensation philosophy and objectives on an annual basis. The Compensation Committee is also involved with risk review of our compensation policies and practices, and has concluded that our compensation program does not incentivize executives or employees to take actions that would result in a material adverse impact on the Company.

The Compensation Committee has the sole authority to retain and to terminate a compensation consultant and to approve the consultant's fees and all other terms of the engagement. The compensation consultant advises the Compensation Committee on all matters related to the compensation of the NEOs and assists the Committee in interpreting data provided by us, as well as additional data provided by the compensation consultant. The Compensation Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its compensation consultant since 2015. FW Cook prepares materials for, and participates in, all Compensation Committee meetings. The Compensation Committee has the ability to hold an executive session with the compensation consultant during each meeting at which the consultant is present. No members of management are present at the executive sessions unless requested by the Compensation Committee.

The Compensation Committee makes an independent determination on all matters related to compensation of the NEOs. In making its determinations, the Compensation Committee may seek the views of the CEO on whether the existing compensation policies and practices continue to support our business objectives, the appropriateness of performance goals, the Company's performance, and the contributions of the other NEOs to that performance.

The Compensation Committee may also consult with the Chief Human Resources Officer or other members of Human Resources on matters related to the design, administration, and operation of our compensation program. The Compensation Committee has delegated administrative responsibilities for implementing its decisions on compensation and benefit related matters to the Chief Human Resources Officer, who reports directly to the Compensation Committee regarding the actions she has taken under this delegation.

In the selection of FW Cook as its independent compensation consultant, the Compensation Committee considered the independence of FW Cook in light of SEC rules and NYSE listing standards. Specifically, the Compensation Committee considered the following factors: (i) other services provided to us by FW Cook; (ii) fees paid by us as a percentage of FW Cook's total revenue; (iii) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (iv) any business or personal relationships between the individual consultant(s) from FW Cook involved in the engagement and a member of the Compensation Committee; (v) any Company stock owned by FW Cook or the individual consultant(s) of FW Cook involved in the engagement; (vi) any business or personal relationships between our executive officers and FW Cook or the individual consultant(s) involved in the engagement; and (vii) other factors deemed relevant by the Company or the Committee to the independence of FW Cook. In October 2020, the Compensation Committee concluded that FW Cook is independent under these rules and standards.

Role of Officers in Determining Compensation

The Chief Executive Officer and Chief Human Resources Officer provide analysis and recommendations on compensation issues and attend Compensation Committee meetings as requested by members of the Compensation Committee. The Compensation Committee also meets in executive sessions without any executive officers present. All decisions related to the compensation of the NEOs are ultimately made by the Compensation Committee.

Compensation Benchmarking and Survey Data

As part of establishing the total compensation packages for our NEOs for 2020, the Compensation Committee reviewed compensation packages for executive officers holding comparable positions, based on similarity of job content, at comparable companies. Annually FW Cook reviews a list of comparable companies for compensation benchmarking based on our industry, size and financial profile, including revenue and market capitalization. The list of comparable companies recommended by FW Cook was approved by the Committee in October 2019, and did not include any changes from the 2019 peer group. The 2020 peer group consisted of the following companies:

AMETEK, Inc.	Amphenol Corporation	Analog Devices, Inc.
BorgWarner Inc.	Curtiss-Wright Corporation	Dana Incorporated
Esterline Technologies Corporation	FLIR Systems, Inc.	Flowserve Corporation
Gentex Corporation	Hubbell Inc.	Keysight Technologies, Inc.
Moog Inc.	Regal Beloit Corporation	Rockwell Automation, Inc.
Roper Technologies, Inc.	Skyworks Solutions, Inc.	Teledyne Technologies Inc.
Trimble Inc.	Woodward, Inc.	

The Compensation Committee utilizes the peer group to provide context for its compensation decision making. The compensation paid by peer group companies to their respective executive officers does not factor into the Compensation Committee's determination of the peer group. After the peer group companies were selected, FW Cook prepared and presented a report to the Compensation Committee summarizing comparisons of our NEO compensation to that of comparable executives within the 2020 peer group. Each of the elements of compensation (base salary, short-term incentive target, and long-term stock-based compensation award) is reviewed as part of this analysis and evaluation.

Employment Agreements, Change In Control Provisions, and One-Time Payments

We have employment agreements in place with each of our current NEOs, and because each NEO is a U.S. resident, the employment agreements are with our primary U.S. operating subsidiary, Sensata Technologies, Inc. ("STI"). The agreements are for a one-year term, automatically renewing for successive additional one-year terms. The agreements provide for an annual base salary and eligibility to earn an annual incentive bonus in an amount equal to a certain percentage of their annual base salary, as previously described. Whether by express agreement, or by Company policy and practice applying to all STI officers, if any NEO is terminated without "cause," or if the NEO terminates his or her employment for "good reason" during the employment term, the NEO will be entitled to a severance payment equal to one year of his or her annual base salary plus an amount equal to the average of the NEO's annual incentive bonus payments for the two years preceding his or her termination.

Mr. Cote's employment agreement includes severance provisions of (i) a severance payment equal to two years of his then current base salary, (ii) an amount equal to the sum of the annual incentive bonus payments received in the two years preceding his termination, and (iii) continuation of his health and welfare benefits to run concurrent with his COBRA period.

Under the employment agreements, "cause" means one or more of the following: (i) the indictment for a felony or other crime involving moral turpitude or the commission of any other act or any omission to act involving fraud with respect to the Company or any of its subsidiaries or any of their customers or suppliers; (ii) any act or any omission to act involving dishonesty or disloyalty, which causes, or in the good faith judgment of the Company's Board of Directors would be reasonably likely to cause, material harm (including reputational harm) to the Company or any of its subsidiaries or any of their customers or suppliers; (iii) any (A) repeated abuse of alcohol or (B) abuse of controlled substances, in either case, that adversely affects the NEO's work performance (and, in the case of clause (A), continues to occur at any time more than 30 days after the NEO has been given written notice thereof) or brings the Company or its subsidiaries into public disgrace or disrepute; (iv) the failure by the NEO to substantially perform duties as reasonably directed by the Company's Board of Directors or the NEO's supervisor(s), which non-performance remains uncured for ten (10) days after written notice thereof is given to the NEO; (v) willful misconduct with respect to the Company or any of its subsidiaries, which misconducts causes, or in the good faith judgment of the Company's Board of Directors would be reasonably likely to cause, material harm (including reputational harm) to the Company or any of its subsidiaries; or (vi) any breach by the NEO of certain provisions of the employment agreements or any other material breach of the employment agreements or the 2010 Equity Plan.

Under the employment agreements, "good reason" means one or more of the following: (i) any reduction in base salary or bonus opportunity, without prior consent, in either case other than any reduction which (A) is generally applicable to senior leadership team executives of STI and (B) does not exceed 15% of the NEO's base salary and bonus opportunity in the aggregate; (ii) any material breach by STI or any of its subsidiaries of any agreement with the NEO; (iii) a change in principal office, without prior consent, to a location that is more than 50 miles from the NEO's principal office on the date thereof; or (iv) in the case of the agreements for Messrs. Vasington and Beringhause, delivery by STI of a notice of non-renewal of the term of the employment agreement.

We believe that these agreements serve to maintain the focus of our NEOs and ensure that their attention, efforts, and commitment are aligned with maximizing our success. These agreements serve to minimize distractions involving executive management that might arise when the Board of Directors is considering possible strategic transactions involving a change in control and assure continuity of executive management and objective input to the Board when it is considering any strategic transaction.

For more information regarding change in control provisions, refer to the "Potential Payments upon Termination or a Change in Control" section of this Proxy Statement.

Risk Management and Assessment

In setting our compensation policies and practices, including the compensation of the NEOs, the Compensation Committee considers the risks to our shareholders and the achievement of our goals that may be inherent in such policies and practices. Although a significant portion of our executives' compensation is performance-based and "at risk," the Committee believes the compensation policies and practices that we have adopted are appropriately structured and are not reasonably likely to have a material adverse effect on the Company. In particular:

- We believe that incentive programs tied to the achievement of our strategic objectives, financial performance goals, and specific individual goals appropriately provide executives, including the NEOs, and other employees the incentive to focus on delivering shareholder value.

- A significant portion of variable compensation is delivered in equity (RSUs and PRSUs) with multi-year vesting. We believe that equity compensation helps reduce compensation risk by balancing financial and strategic goals against other factors management may consider to ensure long-term shareholder value is being sought.

- We believe that stock ownership guidelines and vesting restrictions on equity awards serve as effective retention mechanisms and align the interests of employees, including the NEOs, with long-term shareholder value.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10–K for the fiscal year ended December 31, 2020.

From the members of the Compensation Committee:

James E. Heppelmann (Chair)
Daniel L. Black
Lorraine A. Bolsinger
Constance E. Skidmore

SUMMARY COMPENSATION TABLES AND NARRATIVE DISCLOSURES

Summary Compensation Table

The following table sets forth information required under applicable SEC rules about the compensation for the years ended December 31, 2020, 2019, and 2018 of (i) our CEO, (ii) our former CEO, (iii) our CFO, and (iii) the four most highly compensated other executive officers, three of who were serving as officers on December 31, 2020, the other, Mr. Chawla, was a former employee on December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Jeffrey J. Cote, Chief Executive Officer and President	2020	643,334	—	4,302,527	—	937,440	—	34,833	5,918,134
	2019	603,982	—	1,428,080	612,012	—	—	42,824	2,686,898
	2018	581,887	—	1,050,128	441,484	292,729	—	23,810	2,390,038
Martha N. Sullivan, Former Senior Advisor and CEO	2020	539,375	—	150,017	—	—	943,103	11,061	1,643,556
	2019	945,000	—	3,220,055	1,380,011	—	215,257	35,548	5,795,871
	2018	938,751	—	2,940,057	1,235,904	590,625	7,992	38,231	5,751,560
Paul S. Vasington, Executive Vice President and Chief Financial Officer	2020	505,829	—	1,750,165	—	462,000	—	13,921	2,731,915
	2019	500,240	—	840,047	360,005	—	—	33,230	1,733,522
	2018	495,388	—	1,340,095	353,093	250,120	—	32,421	2,471,117
Steven Beringhause, Senior Advisor and Former Executive Vice President and Chief Technology Officer	2020	486,585	473,123	1,596,291	—	441,000	327,804	14,910	3,339,713
	2019	492,492	—	945,076	405,004	—	165,782	34,308	2,042,662
	2018	489,489	—	945,120	397,210	246,246	—	33,204	2,111,269
Vineet Nargolwala, Executive Vice President, Sensing Solutions	2020	431,515	—	1,125,041	—	387,072	—	7,046	1,950,674
Yann Etienvre, Executive Vice President, Chief Supply Chain Officer	2020	431,515	—	1,125,041	—	387,072	—	8,779	1,952,407
Paul Chawla, Former Executive Vice President, Performance Sensing	2020	494,382	—	1,450,021	—	—	—	1,273,917	3,218,320
	2019	487,500	114,540	700,055	300,011	—	—	58,962	1,661,068
	2018	454,647	59,926	525,090	220,742	176,250	—	185,377	1,622,032

[1] Base salary shown here may differ with the base salaries shown in the "Compensation Discussion and Analysis-Elements of Executive Compensation-Base Salary" due to base salary increases that went into effect during the year, if any, and the voluntary base salary reductions taken by certain of the NEOs during the second quarter of 2020.

[2] Reflects a lump sum payment to Mr. Beringhause equal to (i) eight (8) months of base salary plus (ii) an amount equal to the average of the 2019 and 2020 Annual Incentive Bonus payments paid to him in accordance with the Letter Agreement to Amended Restated Employment Agreement dated August 1, 2019 between the Company and Mr. Beringhause. Reflects discretionary retention payments to Mr. Chawla in 2018 and 2019.

[3] Represents the aggregate grant date fair value of RSUs, PRSUs, and GPUs granted in the years ended December 31, 2020, 2019, and 2018 calculated in accordance with Accounting Standards Codification ("ASC") Topic 718, Stock Compensation ("ASC 718"). See Note 4, "Share-Based Payment Plans," of our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for further discussion of the relevant assumptions used in calculating the grant date fair value. With respect to PRSUs granted, the number of securities that vest will depend on the extent to which certain performance criteria are met and could range between 0% and 172.5% of the number of units granted. With respect to GPUs granted, the number of securities that vest will depend on the extent to which certain performance criteria are met and could range

between 0% and 150% of the number of units granted. The number of PRSUs, and RSUs granted to each NEO during 2020 is detailed in the Grants of Plan Based Awards Table.

[4] Represents the grant date fair value of stock options granted during the fiscal year. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 4, "Share-Based Payment Plans," of our Annual Report on Form 10–K for the fiscal year ended December 31, 2020.

[5] Represents the annual incentive bonus awarded to each NEO. See "Compensation Discussion and Analysis-Elements of Executive Compensation-Annual Incentive Bonus" for more information.

[6] Reflects the aggregate change in actuarial present value of accrued benefits under the Sensata Technologies Employees Pension Plan and the Supplemental Pension Plan.

[7] The table below presents an itemized account of "All Other Compensation" provided to the NEOs, regardless of the amount and any minimal thresholds provided under the SEC rules and regulations.

Name	Fiscal Year	Financial Counseling ($)[1]	Insurance Premium Contributions ($)[2]	Matching Contributions to 401(k) Plan ($)[3]	Relocation ($)[4]	All Other Payments ($)[5]	Total ($)
Jeffrey J. Cote	2020	21,124	2,310	11,400	—	—	34,834
	2019	29,812	1,692	11,200	—	120	42,824
	2018	11,020	1,670	11,000	—	120	23,810
Martha N. Sullivan	2020	—	3,973	7,088	—	—	11,061
	2019	20,785	7,088	7,675	—	—	35,548
	2018	19,990	7,241	11,000	—	—	38,231
Paul S. Vasington	2020	—	2,521	11,400	—	—	13,921
	2019	20,785	1,245	11,200	—	—	33,230
	2018	19,990	1,431	11,000	—	—	32,421
Steven Beringhause	2020	—	3,510	11,400	—	—	14,910
	2019	20,785	2,323	11,200	—	—	34,308
	2018	19,990	2,214	11,000	—	—	33,204
Vineet Nargolwala	2020	811	735	5,500	—	—	7,046
Yann Etienvre	2020	—	735	8,045	—	—	8,780
Paul Chawla	2020	2,089	2,303	11,400	—	1,258,125	1,273,917
	2019	7,438	1,210	11,200	39,114	—	58,962
	2018	6,822	3,780	6,530	142,705	25,540	185,377

[1] Represents payments made by the Company in connection with financial and legal counseling provided to the NEOs.

[2] Represents the employer Healthcare Savings Account contribution and Group Term Life and for Mr. Chawla includes private health insurance as part of his German employment contract.

[3] Amount in 2018 for Mr. Chawla includes $2,614 net contributions to his German pension plan.

[4] Represents 2019 and 2018 relocation expenses related to Mr. Chawla's transfer to the U.S. from Germany.

[5] Mr. Chawla's amount in 2020 reflects severance payment to Mr. Chawla; consists of a year's annual salary of $520,000, average of calendar year 2018 and 2019 annual bonus amounts of $88,125, relocation to Europe of $600,000, and financial and tax assistance of $50,000. 2018 includes $18,195 in tuition assistance for his children and $7,345 for a car benefit. Mr. Cote's amounts 2018 and 2019 relate to taxable reimbursements for gym memberships.

Grants of Plan Based Awards Table

The following table sets forth information on plan–based compensation awards granted to the NEOs during fiscal year 2020.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stocks or Units (#)[6]	All Other Option Awards: Number of Securities Underlying Options (#)[7]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[8]
		Threshold ($)[3]	Target ($)[4]	Maximum ($)[5]	Threshold (#)	Target (#)	Maximum (#)				
Jeffrey J. Cote	n/a	139,500	1,116,000	1,116,000							
	4/1/2020 [8]				12,083	85,275	147,099	69,771			4,302,527
Martha N. Sullivan	4/1/2020							5,406			150,017
Paul S. Vasington	n/a	68,750	550,000	550,000							
	4/1/2020 [8]				4,915	34,688	59,837	28,381			1,750,165
Steven Beringhause	n/a	65,625	525,000	525,000							
	4/1/2020 [8]				4,483	31,638	54,576	25,886			1,596,291
Vineet Nargolwala	4/1/2020 [8]	57,600	460,800	460,800	3,160	22,298	38,464	18,244			1,125,041
Yann Etienvre	n/a	57,600	460,800	460,800							
	4/1/2020 [8]				3,160	22,298	38,464	18,244			1,125,041
Paul Chawla	n/a	65,000	520,000	520,000							
	4/1/2020 [8]				4,072	28,739	49,575	23,514			1,450,021

[1] The threshold, target and maximum awards were established under our annual incentive bonus program. See "Compensation Discussion and Analysis—Elements of Executive Compensation–Annual Incentive Bonus" for information regarding the criteria applied in determining the amounts payable under the awards. The actual amounts paid with respect to these awards are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

[2] Represents the number of PRSUs awarded to the NEOs pursuant to the 2010 Equity Plan. For more information on the determination of the threshold, target, and maximum number of units awarded, refer to the section "Compensation Program Overview - Equity Compensation - 2020 LTI Program - PRSUs".

[3] Threshold amounts were determined based on 12.5% of the 2020 bonus target for each NEO.

[4] Target amounts were determined based on 2020 annual base salary for each NEO.

[5] The maximum payment amount under our annual incentive bonus program for 2020 is 100%.

[6] Represents the number of RSUs awarded to the NEOs pursuant to the 2010 Equity Plan.

[7] Represents the number of stock options awarded to the NEOs pursuant to the 2010 Equity Plan.

[8] Represents the total grant-date fair value per award calculated in accordance with ASC 718. Refer to Note 4, "Share-Based Payment Plans," to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal year ended December 31, 2020 for the method of calculation and assumptions used.

Outstanding Equity Awards at Year End Table

The table below sets forth certain information regarding unexercised options, stock awards that have not yet vested, and equity incentive plan awards held by our NEOs as of December 31, 2020.

Name	Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable (#)[4]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[3]	Option Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey J. Cote	4/1/2012	91,800	—	33.48	4/1/2022	—	—	—	—
	4/5/2013	49,550	—	32.03	4/5/2023	—	—	—	—
	4/1/2014	52,480	—	43.16	4/1/2024	—	—	—	—
	4/1/2015	28,894	—	56.94	4/1/2025	—	—	—	—
	1/21/2016	128,645	—	36.25	1/21/2026	—	—	—	—
	4/1/2016	42,476	—	38.96	4/1/2026	—	—	—	—
	4/1/2017	27,155	9,052	43.67	4/1/2027	—	—	—	—
	4/1/2018	14,060	14,060	51.83	4/1/2028	4,342	228,997	15,919	839,568
	4/1/2019	10,999	32,999	46.93	4/1/2029	6,521	343,918	23,909	1,260,961
	4/1/2020	—	—			69,771	3,679,723	85,275	4,497,404
Martha N. Sullivan	4/1/2012	107,100	—	$ 33.48	4/1/2022	—	—	—	—
	4/5/2013	198,000	—	$ 32.03	4/5/2023	—	—	—	—
	5/24/2013	11,700	—	$ 34.54	5/24/2023	—	—	—	—
	4/1/2014	153,939	—	$ 43.16	4/1/2024	—	—	—	—
	6/6/2014	8,600	—	$ 44.20	6/6/2024	—	—	—	—
	4/1/2015	71,272	—	$ 56.94	4/1/2025	—	—	—	—
	6/1/2015	7,040	—	$ 55.27	6/1/2025	—	—	—	—
	4/1/2016	109,022	—	$ 38.96	4/1/2026	—	—	—	—
	4/1/2017	76,035	25,345	$ 43.67	4/1/2027	—	—	—	—
	4/1/2018	39,360	39,360	$ 51.83	4/1/2028	12,156	641,107	44,569	2,350,569
	4/1/2019	24,802	74,408	$ 46.93	4/1/2029	14,703	775,436	53,911	2,843,266
	4/1/2020	—	—			5,406	285,112	—	—
Paul S. Vasington	4/1/2014	46,649	—	$ 43.16	4/1/2024	—	—	—	—
	4/1/2015	19,263	—	$ 56.94	4/1/2025	—	—	—	—
	4/1/2016	33,981	—	$ 38.96	4/1/2026	—	—	—	—
	4/1/2017	21,724	7,242	$ 43.67	4/1/2027	—	—	—	—
	1/30/2018	—	—			8,899	469,333	—	—
	4/1/2018	11,244	11,246	$ 51.83	4/1/2028	3,473	183,166	12,735	671,644
	4/1/2019	6,470	19,411	$ 46.93	4/1/2029	3,836	202,311	14,064	741,735
	4/1/2020	—	—			28,381	1,496,814	34,688	1,829,445
Steven Beringhause	4/1/2014	46,649	—	$ 43.16	4/1/2024	—	—	—	—
	4/1/2015	19,263	—	$ 56.94	4/1/2025	—	—	—	—
	4/1/2016	28,318	—	$ 38.96	4/1/2026	—	—	—	—
	4/1/2017	24,440	8,147	$ 43.67	4/1/2027	—	—	—	—
	4/1/2018	12,650	12,650	$ 51.83	4/1/2028	3,908	206,108	14,327	755,606
	4/1/2019	7,279	21,837	$ 46.93	4/1/2029	4,315	227,573	15,823	834,505
	4/1/2020	—	—			25,886	1,365,228	31,638	1,668,588

| Name | Grant Date | Option Awards[1] | | Option Exercise Price ($)[3] | Option Expiration Date | Stock Awards[2] | | Equity Incentive Plan Awards | |
		Number of Securities Underlying Unexercised Options Exercisable (#)[4]	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Vineet Nargolwala	2/19/2013	12,300	—	$ 33.54	2/19/2023	—	—	—	—
	4/1/2014	18,660	—	$ 43.16	4/1/2024	—	—	—	—
	4/1/2015	7,706	—	$ 56.94	4/1/2025	—	—	—	—
	4/1/2016	14,159	—	$ 38.96	4/1/2026	—	—	—	—
	4/1/2017	9,051	3,018	$ 43.67	4/1/2027	—	—	—	—
	4/1/2018	4,690	4,690	$ 51.83	4/1/2028	1,448	76,368	5,307	279,891
	4/1/2019	2,965	8,897	$ 46.93	4/1/2029	1,758	92,717	6,446	339,962
	6/1/2019	—	—			4,685	247,087	—	—
	4/1/2020	—	—			18,244	962,189	22,298	1,175,997
Yann Etienvre	1/28/2013	5,050	—	$ 34.74	1/28/2023	—	—	—	—
	4/1/2014	8,748	—	$ 43.16	4/1/2024	—	—	—	—
	4/1/2015	4,816	—	$ 56.94	4/1/2025	—	—	—	—
	4/1/2016	8,496	—	$ 38.96	4/1/2026	—	—	—	—
	4/1/2017	8,147	2,716	$ 43.67	4/1/2027	—	—	—	—
	4/1/2018	4,690	4,690	$ 51.83	4/1/2028	1,448	76,368	5,307	279,891
	4/1/2019	2,965	8,897	$ 46.93	4/1/2029	1,758	92,717	6,446	339,962
	6/1/2019	—	—			4,685	247,087	—	—
	4/1/2020	—	—			18,244	962,189	22,298	1,175,997
Paul Chawla	7/16/2014	10,400	—	$ 48.00	2/13/2021	—	—	—	—
	4/1/2015	6,261	—	$ 56.94	2/13/2021	—	—	—	—
	4/1/2016	5,664	—	$ 38.96	2/13/2021	—	—	—	—
	4/1/2017	9,051	—	$ 43.67	2/13/2021	—	—	—	—
	4/1/2018	7,030	—	$ 51.83	2/13/2021	—	—	—	—
	4/1/2019	10,784	—	$ 46.93	3/15/2021	—	—	—	—
	4/1/2020	—	—			—	—	—	—

[1] Represents stock options issued to NEOs pursuant to the 2010 Equity Plan.

[2] Represents RSUs, PRSUs and GPUs issued to NEOs pursuant to the 2010 Equity Plan.

[3] The exercise price of stock options is equal to the closing price of our ordinary shares on the date of grant, or, if the NYSE was not open for trading on the date of grant, on the immediately preceding business day.

[4] The options, RSUs, PRSUs and GPUs granted to the NEOs are subject to time-based and/or performance-based vesting conditions.

The vesting conditions for outstanding equity awards held by our NEOs as of December 31, 2020 are as follows:

Date of Grant	Type of Award	Vesting Schedule
April 1, 2012	Options	25% on April 1, 2013, 2014, 2015, and 2016
January 28, 2013	Options	25% on January 28, 2014, 2015, 2016, and 2017
February 19, 2013	Options	25% on February 19, 2014, 2015, 2016, and 2017
April 5, 2013	Options	25% on April 5, 2014, 2015, 2016, and 2017
May 24, 2013	Options	100% on May 24, 2014
April 1, 2014	Options	25% on April 1, 2015, 2016, 2017, and 2018
June 6, 2014	Options	100% on June 6, 2015
July 16, 2014	Options	25% on July 16, 2015, 2016, 2017, and 2018
April 1, 2015	Options	25% on April 1, 2016, 2017, 2018, and 2019
June 1, 2015	Options	100% on June 1, 2016
January 21, 2016	Performance Options	January 21, 2019 based upon satisfaction of strategic goals
April 1, 2016	Options	25% on April 1, 2017, 2018, 2019, and 2020
April 1, 2017	Options	25% on April 1, 2018, 2019, 2020, and 2021
April 1, 2017	PRSUs	April 1, 2020 based upon satisfaction of Adjusted EPS
April 1, 2017	GPUs	April 1, 2020 based upon satisfaction of Adjusted Organic Revenue Growth targets
April 1, 2017	RSUs	100% on April 1, 2020
January 30, 2018	RSUs	100% on January 30, 2021
April 1, 2018	Options	25% on April 1, 2019, 2020, 2021, and 2022
April 1, 2018	PRSUs	April 1, 2021 based upon satisfaction of Adjusted EPS
April 1, 2018	GPUs	April 1, 2021 based upon satisfaction of Adjusted Organic Revenue Growth targets
April 1, 2018	RSUs	100% on April 1, 2021
April 1, 2019	Options	25% on April 1, 2020, 2021, 2022, and 2023
April 1, 2019	PRSUs	April 1, 2022 based upon satisfaction of Adjusted EPS
April 1, 2019	GPUs	April 1, 2022 based upon satisfaction of Adjusted Organic Revenue Growth targets
April 1, 2019	RSUs	100% on April 1, 2022
June 1, 2019	RSUs	100% on June 1, 2022
April 1, 2020	PRSUs	April 1, 2023 based upon satisfaction of Relative Adjusted EPS
April 1, 2020	RSUs	1/3 on April 1, 2021, 2022, and 2023
April 1, 2020[1]	RSUs	100% on April 1, 2021

[1] Represents the vesting schedule for the RSUs awarded to Ms. Sullivan on April 1, 2020.

Equity Compensation Plan Information

The following table describes certain information regarding our equity compensation plans as of December 31, 2020:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[2]	Weighted-average exercise price of outstanding options, warrants and rights (b)[3]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[4]
Equity compensation plans approved by security holders[1]	4,535,894	$ 41.90	1,770,674
Equity compensation plans not approved by security holders	—	$ —	—

[1] Includes the 2010 Equity Plan.
[2] Includes 1,678,683 RSUs, PRSUs, and GPUs that, if and when vested, will be settled in ordinary shares of Sensata.
[3] Weighted average exercise price of outstanding options only.
[4] We have no intention to issue shares from the Sensata Technologies Holding plc Second Amended and Restated 2006 Management Option Plan in the future.

Option Exercises and Stock Vested Table

The following table provides information regarding option exercises and the vesting of stock awards with realizing value, including RSUs and PRSUs, during fiscal year 2020 for each NEO.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Jeffrey J. Cote	18,843	282,545	24,160	670,440
Martha N. Sullivan	95,500	1,137,433	67,645	1,877,149
Paul S. Vasington	—	—	19,329	536,380
Steven Beringhause	—	—	21,745	603,424
Vineet Nargolwala	—	—	8,055	223,526
Yann Etienvre	—	—	7,250	201,188
Paul Chawla	—	—	15,893	623,029

[1] The value realized on exercise for option awards is calculated as the number of options exercised multiplied by the difference between the market price of the underlying securities at exercise and the exercise price of the options.
[2] The number of shares reflected for Mr. Chawla include 7,838 RSUs that vested on an accelerated basis due to his termination within six months of the vesting date in accordance with his award agreement.
[3] The value realized on vesting for stock awards is based on the closing price of our ordinary shares on the New York Stock Exchange on the vesting date.

Non-Qualified Deferred Compensation

None of our NEOs participate in non-qualified defined contribution plans or other deferred compensation plans maintained by the Company.

Pension Benefits

The following table describes the estimated actuarial present value of accrued retirement benefits through the end of fiscal year 2020 for the NEOs. As described in the following table, Ms. Sullivan and Mr. Beringhause are eligible to participate in the Sensata Technologies Employees Pension Plan and Supplemental Pension Plan.

Name	Plan Name	Number of Years of Credited Service [1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Jeffrey J. Cote[3]	—	—	—	—
Martha N. Sullivan	Employees Pension Plan	26	1,065,345	—
	Supplemental Pension Plan	26	3,558,227	—
Paul S. Vasington[3]	—	—	—	—
Steven Beringhause	Employees Pension Plan	22	790,146	—
	Supplemental Pension Plan	22	689,487	—
Vineet Nargolwala[3]	—	—	—	—
Yann Etienvre[3]	—	—	—	—
Paul Chawla[3]	—	—	—	—

[1] The number of years of credited service under the plan was frozen as of January 31, 2012. Credited service began on the date the NEO became eligible to participate in the plan. Eligibility to participate began on the earlier of 18 months of employment or January 1 following the completion of one year of employment. Accordingly, each of Ms. Sullivan and Mr. Beringhause was employed by Texas Instruments, prior to the April 2006 spin-off of the Sensors and Controls business of Texas Instruments, or by us, since April 2006, for longer than the years of credited service shown above. In effect, the actual number of years of service of each NEO who participates in the plan is greater than his or her credited years of service.

[2] The assumptions and valuation methods used to calculate the present value of the accumulated pension benefits shown are the same as those used by us for financial reporting purposes except that a NEO's retirement is assumed (in accordance with SEC rules) for purposes of this table to occur at age 65 and no assumption for termination prior to that date is used and the benefit is assumed to be paid in a lump sum of the amount shown. The amount of the present value of the accumulated pension benefit as of December 31, 2020 is determined using a discount rate assumption of 1.65%. See Note 13, "Pension and Other Post-Retirement Benefits," of our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal year 2020 for a discussion of the relevant assumptions and valuation methods used for the present value calculations presented in the table below.

[3] Messrs. Cote, Vasington, Nargolwala, Etienvre and Chawla are not eligible to participate in any of the above-mentioned plans.

Sensata Technologies Employees Pension Plan

The Sensata Technologies Employees Pension Plan is a qualified defined benefit pension plan. See "Compensation Discussion and Analysis—Elements of Executive Compensation–Retirement and Other Benefits-Pension Plan" for a discussion of the origin and purpose of the plan. A plan participant is eligible for normal retirement under the terms of the plan if he or she is at least 65 years of age with one year of credited service. A participant is eligible for early retirement if he or she is at least 55 years of age with 20 years of credited service or 60 years of age with five years of credited service. Ms. Sullivan and Mr. Beringhause are eligible for early retirement under this plan. None of the other NEOs participating in the plan are currently eligible for normal retirement.

A participant may request payment of his or her accrued benefit at termination or any time thereafter. Participants may choose a lump sum payment or one of six forms of annuity. In order of largest to smallest periodic payment, the forms of annuity are: (i) single life annuity, (ii) 5-year certain and life annuity, (iii) 10-year certain and life annuity, (iv) qualified joint and 50% survivor annuity, (v) qualified joint and 75% survivor annuity, and (vi) qualified joint and 100% survivor annuity. If the participant does not request payment, he or she will begin to receive benefits in April of the year after he or she reaches the age of 70 1/2 in the form of annuity as required under the Internal Revenue Code.

A participant's benefit calculation includes compensation from, but is not limited to, salary, bonus, and any overtime premiums, performance premiums, and elective deferrals, if applicable.

The pension formula for the plan is intended to provide a participant with an annual retirement benefit equal to 1.5 percent multiplied by the product of (i) years of credited service and (ii) the average of the five highest consecutive years of his or her base salary, plus bonus up to a limit imposed by the Internal Revenue Service, less a percentage (based on his or her year of birth, when he or she elects to retire, and his or her years of service with Texas Instruments and Sensata) of the amount of compensation on which the participant's social security benefit is based.

If an individual takes early retirement and chooses to begin receiving his or her annual retirement benefit at that time, such benefit is reduced by an early retirement factor. As a result, the annual benefit is lower than the one he or she would have received at age 65.

If the participant's employment terminates due to disability, the participant may choose to receive his or her accrued benefit at any time prior to age 65. Alternatively, the participant may choose to defer receipt of the accrued benefit until reaching age 65 and then take a disability benefit. The disability benefit paid at age 65 is based on salary and bonus, the years of credited service the participant would have accrued to age 65 had the participant not become disabled, and the participant's disabled status.

The benefit payable in the event of death is based on salary and bonus, years of credited service, and age at the time of death, and may be in the form of a lump sum or annuity at the election of the beneficiary. The earliest date of payment is the first day of the second calendar month following the month of death.

Leaves of absence are credited to years of service under both the qualified and non-qualified pension plans.

Sensata Technologies Supplemental Benefit Pension Plan

The Sensata Technologies Supplemental Benefit Pension Plan is a non-qualified benefit plan. A participant's benefit under this plan is calculated using the same formula as described above for the Sensata Technologies Employees Pension Plan. However, the Internal Revenue Service limit on the amount of compensation on which a qualified pension benefit may be calculated does not apply. Additionally, the Internal Revenue Service limit on the amount of qualified benefit the participant may receive does not apply to this plan. Once this non-qualified benefit amount has been determined using the formula described above, the individual's qualified benefit is subtracted from it. The resulting difference is multiplied by an age-based factor to obtain the amount of the lump sum benefit payable to an individual under this non-qualified plan.

Benefits will be distributed subject to the requirements of Section 409A of the Internal Revenue Code. Unless otherwise elected prior to January 1, 2008, benefits will be paid in the form of a lump sum no later than the fifteenth day of the third calendar month following termination of employment.

If a participant's employment is terminated due to disability, distribution is governed by Section 409A of the Internal Revenue Code as discussed above, and the disability benefit will be paid in the form of a lump sum no later than the fifteenth day of the third calendar month following disability.

In the event of death, payment is based on salary and bonus, years of credited service, and age at the time of death and will be in the form of a lump sum. The date of payment is no later than the fifteenth day of the third calendar month following the month of death.

Balances in this plan are unsecured obligations of the Company.

Pension Freeze

Effective January 31, 2012, the Company froze its pension plans. We will continue to make contributions to the plans to maintain the required funding levels. For further discussion of our pension plans, refer to Note 13, "Pension and Other Post-Retirement Benefits," to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal year 2020. As a result of these changes, the amounts shown in the Summary Compensation Table for these benefits will increase with interest and would change as a result of a change in the discount rate used for the calculations.

Potential Payments Upon Termination or Change in Control

The following table summarizes the termination of employment and Change in Control benefits payable to our NEOs. None of these termination benefits are payable to NEOs who voluntarily resign (other than voluntary resignations for good reason) or whose employment is terminated for cause. For each NEO, the information in the table below assumes that termination of employment occurred on December 31, 2020. Pension benefits, which are described in the section "Pension Benefits" of this proxy statement, are not included in the table below in accordance with the applicable Proxy Statement requirements.

Name	Type of Payment	Termination Without Cause or Resignation for Good Reason($)[3]	Termination Without Cause or Resignation for Good Reason After Change in Control($)[3][4]
Jeffrey J. Cote	Base Salary[1]	1,860,000	1,860,000
	Bonus[1]	292,729	292,729
	Accelerated Vesting[2]	1,290,478	11,137,190
	Health & Welfare Benefits	34,220	34,220
	Total	**3,477,427**	**13,324,139**
Martha N. Sullivan	Base Salary[1]	590,625	590,625
	Bonus[1]	—	—
	Accelerated Vesting[2]	7,593,499	7,593,499
	Health & Welfare Benefits	16,187	16,187
	Total	**8,200,311**	**8,200,311**
Paul S. Vasington	Base Salary[1]	550,000	550,000
	Bonus[1]	125,060	125,060
	Accelerated Vesting[2]	536,564	5,783,145
	Health & Welfare Benefits	17,031	17,031
	Total	**1,228,655**	**6,475,236**
Steven Beringhause	Base Salary[1]	525,000	525,000
	Bonus[1]	123,123	123,123
	Accelerated Vesting[2]	497,384	5,269,886
	Health & Welfare Benefits	17,024	17,024
	Total	**1,162,531**	**5,935,033**
Vineet Nargolwala	Base Salary[1]	460,800	460,800
	Bonus[1]	65,000	65,000
	Accelerated Vesting[2]	337,991	3,257,542
	Health & Welfare Benefits	17,031	17,031
	Total	**880,822**	**3,800,373**
Yann Etienvre	Base Salary[1]	460,800	460,800
	Bonus[1]	65,000	65,000
	Accelerated Vesting[2]	337,991	3,254,803
	Health & Welfare Benefits	17,031	17,031
	Total	**880,822**	**3,797,634**
Paul Chawla [5]	Base Salary	520,000	—
	Bonus	88,125	—
	Accelerated Vesting[2]	444,704	—
	Health & Welfare Benefits	—	—
	Other Payments	650,000	
	Total	**1,702,829**	**650,000**

[1] Base salary and bonus amounts payable to the CEO would be paid in 24 monthly installments. Base salary and bonus amounts payable to all other NEOs would be paid in 12 monthly installments.

[2] In accordance with the respective award agreements, (i) unvested PRSUs that otherwise would have vested within six months of the NEO's termination date shall vest on the termination date at the sum of the banked amounts for those performance year(s) completed (if any) plus target for any uncompleted performance year(s), (ii) unvested RSUs that otherwise would have vested within six months of the NEO's termination date shall vest in full on the termination date, and (iii) unvested options that would have vested within six months of the NEO's termination date shall vest in full on the termination date. The amounts presented are the value that would be earned assuming current performance as of December 31, 2020 and based on the closing market price of the common stock on December 31, 2020 of $52.74.

[3] For purposes of this calculation, all PRSUs and GPUs are assumed to vest at target.

[4] A change in control, without a termination of employment, will not trigger any severance payments. Any payments or equity due under the terms of the 2010 Equity Plan upon a change in control and subsequent termination of employment without cause or resignation for good reason (as defined in the relevant employment agreement), are included in the "Termination Without Cause or Resignation for Good Reason After Change in Control" column of this table. Refer to "Change in Control" below for definitions of change in control under

the 2010 Equity Plan. All executive agreements contain customary non-compete and non-solicit agreements which are triggered upon a termination due to a "Change in Control."

(5)   Under the terms of his Separation Agreement dated July 24, 2020, Mr. Chawla received (1) severance pay in the amount of $520,000 (equal to his annual salary); (2) severance pay in the amount of $88,125 (equal to the average annual bonus paid to Mr. Chawla for 2018 and 2019); (3) a lump sum payment in the amount of $600,000 towards relocation expenses; and (4) a lump sum payment in the amount of $50,000 to assist Mr. Chawla with financial and tax services. The Separation Payments were made within 30 days following his Separation Date.

Termination without cause or resignation for good reason

Pursuant to the terms of the employment agreements and Company practice, if any of our NEOs other than Mr. Cote and Ms. Sullivan are terminated by us without "cause", or if such NEO terminates their employment with us for "good reason" (as those terms are defined in the respective employment agreement) during the employment term, the NEO will be entitled to (i) a severance payment equal to one year of their annual base salary rate, (ii) an amount equal to the average of the NEO's annual bonus for the two years preceding their termination, and (iii) continuation of their health and welfare benefits for a period of one year following the termination date. If Mr. Cote is terminated by us without "cause", or Mr. Cote terminates his employment with us for "good reason" (as those terms are defined in Mr. Cote's employment agreement) during his employment term, Mr. Cote will be entitled to (i) a severance payment equal to two years at his base salary, (ii) an amount equal to the bonus payments Mr. Cote received in the two fiscal years preceding his termination, and (iii) continuation of his health and welfare benefits for 24 months to run concurrently with his COBRA period. If Ms. Sullivan is terminated by us without "cause", or Ms. Sullivan terminates her employment with us for "good reason" (as those terms are defined in Ms. Sullivan's employment agreement) during her employment term, Ms. Sullivan will be entitled to (i) a severance payment equal to her base salary through her date of termination, (ii) any annual bonus amounts to which she was entitled to for the year that ended on or prior to the date of termination, (iii) continued payment of her base salary through April 2, 2021, (iv) accelerated full vesting and lapse of all risks of forfeiture of all her outstanding awards under the Management Equity Plans, and (v) continuation of her health and welfare benefits through April 2, 2021 to run concurrently with her COBRA period.

Termination with cause, resignation without good reason

If any of our NEOs is terminated by us with "cause", or if such NEO terminates his or her employment with us without "good reason", the NEO will be entitled to (i) his or her base salary through the date of termination and (ii) any bonus amounts to which he or she is entitled prior to the date of termination.

Change in Control

Pursuant to the terms of the 2010 Equity Plan, there is no automatic vesting upon a "change in control" of the Company, *unless* provided otherwise in an award agreement. "Change in control" is defined in the 2010 Equity Plan as (i) any transaction or series of transactions in which any person (whether by merger, sale of securities, recapitalization, or reorganization) becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the total voting power in the Company, (ii) during any twelve-month period, individuals who at the beginning of such period constitute the Board of Directors and any new directors whose election by the Board or nomination for election by the Company's shareholders was approved by at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof, (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, and (iv) a sale or disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis.

CEO PAY RATIO DISCUSSION

The Dodd-Frank Act requires the Company to disclose the annual total compensation of the individual identified as our median paid employee (at least every three years), the annual total compensation of our CEO, and the ratio between the two. We used the same median employee as we did in the 2019 CEO Pay Ratio. We identified the median employee by examining the 2019 total cash compensation for all employees, excluding our CEO, who were employed by the Company on November 30, 2019, utilizing payroll data. The employee identified at the median using 2019 total cash compensation was located in our Changzhou, China manufacturing facility. We updated this year using the median employee's 2020 payroll data. As of the end of 2020 and 2019, the Company had approximately 19,200 and 21,050 employees, respectively. The direct labor employees represented approximately 69% of the employee population in 2020 and 70% of the population in 2019, and were primarily located in Mexico, China and Bulgaria, which reside in close proximity to our customers. In addition, the Company, generally employs its manufacturing and direct labor employees rather than utilizing subcontractors. We regularly review our pay practices in the markets in which we compete for labor and consistently apply a competitive pay philosophy in each market.

After determining there were no material changes to the employee population the Company did not identify a new median employee's but updated using last year's median employee's 2020 annual compensation and using the same methodology we use for our NEOs set forth in the 2020 Summary Compensation Table in this proxy statement. As illustrated in the table below, we reasonably estimate that our 2020 CEO to median employee total pay ratio is 539:1.

CEO Pay	5,918,134
Median Employee Pay	10,975
CEO Pay to Median Employee Pay Ratio	539:1

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PROPOSAL 3: RESOLUTION TO APPROVE THE COMPANY'S 2021 EQUITY INCENTIVE PLAN

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the approval of the Company's 2021 Equity Incentive Plan.**

General Information

On April 9, 2021, the Board adopted, subject to shareholder approval, the Sensata Technologies Holding plc 2021 Equity Incentive Plan (the "2021 Plan"). Upon adoption by shareholders, the 2021 Plan will replace the Sensata Technologies Holding plc 2010 Equity Incentive Plan, as amended and restated (the "2010 Plan") and the 2006 Management Option Plan, as amended and restated (the "2006 Plan"). The 2021 Plan is substantially similar to the 2010 Plan with some updates based on changes in law and current practices. The purpose of the 2021 Plan is to promote the long-term growth, profitability, and interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors, and non-employee directors capable of assuring the future success of the Company.

The Board believes that the continuation of long-term incentive compensation is essential in attracting, retaining and motivating individuals to enhance the likelihood of our future success and align compensation with shareholder value. Shareholder approval of the 2021 Plan will permit us to award short term and long-term incentives that achieve these goals. We are submitting the 2021 Plan to a vote of the shareholders in accordance with New York Stock Exchange rules.

If the 2021 Plan is approved by our shareholders, the aggregate number of authorized shares that may be issued under the 2021 Plan is 5,700,000 shares of common stock, less grants made under the 2010 Plan after April 1, 2021 and prior to the effective date of the 2021 Plan, and subject to adjustment as described below and in the 2021 Plan. If the 2021 Plan is approved by our shareholders, the 2010 Plan will be terminated as to the grant of any additional awards, but prior awards will remain outstanding in accordance with their terms. As of April 1, 2021, there are no awards outstanding under the 2006 Plan, and the Company has not granted awards under the 2006 Plan since December 9, 2009. However, for the avoidance of doubt, we are hereby providing notice that whether or not the 2021 Plan is approved, no future awards will be made under the 2006 Plan. If the 2021 Plan is not approved, then the 2010 Plan will remain in effect.

The following is a summary of the material terms of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, a copy of which is attached as *Appendix C* to this proxy statement.

Key Features of the 2021 Plan

Independent Committee Administration	The 2021 Plan is administered by our Compensation Committee comprised entirely of non-employee directors.
No Evergreen Provision	The aggregate number of shares available for grant under the 2021 Plan is fixed and does not contain an "evergreen" provision that would automatically increase the number of authorized shares.
No Discounted Stock Options or Stock Appreciation Rights	Stock options and stock appreciation rights ("SARs") must have an exercise price equal to or greater than the fair market value of our common stock on the date of grant (unless such award is granted in substitution for a stock option or SAR previously granted by an entity that is acquired by or merged with the Company).
No Repricing of Stock Options or Stock Appreciation Rights	The 2021 Plan prohibits the re-pricing of stock options and SARs (including a prohibition on the repurchase of "underwater" stock options or SARs for cash or other securities) without shareholder approval.
No Liberal Share "Recycling"	The 2021 Plan provides that any shares (i) surrendered to pay the exercise price of an option, (ii) withheld by the Company or tendered to satisfy any tax withholding obligation with respect to any award, (iii) covered by a SAR issued under the plan that are not issued in connection with settlement in shares upon exercise, or (iv) repurchased by the Company using option exercise proceeds will not be added back ("recycled") to the 2021 Plan.
Minimum Vesting Period	Generally, all awards will have a minimum vesting period of at least one year, subject to an exception for 5% of the aggregate shares authorized for grant under the 2021 Plan and certain other limited exceptions as described below and in the 2021 Plan.

No Automatic "Single Trigger" Vesting	The 2021 Plan does not contain an automatic single-trigger vesting provision that would accelerate awards solely upon a change-in-control (as defined in the 2021 Plan).
No Dividends or Dividend Equivalent Paid on Unvested Awards	The 2021 Plan prohibits the payment of dividends or dividend equivalent amounts on awards until those awards are earned and vested. In addition, the 2021 Plan prohibits the granting of dividend equivalent amounts with respect to stock options, SARs or an award the value of which is based solely on an increase in the value of the Company's shares after the grant date of the award.
Awards Subject to Forfeiture or Clawback	Awards under the 2021 Plan will be subject to the Company's clawback policy (as described in more detail in this proxy statement), as well as any other forfeiture and penalty conditions determined by the Compensation Committee.
Director Compensation Limit	The 2021 Plan contains an annual limit on the amount of equity and cash that can be provided to any single non-employee director in a calendar year.

Share History and Share Usage

The following table sets forth certain information about the 2021 Plan, and equity awards that are outstanding under the 2010 Plan, as of April 1, 2021. There are no equity awards that are outstanding under the 2006 Plan as of April 1, 2021.

Total number of shares that will be authorized for future grant after shareholder approval of the 2021 Plan[1]	5,700,000
Number of shares relating to outstanding stock options under the 2010 Plan	2,598,248
Number of shares outstanding relating to awards of restricted stock, restricted stock units, and stock settled performance shares/units[2]	1,715,047
Weighted average remaining term of outstanding options under 2010 Plan	4.18
Weighted average exercise price of outstanding options under 2010 Plan	$42.02

[1] The authorization will also be reduced by the number of shares granted under the 2010 Plan between April 1, 2021 and the date of shareholder approval of the 2021 Plan.

[2] Outstanding stock-settled performance units are reflected at target.

Potential Dilution; Burn Rate

The following table sets forth information regarding historical awards granted and earned for the 2018 through 2020 period, the three full year period preceding the date of the Annual Meeting, and the corresponding burn rate, which is defined as the number of share subject to equity-based awards granted in a year divided by the weighted-average number of shares of common stock outstanding for that year, for each of the last three fiscal years:

Share Element	2018	2019	2020
Stock options granted	307,000	382,000	0
Restricted stock, restricted stock units, and stock settled performance shares/units granted	399,000	555,000	1,207,000
Total awards granted [1]	706,000	937,000	1,207,000
Weighted-average ordinary shares outstanding during the fiscal year	168,570,000	160,946,000	157,373,000
Annual burn rate	0.42%	0.58%	0.77%
Three-year average burn rate [2]			0.59%

[1] Total awards granted represents the sum of stock options granted and restricted stock, restricted stock units, and stock settled performance shares/units granted.

[2] As illustrated in the table above, the three-year average burn rate for the 2018-2020 period was 0.59%, which is below the ISS industry category burn rate threshold of 2.83%.

The Compensation Committee determined the size of the reserved pool under the 2021 Plan based on historical burn rate calculations, projected equity awards to anticipated new hires, projected annual equity awards to existing employees, and an assessment of the magnitude of increase that institutional investors and the firms that advise them would likely find acceptable. The Company anticipates that if its request to approve the 2021 Plan is approved by its shareholders, it will be sufficient to provide equity incentives to attract, retain, and motivate employees for approximately four years.

Summary of the 2021 Equity Incentive Plan

Administration

The Compensation Committee of the Board of Directors will administer the 2021 Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2021 Plan. The Compensation Committee may delegate the authority to grant awards to one or more officer or director, subject to any terms, conditions or limitations the Compensation Committee may impose. However, the Compensation Committee may not delegate such authority with respect to awards granted to officers subject to Section 16 of the Exchange Act or if such delegation would cause the 2021 Plan not to comply with applicable laws or exchange rules. In addition, the Compensation Committee can specify whether, and under what circumstances, awards to be received under the 2021 Plan may be deferred automatically or at the election of either the holder of the award or the Compensation Committee. Subject to the provisions of the 2021 Plan, the Compensation Committee may amend or waive the terms and conditions or accelerate the exercisability or the lapse of any restrictions relating to any outstanding award. The Compensation Committee has authority to interpret the 2021 Plan and establish rules and regulations for the administration of the 2021 Plan. In addition, the Board may exercise the powers of the Compensation Committee at any time.

Eligible Participants

Any employee, officer, non-employee director, consultant, independent contractor or advisor providing services to us or any of our affiliates, who is selected by the Compensation Committee, is eligible to receive an award under the 2021 Plan. As of the date of this proxy statement, if the 2021 Plan were in effect, approximately 845 employees, officers, and non-employee directors would be eligible as a class to be selected by the Compensation Committee to receive awards under the 2021 Plan. Due to the nature of the relationships, it is not possible to determine how many consultants or independent contractors would be eligible to receive awards under the 2021 Plan, but no awards to this group are currently planned or contemplated.

Shares Available For Awards and Other Limits on Awards

The 2021 Plan would provide for the issuance of up to 5,700,000 authorized shares of ordinary shares, less any shares subject to awards granted under the 2010 Plan after April 1, 2021 and prior to the effective date of the 2021 Plan, subject to certain equitable and share counting adjustments as described below. In addition, if awards issued under the 2021 Plan expire, are settled in cash, or otherwise terminate without being exercised or settled, or if after April 1, 2021, an award granted under the 2010 Plan expires, is settled in cash, or otherwise terminates without being exercised or settled, in each such case the ordinary shares not acquired pursuant to such awards again become available for issuance under the 2021 Plan on a one-for-one basis.

Certain awards under the 2021 Plan are subject to the following limitations:

- A maximum of 5,700,000 shares will be available for granting incentive stock options under the 2021 Plan, subject to the provisions of Sections 422 or 424 of the Internal Revenue Code or any successor provision.
- The maximum value of all equity and cash-based compensation granted to a non-employee director in any calendar year for service as a non-employee director for such year cannot exceed $750,000 (and for this purpose, equity value is determined using grant date value under applicable financial accounting rules). The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.
- The Compensation Committee may adjust the number of shares and share limits described above in the case of a stock dividend or other distribution, including a stock split, merger or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan.

Any shares that are tendered or withheld to pay the exercise price of stock options via a "net exercise" or to pay tax withholding obligations with respect to any award will not be available for issuance of future awards under the 2021 Plan. In addition, shares subject to SAR that are not issued when such right is settled and shares repurchased using stock option exercise proceeds will not be available for future issuance under the 2021 Plan.

Types of Awards and Terms and Conditions

The 2021 Plan permits the granting of:

- stock options (including both incentive and non-qualified stock options);
- SARs
- restricted stock and restricted stock units (subject to time- or performance-based vesting conditions);
- dividend equivalents; and
- other stock-based awards (which may be payable in shares, cash, or other forms).

Awards may be granted alone, in addition to, in combination with, or in substitution for, any other award granted under the 2021 Plan or any other compensation plan. Awards can be granted for no cash consideration or for cash or other consideration as determined by the Compensation Committee or as required by applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive cash, ordinary shares, or other securities, or property, or any combination of these in a single payment, installments or on a deferred basis. The exercise price per share under any stock option and the grant price of any SAR may not be less than the fair market value of our ordinary shares on the date of grant of such option or SAR except if the award is in substitution for an award previously granted by an entity acquired by us. The fair market value of a share will be the closing price of one share as reported on the NYSE as of the applicable date, unless otherwise determined by the Compensation Committee. The term of awards will not be longer than ten years (except that award agreements may provide, to the extent consistent with Section 409A of the Internal Revenue Code, in the event the exercise of the award is tolled not more than 30 days because the exercise would otherwise violate applicable law or any Company policy).

Stock Options. The holder of an option will be entitled to purchase a number of our ordinary shares at a specified exercise price during a specified time period, all as determined by the Compensation Committee. The option exercise price may be payable either in cash or, at the discretion of the Compensation Committee, in other securities or other property having a fair market value on the exercise date equal to the exercise price.

Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the Compensation Committee's discretion, as of any time during a specified period before or after the exercise date) of a specified number of our ordinary shares over the grant price of the SAR. SARs vest and become exercisable in accordance with a vesting schedule established by the Compensation Committee.

Restricted Stock and Restricted Stock Units. The holder of restricted stock will own shares of our common stock subject to restrictions imposed by the Compensation Committee for a specified time period determined by the Compensation Committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Compensation Committee, to receive our ordinary shares, or a cash payment equal to the fair market value of those shares, at some future date determined by the Compensation Committee. The grant, issuance, retention, vesting and/or settlement of restricted stock and restricted stock units will occur at such times and in such installments as are determined by the Compensation Committee, subject to the minimum vesting provisions described above. For example, awards may, at the Compensation Committee's discretion, be conditioned upon a participant's completion of a specified period of service, or upon the achievement of one or more performance goals (including goals specific to the participant's individual performance) established by the Compensation Committee, or upon any combination of service-based or performance-based conditions (subject to minimum vesting requirements). A restricted stock or restricted stock unit award that is conditioned in whole or in part upon the achievement of one or more financial or other company-related performance goals (other than performance of service alone) is generally referred to as a performance-based stock unit (PSU) award.

Dividend Equivalents. Dividend equivalents entitle holders to receive payments (in cash, our ordinary shares, other securities or other property) equivalent to the amount of dividends paid by us to our shareholders, with respect to the number of shares determined by the Compensation Committee. Dividend equivalents may not be awarded with respect to grants of options, stock appreciation rights or any other awards the value of which is based solely on an increase in the value of shares after the grant date. Dividends and dividend equivalent amounts with respect to any share underlying any other award may be accrued but not paid to a holder unless and until all conditions or restrictions relating to such share (of the underlying award) have been satisfied.

Other Stock-Based Awards. The Compensation Committee may grant other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, our ordinary shares. Any of our ordinary shares delivered pursuant to a purchase right must be purchased for consideration having a value equal to at least one hundred percent (100%) of the fair market value of the shares on the date the purchase right is granted.

Duration, Termination and Amendment. If approved, unless discontinued or terminated by the Board, the 2021 Plan will expire on May 27, 2031. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2021 Plan prior to expiration may extend beyond the end of such period through the award's normal expiration date. The Board and, pursuant to the delegation of its authority, the Compensation Committee, may at any time and for any reason amend the 2021 Plan, except that it must obtain shareholder approval of material amendments, including any addition of shares or repricing of stock options or SARs after the date of their grant as required by NYSE Listing Rules. The Compensation Committee may amend or terminate any outstanding award, but (except as provided below with respect to certain corporate transactions) not without the consent of any award recipient or beneficiary if such action would adversely affect the rights of the holder of the award.

Performance Goals

Awards may be granted subject to the achievement of one or more performance goals established by the Compensation Committee, which may be based on the attainment of specified levels, which may be determined in accordance with accounting principles generally accepted in the U.S. ("GAAP") or on a non-GAAP basis, of one or more of the following: (i) earnings per share; (ii) sales; (iii) operating income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross or operating margin; (viii) working capital; (ix) earnings before interest and taxes; (x) earnings before interest, tax, depreciation and amortization; (xi) return measures, including return on invested capital, sales, assets, or equity; (xii) revenues; (xiii) market share; (xiv) the price or increase in price of ordinary shares; (xv) total shareholder return; (xvi) economic value created or added; (xvii) expense reduction; (xviii) implementation or completion of critical projects, including acquisitions, divestitures, and other strategic objectives, including market penetration and product development; or (xix) specified objectives with regard to limiting the level of increase in all or a portion of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company; and any other metric that may be determined by the Committee. Such performance goals also may be based solely by reference to the Company's performance, or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon the Company's performance relative to the performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (i) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (ii) asset write-downs, (iii) litigation or claim judgments or settlements, (iv) acquisitions or divestitures, (v) reorganization or change in the corporate structure or capital structure of the Company, (vi) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (vii) foreign exchange gains and losses, (vii) a change in the fiscal year of the Company, (ix) the refinancing or repurchase of bank loans or debt securities, (x), unbudgeted capital expenditures, (xi) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (xii) conversion of some or all of convertible securities to common stock, (xii) any business interruption event (xiv) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (xv) the effect of changes in other laws or regulatory rules affecting reported results. The Committee may adjust upwards or downwards the amount payable pursuant to such performance-based Award, and the Committee shall certify the amount of any such Award for the applicable performance period before payment is made.

Minimum Vesting Requirements

No award will be granted with a lapse of any vesting obligations earlier than at least one year following the date of grant. Notwithstanding the foregoing, the Committee may grant up to a maximum of five percent of the aggregate number of shares available for issuance under the 2021 Plan (subject to certain equitable adjustments), without regard to this minimum vesting requirement, and the minimum vesting requirement does not apply to (i) any substitute awards (as defined in the plan), (ii) shares delivered in lieu of fully vested cash awards, (iii) awards to directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change-in-control, in the terms of the award or otherwise.

Corporate Transactions

Under the 2021 Plan, there is no automatic vesting upon a change in control, *unless* provided otherwise in an Award Agreement.

Prohibition on Repricing Awards

Without the approval of our shareholders and except as pursuant to certain equitable adjustments as described in the 2021 Plan, (a) no option or SAR may be amended to reduce its exercise or grant price and (b) no "underwater" option or SAR may be cancelled and replaced with an option or SAR having a lower exercise price, cash, or other awards or securities (except in connection with a change in control).

Transferability of Awards

No award under the 2021 Plan (other than fully vested and unrestricted shares) and no right under any such award are transferable other than by will or by the laws of descent and distribution, and no award (other than fully vested and unrestricted shares) or right under any such award may be pledged, alienated, attached or otherwise encumbered. However, the Compensation Committee may permit an award to be transferred to family members if such transfer is for no value and in accordance with the rules of Form S-8. The Compensation Committee may allow award recipients to designate a beneficiary or beneficiaries to exercise the rights of the award recipient and receive any property distributable with respect to any award in the event of an award recipient's death.

Clawback and Recoupment

Awards under the 2021 Plan will be subject to the Company's clawback policy, as in effect from time to time (which is described in more detail in the CD&A section of this proxy statement). If in the future there is no such clawback policy in effect, then awards under the 2021 Plan will be subject to recovery or "clawback" by the Company if and to the extent that the vesting of such awards was determined or calculated based on materially inaccurate financial statements or any other material inaccurate performance metric criteria, and if the Company or any of its Subsidiaries terminate a participant's service relationship due to the grantee's gross negligence or willful misconduct, which conduct, directly or indirectly, results in the Company preparing an accounting restatement.

In addition, if a participant has engaged in any detrimental activity (for example, breach of any confidentiality, non-compete, non-solicitation or similar agreement with the Company or any of its Subsidiaries), the Committee may, in its sole discretion, provide for cancellation of any or all of such participant's outstanding awards or forfeiture by the participant of any gain realized in respect of awards, and repayment of any such gain promptly to the Company.

Federal Income Tax Consequences

Grant of Options and SARs. The grant of a stock option or SAR is not expected to result in any taxable income for the recipient.

Exercise of Options and SARs. Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of our ordinary shares acquired on the date of exercise over the exercise price, and we will generally be entitled at that time to an income tax deduction for the same amount. The holder of an incentive stock option generally will have no taxable income upon exercising the option (except that an alternative minimum tax liability may arise), and we will not be entitled to an income tax deduction. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of our ordinary shares received are taxable to the recipient as ordinary income and generally deductible by us.

Disposition of Shares Acquired Upon Exercise of Options and SARs. The tax consequence upon a disposition of shares acquired through the exercise of an option or SAR will depend on how long the shares have been held and whether the shares were acquired by exercising an incentive stock option or by exercising a non-qualified stock option or SAR. Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option or SAR, except that we may be entitled to an income tax deduction in the case of the disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Internal Revenue Code have been satisfied.

Restricted Stock Awards. Recipients of grants of restricted stock generally will be required to include as taxable ordinary income the fair market value of the restricted stock at the time it is no longer subject to a substantial risk of forfeiture. In contrast, unrestricted stock grants are taxable at grant. An award holder who makes an 83(b) election within 30 days of the date of grant of the restricted stock will incur taxable ordinary income on the date of grant equal to the fair market value of such shares of restricted stock (determined without regard to forfeiture restrictions). With respect to the sale of shares after the forfeiture restrictions have expired, the holding period to determine whether the award recipient has long-term or short-term capital gain (or loss) generally begins when the restrictions expire, and the tax basis for such shares will generally be based on the fair market value of the shares on that date. However, if the award holder made an 83(b) election as described above, the holding period commences on the date of such election, and the tax basis will be equal to the fair market value of the shares on the date of the election (determined without regard to the forfeiture restrictions on the shares). If the award permits dividends to accrue while the restricted stock is subject to a substantial risk of forfeiture, such dividends will be paid if and when the underlying stock vests and will also be taxed as ordinary income. We generally will be entitled to an income tax deduction equal to amounts the award holder includes in ordinary income at the time of such income inclusion.

Restricted Stock Units and Other Stock-Based Awards. Recipients of grants of restricted stock units (including performance stock units) will not incur any federal income tax liability at the time the awards are granted. Award holders will recognize ordinary income equal to (a) the amount of cash received under the terms of the award or, as applicable, (b) the fair market value of the shares received (determined as of the date of receipt) under the terms of the award. If the award permits dividend equivalent amounts to accrue while the restricted stock unit is subject to a substantial risk of forfeiture, such dividend equivalent amounts will be paid if and when the underlying stock unit vests and will also be taxed as ordinary income. Cash or shares to be received pursuant to any other stock-based award generally become payable when applicable forfeiture restrictions lapse; provided, however, that, if the terms of the award so provide, payment may be delayed until a later date to the extent permitted under applicable tax laws. We generally will be entitled to an income tax deduction for any amounts included by the award holder as ordinary income. For awards that are payable in shares, the participant's tax basis is generally equal to the fair market value of the shares at the time the shares become payable. Upon the sale of the shares, appreciation (or depreciation) after the shares are paid is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Income Tax Deduction. Subject to the usual rules concerning reasonable compensation, including our obligation to withhold or otherwise collect certain income and payroll taxes, we generally will be entitled to a corresponding income tax deduction at the time a participant recognizes ordinary income from awards made under the 2021 Plan. However, Section 162(m) of the Code prohibits publicly held corporations from deducting more than $1 million per year in compensation paid to certain named executive officers. Therefore, compensation paid annually to an executive covered by Section 162(m) of the Code under the 2021 Stock Plan in excess of $1 million generally will not be deductible.

Application of Section 16. Special rules may apply to individuals subject to Section 16 of the Exchange Act. In particular, unless a special election is made pursuant to the Internal Revenue Code, shares received through the exercise of a stock option or SAR may be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period of up to six (6) months after the date of exercise. Accordingly, the amount of any ordinary income recognized and the amount of our income tax deduction will be determined as of the end of that period.

Delivery of Shares for Tax Obligation. Under the 2021 Plan, the Compensation Committee may permit participants receiving or exercising awards, subject to the discretion of the Compensation Committee and upon such terms and conditions as it may impose, to deliver our ordinary shares (either shares received upon the receipt or exercise of the award or shares previously owned by the holder of the option) to us to satisfy federal and state income tax obligations.

New Plan Benefits

No benefits or amounts have been granted, awarded, or received under the 2021 Plan. In addition, the Compensation Committee in its discretion will determine the number and types of awards that will be granted. Thus, it is not possible to determine the benefits that will be received by eligible participants if the 2021 Plan were to be approved by the shareholders. The closing price of an ordinary share as reported on the NYSE on April 1, 2021, was $[].

Registration with the SEC

If the 2021 Plan is approved by shareholders, the Company will file a Registration Statement on Form S-8 with the SEC with respect to the additional shares of the Company's ordinary shares authorized for issuance pursuant to the 2021 Plan as soon as reasonably practicable following shareholder approval.

Board Voting Recommendation

The Board of Directors unanimously recommends that shareholders vote "FOR" the approval of the Company's 2021 Equity Incentive Plan. The affirmative vote of the holders of a majority of the ordinary shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the Company's 2021 Equity Incentive Plan.

PROPOSAL 4: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021. Although the ratification of this appointment is not required to be submitted to a vote of the shareholders, the Board is submitting the appointment of Ernst & Young LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. If our shareholders do not ratify the selection, it will be deemed notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and our shareholders.

Representatives of Ernst & Young LLP will attend the Annual Meeting to answer appropriate questions for the year ended December 31, 2020. They also will have the opportunity to address the Annual Meeting if they desire to do so.

The affirmative vote of the holders of a majority of the ordinary shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP.

Audit and Non-Audit Fees

The aggregate fees billed for professional services rendered for us by Ernst & Young LLP and its affiliates for fiscal years 2020 and 2019 were as follows:

	2020	2019
	($ in thousands)	
Audit Fees	$ 4,222	$ 5,008
Tax Fees	552	362
All Other Fees	10	10
Total Fees	$ 4,784	$ 5,380

"Audit Fees" include fees for professional services and expenses related to the respective fiscal year, irrespective of the period in which these services are rendered or billed, related to the audit and review of our financial statements. For fiscal years 2020 and 2019, audit fees included fees for professional services and expenses relating to the reviews of our quarterly financial statements filed on Form 10-Q for the quarters ended March 31, 2019 through September 30, 2020 and the audits of our annual financial statements filed on Form 10-K for each of the fiscal years 2020 and 2019. Audit Fees also include fees relating to the performance of statutory audits at certain of our non-U.S. subsidiaries.

"Tax Fees" include fees for professional services rendered and expenses incurred during the respective fiscal year, irrespective of the period in which these services are rendered or billed, related to tax planning, tax consulting, and tax compliance. Fees associated with tax compliance services were approximately $229 thousand and $87 thousand for fiscal years 2020 and 2019, respectively.

"All Other Fees" represent fees billed to us for a subscription to an Ernst & Young LLP accounting research tool.

No other professional services were rendered or fees were billed by Ernst & Young LLP for fiscal years 2020 and 2019.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. The policy generally requires pre-approval of specified services in the defined categories of audit services, audit-related services, and tax services. Pre-approval also may be given as part of the Audit Committee's approval of the scope of the engagement of our independent auditor or on an individual explicit case-by-case basis before our independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All audit-related and tax and other services for fiscal years 2020 and 2019 were pre-approved by the Audit Committee.

The Audit Committee considered the compatibility of non-audit services performed by Ernst & Young LLP with the maintenance of that firm's independence and determined that in each case, and at all times, Ernst & Young LLP remained independent.

Audit Committee Report

In executing its responsibilities, the Audit Committee has reviewed and discussed our audited financial statements with our management. The Audit Committee also has discussed with our independent auditor the overall scope and plans for their audits of the Company. Furthermore, the Audit Committee has discussed with our independent auditor the matters required to be discussed by PCAOB Auditing Standard No. AS 1301, "Communications with Audit Committees." In addition, the Audit Committee has received written disclosures and a letter from our independent auditor delineating all relationships between them and us, consistent with the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with them matters pertaining to their independence. The Audit Committee also considered whether the additional services unrelated to audit services performed by Ernst & Young LLP during fiscal year 2020 were compatible with maintaining their independence in performing their audit services. In addition, the Audit Committee met with Ernst & Young LLP, with and without management present, to discuss the results of their examinations, their evaluation of our internal controls, and the overall quality of our financial reporting.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the fiscal year 2020 audited financial statements be included in the Sensata Annual Report on Form 10-K for filing with the SEC. The Audit Committee and Board of Directors have also recommended the selection of Ernst & Young LLP as our independent auditor for fiscal year 2021.

From the members of the Audit Committee:

Constance E. Skidmore (Chair)
John P. Absmeier
Daniel L. Black
Charles W. Peffer

PROPOSAL 5: ADVISORY RESOLUTION ON DIRECTOR COMPENSATION REPORT

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the approval of the Directors' Compensation Report (items 1 and 3 below).**

The Company is subject to disclosure requirements under applicable laws in both the U.S. and U.K. While some of the disclosure requirements in these jurisdictions overlap or are otherwise similar, some differ and require distinct disclosures. As a result, you will find our U.K. Directors' Remuneration Report (the "Report") required under applicable U.K. law in two parts of this proxy statement: (i) the information included in our Compensation Discussion and Analysis, which begins on page 27, and the Summary Compensation Tables and Narrative Disclosures, which begin on page 46 (collectively referred to at times in Appendix A as "CD&A"), together with, where expressly referred to, the Board of Directors Information section of this proxy statement, which includes disclosures required by the SEC as well as U.K. law; and (ii) the information in Appendix A, which includes additional disclosures required under the U.K. Large and Medium-sized Companies & Groups (Accounts & Reports) Regulations 2008 that apply to the Company. The two parts should be read in conjunction. Pursuant to U.K. law, the Report also forms part of the statutory Annual Reports and Accounts of Sensata Technologies Holding plc for the year ended December 31, 2020. The Report was approved by the Compensation Committee and the Board on April 9, 2021.

In accordance with the requirements of the U.K. Companies Act, the U.K. Annual Report and Accounts contain:

1. a statement by the Chair of the Compensation Committee of the Board of Directors (the Chairperson's Statement);

2. a directors' compensation policy (the Directors' Compensation Policy); and

3. the annual report on directors' compensation (the Annual Report on Directors' Compensation), setting out directors' compensation for the year ended December 31, 2020.

The Chairperson's Statement and the Annual Report on Directors' Compensation is reproduced in Appendix A to this proxy statement. An annual non-binding advisory shareholder vote is required on the Directors' Compensation Report. While the results of this vote are non-binding and advisory in nature (which means the Directors' entitlements to compensation are not conditional upon the resolution being passed), the Board intends to carefully consider the results of this vote. The affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve this proposal.

The Directors' Compensation Policy (referred to in Item 2 above), is subject to a separate binding shareholder vote once every three years, was last approved by shareholders in 2019, and will next be put to shareholders for approval at the 2022 annual general meeting of shareholders.

PROPOSAL 6: REAPPOINTMENT OF U.K. STATUTORY AUDITOR

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the appointment of Ernst & Young LLP as our statutory auditor under the U.K. Companies Act to hold office from the conclusion of this Annual Meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company.**

The Audit Committee has selected Ernst & Young LLP to serve as the Company's U.K. statutory auditor to audit the Company's U.K. Annual Report and Accounts to be prepared in accordance with International Financial Reporting Standards ("IFRS") for the year ending December 31, 2021. Under the U.K. Companies Act, our U.K. statutory auditor must be appointed at each general meeting at which the Company's Annual Report and Accounts are presented to shareholders. Ernst & Young LLP has served as our U.K. statutory auditor since August 2017. If this proposal does not receive the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or represented by proxy at the Annual Meeting, the Board may appoint an auditor to fill the vacancy, which may or may not be Ernst & Young LLP.

PROPOSAL 7: AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD TO DETERMINE THE COMPANY'S U.K. STATUTORY AUDITOR'S REMUNERATION FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the authorization of the Audit Committee to determine our U.K. statutory auditor's remuneration for and on behalf of the Board.**

Under the U.K. Companies Act, the remuneration of our U.K. statutory auditor must be fixed by the Company's shareholders by ordinary resolution or in such manner as the Company's shareholders may by ordinary resolution determine. We are asking our shareholders to authorize the Audit Committee to determine Ernst & Young LLP's remuneration as our U.K. statutory auditor for the year ending December 31, 2021, for and on behalf of the Board.

The affirmative vote of the holders of a majority of the ordinary shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal.

PROPOSAL 8: RESOLUTION TO RECEIVE THE 2020 ANNUAL REPORT AND ACCOUNTS

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the receipt of the Company's 2020 Annual Report and Accounts.**

Under the U.K. Companies Act, we are required to present to our shareholders our Annual Report, including the 2020 Annual Accounts and related directors' and auditor's reports for fiscal year 2020.

We also will provide shareholders with an opportunity to ask any relevant and appropriate questions of the representatives of Ernst & Young LLP in attendance at the Annual Meeting.

Our 2020 Annual Accounts are audited and prepared in accordance with IFRS. The 2020 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States. A copy of our 2020 Annual Accounts can be accessed through our website, http://annualmeeting.sensata.com, and may also be obtained free of charge by request to Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., Attention: Investor Relations, 529 Pleasant Street, Attleboro, Massachusetts 02703 or investors@sensata.com.

PROPOSAL 9: ORDINARY RESOLUTION TO AUTHORIZE THE BOARD OF DIRECTORS TO ISSUE EQUITY SECURITIES

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the authorization of the Board to issue equity securities.**

The ordinary resolution described in this Proposal 9 is required under the U.K. Companies Act for the Company to issue equity securities and is customary for public limited companies incorporated under the laws of England and Wales. This authorization is required as a matter of U.K. law and is not otherwise required for companies listed on the NYSE or organized within the United States.

Under the U.K. Companies Act, directors are, with certain exceptions (such as in connection with employees' share schemes), unable to allot, or issue, shares without being authorized either by the shareholders in a general meeting or by a company's articles of association. Unlike most companies listed on the NYSE with perpetual authority under their charter or articles of incorporation, our directors' current authority to issue equity securities will expire at the end of the Annual Meeting.

The Company proposes that the shareholders authorize the directors at the Annual Meeting to generally and unconditionally, subject to the provisions of our Articles and the U.K. Companies Act, authorize the directors of the Company, in accordance with section 551 of the U.K. Companies Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company:

(a)   up to an aggregate nominal amount of €316,220; and

(b)   up to a further aggregate nominal amount of €316,220, provided that (i) they are equity securities (within the meaning of section 560 of the Act) and (ii) they are offered by way of a rights issue.

The amount set forth in paragraph (a) above will authorize the directors to allot new equity securities in the Company up to a nominal amount of €316,220 (which represents an amount that is approximately equal to 20% of the aggregate nominal value of the issued share capital of the Company as of April 12, 2021, the latest practicable date prior to the publication of this proxy statement). The amount set forth in paragraph (b) above will further authorize the directors to allot equity securities in the context of a rights issue in favor of holders of Ordinary Shares in proportion (as nearly as may be practicable) to their existing holdings and of equity securities as required by the rights of those securities or as the directors may otherwise consider necessary, up to a further aggregate nominal amount of €316,220 (which represents an amount that is approximately equal to 20% of the aggregate nominal value of the issued share capital of the Company as of April 12, 2021), and so that the directors may impose any limits or restrictions and make any arrangements that they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter. Together, the aggregate nominal amount of any relevant securities issued under the authority conferred by paragraphs (a) and (b) represent an amount that is equal to approximately 40% of the aggregate nominal value of our issued share capital as of April 12, 2021.

Unless previously renewed, revoked or varied, the authority conferred by this Proposal 9 shall apply in substitution for all existing authorities under section 551 of the U.K. Companies Act and expire at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on August 31, 2022), save that the Company may, before such expiry make offers or enter into agreements that would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the directors may allot shares or grant such rights in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Approval of this proposal does not affect any shareholder approval requirements of the NYSE for share issuances, such as in connection with certain acquisitions or in connection with raising additional capital. The Company will continue to be subject to NYSE shareholder approval requirements.

The form of shareholder resolution for this proposal is set forth under the heading "Shareholder Resolutions for 2021 Annual General Meeting" on page 85 of this proxy statement. There is no present intention to exercise this authority.

If this proposal is approved, our Board may allot equity securities up to the aggregate nominal value of equity securities set forth above until the next annual general meeting or August 31, 2022.

In order to continue allotting shares after the Annual Meeting if this proposal does not receive shareholder approval, including to raise capital or to engage in merger and acquisition activity where the Company would like to issue shares, we would be required to seek shareholder approval of the authority to allot equity securities at a future general meeting or annual general meeting.



PROPOSAL 10: RESOLUTION TO AUTHORIZE THE BOARD OF DIRECTORS TO ISSUE EQUITY SECURITIES WITHOUT PRE-EMPTIVE RIGHTS

The Board of Directors unanimously recommends that shareholders vote "FOR" approval of the authorization of the Board to issue equity shares without the application of pre-emptive rights.

The special resolution proposed in this Proposal 10 is required under the U.K. Companies Act and is customary for public limited companies incorporated under the laws of England and Wales. This authorization is required as a matter of U.K. law and is not otherwise required for companies listed on the NYSE or organized within the U.S.

In addition to the authorization to allot securities as set forth in Proposal 9, under the U.K. Companies Act, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees' share scheme) must be offered first to the existing equity shareholders in proportion to their holdings, unless a special resolution (i.e., at least 75% of votes cast) has been passed in a general meeting of shareholders disapplying such pre-emption. Unlike most companies listed on the NYSE, which have no similar restrictions, our Board can only disapply pre-emptive rights in respect of such issuances authorized by our shareholders.

The Company proposes that, subject to the passing of the resolution included in Proposal 9, the directors of the Company be generally empowered to:

(a) (pursuant to section 570 of the U.K. Companies Act) allot equity securities (as defined in section 560 of the U.K. Companies Act) pursuant to the authority conferred by Proposal 9 for cash, and/or

(b) pursuant to section 573 of the U.K. Companies Act) sell ordinary shares held by the Company as treasury shares for cash,

in each case, free of the restriction in section 561 of the U.K. Companies Act. This resolution would give the directors the ability to raise additional capital by selling Ordinary Shares for cash or conduct a rights issue without first offering them to existing shareholders in proportion to their existing shareholdings. Absent this ability, our flexibility to use our share capital to pursue strategic transactions or finance growth would be severely limited.

The power would be limited to allotments and/or sales of treasury shares for cash:

(a) in the case of allotments authorized by paragraph (a) of Proposal 9, (i) in connection with a pre-emptive offer or (ii) otherwise than in connection with a pre-emptive offer of up to an aggregate nominal amount of €158,110; and

b) in the case of allotments authorized by paragraph (b) of Proposal 9, of the equity securities to be issued in connection with a rights issue.

The amount set forth in paragraph (a)(ii) above represents approximately 10% of the issued ordinary share capital of the Company as of April 12, 2021, the latest practicable date prior to the publication of this proxy statement. The directors will only allot shares with a nominal value of more than €79,055, being approximately 5% of the issued ordinary share capital of the Company as of April 12, 2021, for cash pursuant to this authority where that allotment is in connection with an acquisition or a specified capital investment which is announced at the same time as the allotment, or which has taken place in the preceding six-month period and is disclosed in the announcement of that allotment. The authority to allot the additional 5% of the issued share capital would not be used as a matter of routine, but only where the flexibility is merited by the nature of the transaction and is thought to be to the advantage of shareholders as a whole.

This resolution would provide the directors with additional flexibility to pursue strategic transactions and to finance growth with equity.

Unless previously renewed, revoked, or varied, the power conferred by this resolution shall apply in substitution for all existing powers under sections 570 of the U.K. Companies Act and expire at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on August 31, 2022), save that the Company may, before such expiry make offers or enter into agreements that would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired. The form of shareholder resolution for this proposal is set forth under the heading

"Shareholder Resolutions for 2021 Annual General Meeting" on page 85 of this proxy statement. There is no present intention to exercise this authority.

Under the U.K. Companies Act, the authorization of the Board to issue shares without pre-emptive rights must be passed as a special resolution. As a special resolution, this proposal requires that at least 75% of the votes cast at the meeting be cast in favor of this proposal.

Under the U.K. Companies Act, the Company must seek authorization to allot equity securities without the application of pre-emptive rights at least as often as it is required to seek authorization to allot equity securities. If this proposal is approved, our Board may allot equity securities as limited by this resolution without the application of pre-emptive rights until the next annual general meeting or August 31, 2022.

In order to continue allotting equity securities without the application of pre-emptive rights following the Annual Meeting if this proposal does not receive shareholder approval, we would be required to seek shareholder approval of the authority to allot equity securities at a future annual general meeting.

PROPOSAL 11: RESOLUTION TO AUTHORIZE THE BOARD OF DIRECTORS TO ISSUE SHARES UNDER OUR EQUITY INCENTIVE PLANS

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the authorization of the Board to issue shares in connection with the Company's equity incentive plans.**

The ordinary resolution proposed in this Proposal 11 is required under the U.K. Companies Act to enable the Company to issue shares to participants in its equity incentive plans. This authorization is required as a matter of English law and is not otherwise required for companies listed on the NYSE or organized within the United States. Under the U.K. Companies Act, directors are, with certain exceptions, unable to allot, or issue, shares without being authorized either by the shareholders in a general meeting or by a company's articles of association.

At the 2021 annual general meeting, we our asking our shareholders to approve the Company's 2021 Equity Incentive Plan (the "2021 Plan"). Upon approval by shareholders, the Company's 2010 Equity Incentive Plan (the "2010 Plan") and the 2006 Management Option Plan, as amended and restated (the "2006 Plan" will be terminated and no further shares may be issued thereunder. 5,700,000 ordinary shares will be reserved and available for issuance when the 2021 Plan is approved. If the 2021 Plan is not approved, then the 2010 Plan will remain in effect. However, for the avoidance of doubt, we are hereby providing notice that whether or not the 2021 Plan is approved, no future awards will be made under the 2006 Plan.

Unlike most companies listed on the NYSE who have authority under their equity plans to grant and issue shares following shareholder approval of the plan, our authority as a U.K. company to issue shares under our equity plans only continues until this upcoming Annual Meeting. As a result, the Company proposes that the shareholders authorize the directors at the Annual Meeting to exercise all the powers of the Company to allot (or issue) shares in the Company pursuant to our equity plans equal to an aggregate nominal amount of €57,000.

The Company expects to seek renewal of this authority annually. Therefore, unless previously renewed, revoked or varied, the authority conferred by this Proposal 11 shall apply in substitution for all existing authorities under section 551 of the U.K. Companies Act and expire at the end of the next annual general meeting of the Company. Approval of this proposal does not affect any shareholder approval requirements of the NYSE for share issuances or equity plans. The form of shareholder resolution for this proposal is set forth under the heading "Shareholder Resolutions for 2021 Annual General Meeting" on page 86 of this proxy statement.

If this proposal is approved, our Board may issue shares pursuant to the 2021 Plan, or the 2010 Plan if shareholders no not approve the 2021 Plan set forth in Proposal 3, up to the aggregate nominal value of shares set forth above until the end of the next annual general meeting. If shareholders do not approve this proposal, we will not have the authority to issue any shares under our equity plans, and we would be required to seek shareholder approval to issue shares under our equity plans at a future meeting.

PROPOSAL 12: RESOLUTION TO AUTHORIZE THE BOARD OF DIRECTORS TO ISSUE EQUITY SECURITIES UNDER OUR EQUITY INCENTIVE PLANS WITHOUT PRE-EMPTIVE RIGHTS

 **The Board of Directors unanimously recommends that shareholders vote "FOR" approval of the authorization of the Board to issue equity securities under our Equity Plans without the application of pre-emptive rights.**

The special resolution described in this Proposal 12 is required under the U.K. Companies Act to issue equity securities under our Equity Plans without first offering these securities, in proportion to their existing holdings, to current shareholders. This authorization is required as a matter of English law and is not otherwise required for companies listed on the NYSE or organized within the United States. Under the U.K. Companies Act, our issuance of any equity securities must be offered first to the existing equity shareholders in proportion to their holdings, unless a special resolution (i.e., at least 75% of votes cast) has been passed in a meeting of shareholders disapplying such preemption.

We propose that, subject to the passing of the resolution in Proposal 11, our Board be generally empowered to issue equity securities (as defined in section 560 of the U.K. Companies Act), up to an aggregate nominal amount of €57,000, pursuant to the authority conferred by Proposal 11, free of the pre-emptive rights set forth in section 561 of the U.K. Companies Act. Absent this ability, our flexibility to issue shares previously authorized by shareholders in connection with our Equity Plans would be severely limited.

The form of shareholder resolution for this proposal is set forth under the heading "Shareholder Resolutions for 2021 Annual General Meeting" on page 86 of this proxy statement.

If this proposal is approved, our Board may issue equity securities under the Equity Plans without the application of pre-emptive rights until the end of our next annual general meeting. If this proposal does not receive shareholder approval, we would be required to seek shareholder approval of the authority to issue equity securities under the Equity Plans without the application of pre-emptive rights at a future shareholders meeting.

DIRECTOR COMPENSATION

In connection with the completion of our initial public offering in March 2010, we adopted a compensation policy with respect to our directors. We regularly review that policy from a governance and market competitiveness standpoint and make amendments as appropriate. Under U.K. law, we must obtain shareholder approval for any material change in our director compensation policy.

In July 2019, we increased our directors' annual cash retainer (the "Annual Cash Retainer") from $70,000 to $85,000. We also provide the Chairman of the Board with an incremental annual retainer which was increased in July 2019 from $70,000 cash plus $30,000 equity to $140,000 cash, for a total cash retainer to the Chairman of $225,000. In addition, we provide committee membership and committee chair fees as part of our non-executive director compensation. Annually, Audit Committee members receive a fee of $10,000, Compensation Committee members receive a fee of $7,500 and Nominating & Corporate Governance, Finance and Growth & Innovation Committee non-executive members receive a fee of $5,000. Non-executive Chairs of committees also receive the following incremental annual fees: $10,000 for the Audit Committee, $7,500 for the Compensation Committee, and $5,000 for the Nominating & Corporate Governance, the Finance and the Growth & Innovation Committees. We also provide a $3,000 fee to Board members each time s/he attends meetings held in the United Kingdom and reimburse our directors for reasonable out-of-pocket expenses incurred in connection with their service on the Board and committees thereof.

In the second quarter of 2020, due to the uncertainty surrounding COVID-19 and in efforts to reduce costs across the organization, all of our non-executive directors took pay reductions equal to 50% of their cash retainers for the period beginning April 1, 2020 through June 30, 2020. These non-executive director cash retainer reductions did not continue beyond the second quarter as our markets began to stabilize.

Furthermore, our director compensation policy provides that each new non-executive director elected or appointed to the Board is granted an initial RSU award with a grant-date fair value of approximately $150,000, calculated in accordance with ASC 718, pro-rated for period of service between the time of appointment and the next annual general shareholders meeting. Upon re-election, all non-executive directors receive an RSU award equal to a grant-date fair value of approximately $150,000, calculated in accordance with ASC 718.

Upon the recommendation of the Compensation Committee, and in accordance with the policy described above, on May 28, 2020, the Board granted 4,078 RSUs under the 2010 Equity Plan to each of our directors. The RSUs vest 100% on the date of the annual shareholders meeting in the year following the date of grant.

We grant RSUs to our directors in order to better align their incentives with the goal of increasing value for our shareholders.

In 2016, the Compensation Committee adopted a shareholder approved policy requiring non-executive directors to hold five times the Annual Cash Retainer in share value, currently a $425,000 holding requirement. This policy ensures that directors maintain a meaningful ownership stake in the Company and that they are encouraged to take a long-term view on value creation. Directors have until five years from joining the Board to reach the ownership requirement.

As of December 31, 2020, Messrs. Absmeier, Heppelmann, Peffer, Teich, Wroe, and Zide and Ms. Skidmore meet the director ownership requirement. Ms. Bolsinger and Mr. Sonnenberg have until March 23, 2025, and Mr. Black has until January 1, 2026 to meet this requirement.

The table below sets forth the total compensation paid to our non-executive directors in fiscal year 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
John P. Absmeier [2]	85,552	150,030	235,582
Lorraine A. Bolsinger [3]	60,938	187,558	248,496
Paul B. Edgerley [4]	34,167	0	34,167
James E. Heppelmann [5]	100,625	150,030	250,655
Charles W. Peffer [6]	83,125	150,030	233,155
Constance E. Skidmore [7]	102,813	150,030	252,843
Steven A. Sonnenberg [8]	59,375	187,558	246,933
Andrew C. Teich [9]	214,375	150,030	364,405
Thomas Wroe Jr. [10]	74,375	150,030	224,405
Stephen M. Zide [11]	91,875	150,030	241,905

[1]   Represents the grant-date fair value calculated in accordance with ASC 718. Refer to Note 4, "Share-Based Payment Plans", to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal year 2020 for the method of calculation and assumptions used.

[2]   As of December 31, 2020, this director had no options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 4,167 ordinary shares that were held directly.

[3]   As of December 31, 2020, this director had no options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 1,199 ordinary shares that were held directly.

[4]   Mr. Edgerley retired in connection with the 2020 annual general meeting.

[5]   As of December 31, 2020, this director had 14,940 options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 13,516 ordinary shares that were held directly.

[6]   As of December 31, 2020, this director had 15,640 options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 15,482 ordinary shares that were held directly.

[7]   As of December 31, 2020, this director had no options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 9,591 ordinary shares that were held directly.

[8]   As of December 31, 2020, this director had no options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 1,199 ordinary shares that were held directly.

[9]   As of December 31, 2020, this director had 15,640 options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 13,516 ordinary shares that were held directly.

[10]   As of December 31, 2020, this director had 228,940 options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 11,749 ordinary shares, all of which were held indirectly.

[11]   As of December 31, 2020, this director had 40,240 options outstanding and exercisable, 4,078 unvested RSUs, and beneficially owned 14,911 ordinary shares that were held directly.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

The Board of Directors has adopted a Related-Person Transactions Policy regarding transactions with related persons. This policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Legal Officer any "related-person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our Chief Legal Officer will then promptly communicate that information and refer any potential related person transaction to the Audit Committee. No related-person transaction will be consummated or will continue without the approval or ratification of the Audit Committee. If advance Audit Committee approval is not feasible, then the related-person transaction shall be considered and may be ratified, modified, or terminated as the Audit Committee may determine at its next regularly scheduled meeting. In determining whether to approve or ratify a related-person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. Any director involved in a related-person transaction must recuse themselves from any vote involving the transaction in which he or she may have an interest.

SHAREHOLDERS' REQUESTS UNDER SECTION 527 OF THE U.K. COMPANIES ACT

Under section 527 of the U.K. Companies Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to:

- the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the annual general meeting; or
- any circumstance connected with an auditor of the Company ceasing to hold office since the last annual general meeting.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the U.K. Companies Act. Where the Company is required to place a statement on a website under section 527 of the U.K. Companies Act, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the annual general meeting includes any statement that the Company has been required under section 527 of the U.K. Companies Act to publish on a website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's ordinary shares as of April 1, 2021 held by (1) each person known to us to beneficially own 5% or more of the ordinary shares of the Company; (2) each of the Named Executive Officers and directors; and (3) all of our executive officers and directors as a group.

The percentage of shares beneficially owned is based upon 157,902,044 legally issued ordinary shares according to English law as of April 1, 2021.

Beneficial ownership is determined in accordance with the applicable rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days and restricted securities that vest within 60 days are deemed to be outstanding and beneficially owned by the person holding these options or securities for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These ordinary shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to applicable community property laws.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Shares
5% Beneficial Owners:		
Fidelity Management & Research Co. LLC. [1][2]	15,422,700	10 %
The Vanguard Group, Inc [1][2]	13,507,973	9 %
Generation Investment Management LLP [1][2]	11,810,039	7 %
Janus Henderson Group PLC [1][2]	10,349,230	7 %
BlackRock, Inc.[2]	8,621,509	5 %
Directors, Director Nominees, and Named Executive Officers: [3]		
Martha N. Sullivan	1,111,936	*
Jeffrey J. Cote	581,216	*
Paul S. Vasington	210,139	*
Steven Beringhause	97,542	*
Vineet A. Nargolwala	83,949	*
Yann L. Etienvre	61,197	*
Paul Chawla	—	*
John P. Absmeier	8,245	*
Daniel L. Black	1,186	*
Lorraine A. Bolsinger	5,277	*
James E. Heppelmann	32,534	*
Charles W. Peffer	35,200	*
Constance E. Skidmore	13,669	*
Steven A. Sonnenberg	5,277	*
Andrew C. Teich	33,234	*
Thomas Wroe Jr.	244,767	*
Stephen M. Zide	59,229	*
All directors and executive officers as a group (23 persons)	2,724,646	2 %

*   Less than 1%
[1]   Reporting person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
[2]   Information for our shareholders that beneficially own greater than 5% of our ordinary shares can be disaggregated as follows:

	Source of Information		Ordinary Shares				
			Voting Power		Dispositive Power		
	Schedule	Filing Date	Sole	Shared	Sole	Shared	Address
Fidelity Management & Research Co. LLC	13G/A	February 8, 2021	188,030	—	15,422,700	—	245 Summer Street Boston, MA 02210
The Vanguard Group, Inc	13G/A	February 10, 2021	—	139,870	13,158,212	349,761	100 Vanguard Blvd. Malvern, PA 19355
Generation Investment Management LLP	13G/A	February 16, 2021	86,179	11,723,860	86,179	11,723,860	20 AIR Street London U.K. W1B 5AN
Janus Henderson Group PLC	13G/A	February 11, 2021	—	10,349,230	—	10,349,230	201 Bishopsgate EC2M 3AE United Kingdom
BlackRock, Inc.	13G/A	February 1, 2021	7,499,597	—	8,621,509	—	55 East 52nd Street New York, NY 10055

(3) Information regarding the holdings of our directors, director nominees, and Named Executive Officers can be disaggregated as follows:

	Direct Holdings				Indirect Holdings
	Ordinary Shares	Options		Restricted Securities	Ordinary Shares
	Held at 4/1/21	Currently Exercisable	Exercisable within 60 days	Vesting within 60 days	Held at 4/1/21
Martha N. Sullivan	285,183	826,698	—	55	—
Jeffrey J. Cote	108,075	473,141			
Paul S. Vasington	67,022	143,117	—	—	—
Steven Beringhause	36,599	60,943	—	—	—
Vineet A. Nargolwala	6,089	77,860	—	—	—
Yann L. Etienvre	10,258	50,939	—	—	—
Paul Chawla	—	—	—	—	—
John P. Absmeier	4,167	—	—	4,078	—
Daniel Black	—	—	—	1,186	—
Lorraine A. Bolsinger	1,199	—	—	4,078	—
James E. Heppelmann	13,516	14,940	—	4,078	—
Charles W. Peffer	15,482	15,640	—	4,078	—
Constance E. Skidmore	9,591	—	—	4,078	—
Steven A. Sonnenberg	1,199	—	—	4,078	—
Andrew C. Teich	13,516	15,640	—	4,078	—
Thomas Wroe Jr.	—	228,940	—	4,078	11,749 [a]
Stephen M. Zide	14,911	40,240	—	4,078	—

(a) Includes 6,464 ordinary shares held indirectly by a trust established for the benefit of the reporting person's children and 5,285 ordinary shares held indirectly by a living revocable trust.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our Section 16 officers and directors and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. SEC regulations require our Section officers, directors, and greater than 10% shareholders to provide us with copies of all Section 16(a) forms they file. Based solely on our review of these forms and written representations received from certain reporting persons, we believe that, except as stated in the paragraph below, during 2020 all of our Section 16 officers, directors, and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them.

Mr. Thomas Wroe had one late report relating to the exercise of options and sale of stock that occurred on September 15, 2020 that was ultimately filed on a Form 4 on November 4, 2020. Ms. Martha Sullivan had one late report relating to a grant on April 1, 2020 that was ultimately filed on a Form 4/A on April 17, 2020. The late filings were due to inadvertent administrative errors.

PROPOSALS FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2022 annual general meeting must submit their proposals to the Company Secretary, Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., 529 Pleasant Street, Attleboro, Massachusetts 02703, on or before December 22, 2021. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

Shareholder(s) meeting the requirements of the U.K. Companies Act and our articles of association are able to propose a resolution to be considered at the annual general meeting. In order to do so, the qualifying shareholder(s) must adhere to certain procedural requirements set out in the U.K. Companies Act and our articles of association, including notifying us in writing of such proposed resolution at least six weeks prior to the 2022 annual general meeting or, if later, the time the notice of the 2022 annual general meeting is given. Such written notification must identify the proposed resolution and must be authorized by the person(s) making it. The notification may be delivered in hard copy form to the Company Secretary at Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., 529 Pleasant Street, Attleboro, Massachusetts 02703, or in hard copy or electronically to our Investor Relations department, whose contact information is available on our website, www.investors.sensata.com. We may decide to include such proposed resolution in the proxy statement or circulate it separately. In addition, we may decide not to circulate a resolution proposed by shareholder(s) at the meeting that would be ineffective (whether by reason of inconsistency with any enactment or our articles of association) or is otherwise defamatory, frivolous or vexatious.

SOLICITATION OF PROXIES

We are paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation by telephone or facsimile, either by our regular employees (without additional compensation) or by a third party contractor, Laurel Hill Advisory Group, LLC, 1-888-742-1305. Please note that due to the COVID-19 pandemic, solicitation in person will not be taking place. We will incur approximately $10,000 as a result of our contract with Laurel Hill Advisory Group, LLC. In addition, we reimburse contractors, brokers, banks, and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to our shareholders.

GENERAL AND HOUSEHOLDING OF PROXY MATERIALS

The Sensata Technologies Holding PLC Annual Report for the fiscal year ended December 31, 2020 is being made available to shareholders together with this Proxy Statement. The Annual Report is not part of the soliciting materials.

The information set forth in this Proxy Statement under the captions "Report of the Compensation Committee of the Board of Directors" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be (i) incorporated by reference into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that in any such filing we expressly incorporate such information by reference, or (ii) "soliciting material" or "filed" with the SEC.

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding", provides cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request, and the Company will promptly deliver, a separate copy of the notice or the proxy materials by contacting the Company at Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., Attention: Investor Relations, 529 Pleasant Street, Attleboro, Massachusetts 02703.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting.

By Order of the Board of Directors,

Andrew C. Teich
 Chairman of the Board

April 15, 2021

A copy of the Sensata plc Annual Report on Form 10-K for the fiscal year ended December 31, 2020, including the financial statements and the financial statement schedules thereto, is available without charge upon written request to: Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., Attention: Investor Relations, 529 Pleasant Street, Attleboro, Massachusetts 02703.

SHAREHOLDER RESOLUTIONS FOR 2021 ANNUAL GENERAL MEETING

Proposal 1: Ordinary Resolutions to Approve the Election of Directors

IT IS PROPOSED THAT each of the following individuals be, and each of the following hereby is, by way of separate ordinary resolution, elected to serve as director until the election and qualification of his or her respective successor or until his or her earlier death, removal or resignation:

Andrew C. Teich
Jeffrey J. Cote
John P. Absmeier
Daniel L. Black
Lorraine A. Bolsinger
James E. Heppelmann
Charles W. Peffer
Constance E. Skidmore
Steven A. Sonnenberg
Martha N. Sullivan
Stephen M. Zide

Proposal 2: Ordinary Advisory Resolution on Executive Compensation

IT IS PROPOSED THAT, on an advisory basis, the compensation paid to our Named Executive Officers, as disclosed in the proxy statement filed by Sensata Technologies Holding plc in connection with its Annual General Meeting of Shareholders to be held on May 27, 2021, pursuant to Item 402 of Regulation S-K (including the disclosures set forth in the compensation discussion and analysis, compensation tables and accompanying narrative disclosures) be, and it hereby is approved.

Proposal 3: Ordinary Resolution to Approve the Company's 2021 Equity Incentive Plan

IT IS PROPOSED THAT, the Company's 2021 Equity Incentive Plan be and hereby is, approved.

Proposal 4: Ordinary Resolution Ratifying the Appointment of Independent Registered Public Accounting Firm

IT IS PROPOSED THAT the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021 be, and it hereby is, ratified and approved.

Proposal 5: Ordinary Advisory Resolution on Director Compensation Report

IT IS PROPOSED THAT, on an advisory basis, the Directors' Compensation Report set out in Appendix A of this proxy statement and included in the Company's annual report and accounts for the year ended December 31, 2020, be and hereby is, approved.

Proposal 6: Ordinary Resolution to Approve the Re-appointment of Ernst & Young LLP as the Company's U.K. Statutory Auditor

IT IS PROPOSED THAT the re-appointment of Ernst & Young LLP as the Company's U.K. Statutory Auditor from the conclusion of the Annual General Meeting of the Company to be held on May 27, 2021, until the conclusion of the next annual general meeting of the Company at which accounts are laid be, and hereby is, approved.

Proposal 7: Ordinary Resolution to Authorize the Audit Committee to Determine the Company's U.K. Statutory Auditor's Remuneration for and on behalf of the Board

IT IS PROPOSED THAT the Audit Committee be authorized for and on behalf of the Board to determine the remuneration of Ernst & Young LLP, the Company's U.K Statutory Auditor.

Proposal 8: Ordinary Resolution to Receive the Annual Report and Accounts of the Company for the period ended December 31, 2020

IT IS PROPOSED THAT the annual report and accounts for the Company for the year ended December 31, 2020, be and hereby are, received.

Proposal 9: Ordinary Resolution to Authorize the Board to Issue Equity Securities

IT IS PROPOSED THAT, in substitution for all existing authorities, the directors of the Company be generally and unconditionally authorized (in accordance with section 551 of the U.K. Companies Act) to exercise all the powers of the Company to allot shares in the Company (as defined in section 540 of the U.K. Companies Act) or grant rights to subscribe for or to convert any security into shares in the Company (a) up to an aggregate nominal amount of €316,220 and (b) up to a further aggregate nominal amount of €316,220, provided that (i) they are equity securities (within the meaning of section 560 of the U.K. Companies Act) and (ii) they are offered by way of a rights issue.

Unless previously renewed, revoked or varied, the authority conferred by this resolution shall apply in substitution for all existing authorities under section 551 of the U.K. Companies Act and expire at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on August 31, 2022), save that the Company may, before such expiry, make offers or enter into agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the directors may allot shares or grant such rights in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

In this Proposal 9, (i) "rights issue" means an offer to (x) holders of Ordinary Shares in proportion (as nearly as may be practicable) to their existing holdings and (y) holders of other equity securities as required by the rights of those securities or as the directors may otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under, the laws of any territory or the requirements of any regulatory body or stock exchange or any other matter; and (ii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or to convert any securities into, shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Proposal 10: Special Resolution to Authorize the Board to Issue Equity Securities without Pre-emptive Rights

IT IS PROPOSED THAT, in substitution for all existing authorities, subject to the passing of Proposal 9, the directors of the Company be generally empowered (in accordance with section 570 of the U.K. Companies Act) to allot equity securities (as defined in section 560 the U.K. Companies Act) for cash pursuant to the authority conferred by Proposal 9 and/or pursuant to section 573 of the U.K. Companies Act to sell ordinary shares held by the Company as treasury shares for cash, in each case free of the restriction in section 561 of the U.K. Companies Act, provided that this power shall be limited to allotments or sales (a) in the case of allotments authorized by paragraph (a) of the ordinary resolution set forth in Proposal 9, (i) in connection with a pre-emptive offer or (ii) otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of €158,110; and (b) in the case of allotments authorized by paragraph (b) of the ordinary resolution set forth in Proposal 9, of the equity securities to be issued in connection with a rights issue.

Unless previously renewed, revoked or varied, the power conferred by this resolution shall apply in substitution for all existing powers under sections 570 of the U.K. Companies Act and expire at the end of the next annual general meeting of the Company (or, if earlier, at the close of business on August 31, 2022), save that the Company may, before such expiry make offers or enter into agreements that would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired. In this Proposal 10, (i) "rights issue" has the meaning given in Proposal 9; (ii) "pre-emptive offer" means an offer of equity securities, open for acceptance for a period fixed by the directors to (x) holders of Ordinary Shares in proportion (as nearly as may be practicable) to their existing holdings, and (y) holders of other equity securities as required by the rights of those securities or as the directors may otherwise consider necessary, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under, the laws of any territory or the requirements of any regulatory body or stock exchange or any other matter; and (iii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or to convert any securities into, shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

Proposal 11: Ordinary Resolution to Authorize the Board to Issue Equity Securities under our Equity Plans

IT IS PROPOSED THAT the directors of the Company be generally and unconditionally authorized (in accordance with section 551 of the U.K. Companies Act) to exercise all the powers of the Company to issue shares in the Company (as defined in section 540 of the U.K. Companies Act) or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of €57,000 in connection with the Company's equity incentive plans, for a period commencing on the date of the passing of this resolution and ending at the conclusion of the next annual general meeting of the Company unless previously renewed, varied or revoked by the Company in a general meeting.

Proposal 12: Special Resolution to Authorize the Board to Issue Equity Securities under our Equity Plans without Pre-emptive Rights

IT IS PROPOSED THAT, subject to the passing of Proposal 11, the directors be generally empowered (in accordance with section 570 of the U.K. Companies Act) to issue equity securities (as defined in section 560 of the U.K. Companies Act) for cash pursuant to the authority granted by Proposal 11 and/or pursuant to section 573 of the U.K. Companies Act to sell ordinary shares held by the Company as treasury shares for cash, in each case free of the restriction in section 561 of the Act, up to an aggregate nominal amount of €57,000 in connection with the Company's equity incentive plans, for a period commencing on the date of the passing of this resolution and ending at the conclusion of the next annual general meeting of the Company unless previously renewed, varied, or revoked by the Company in a general meeting but, in each case, so that the Company may make offers and enter into agreements before the authority expires which would, or might, require equity securities to be issued (and/or treasury shares to be sold) after the authority expires and the directors of the Company may issue equity securities (and/or sell treasury shares) under any such offer or agreement as if the authority conferred hereby had not expired.

FREQUENTLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding our Annual Meeting. They may not address all of the questions that may be important to you. Please refer to the more detailed information contained elsewhere in this proxy statement, its annexes and the documents referred to in this proxy statement for more information.

Why did I receive these proxy materials?

We have made these proxy materials available to you on the Internet or have delivered printed versions of these materials to you by mail to comply with our obligations under the U.K. Companies Act in connection with the solicitation of proxies for use at the Annual Meeting, and at any adjournment or postponement thereof. The proxy materials were first made available on or about April 15, 2021 to shareholders who held shares as of April 1, 2021, which we refer to as the "record date".

What matters will be presented for consideration at the Annual Meeting?

Action will be taken at the Annual Meeting with respect to the following proposals, each of which is described more fully below:

1. The election, by way of separate ordinary resolutions, of the eleven nominees named in this proxy statement to serve as directors of the Company until our 2022 annual general meeting of shareholders.
2. An advisory resolution on executive compensation.
3. The approval of the Company's 2021 Equity Incentive Plan.
4. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.
5. An advisory resolution on our Director Compensation Report.
6. The appointment of Ernst & Young LLP as our U.K. statutory auditor under the U.K. Companies Act, to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.
7. The authorization of the Audit Committee, for and on behalf of the Board, to determine the remuneration of Ernst & Young LLP as the Company's U.K. statutory auditor.
8. The receipt of the Company's 2020 Annual Report and Accounts.
9. The authorization of the directors to issue equity securities.
10. The authorization of the directors to issue equity securities without offering pre-emptive rights required under the U.K. Companies Act.
11. The authorization of the directors to issue equity securities pursuant to our equity incentive plans.
12. The authorization of the directors to issue equity securities pursuant to our equity incentive plans without offering pre-emptive rights required under the U.K. Companies Act.

Are any matters being presented at the Annual Meeting mandated under English law?

Proposals 5 through 12 are items required to be approved by shareholders periodically under the U.K. Companies Act and generally do not have an analogous requirement under U.S. law. As such, while these proposals may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine proposals and should review and consider each proposal carefully.

Will any other matters be decided at the Annual Meeting?

At the date of this proxy statement, we do not know of any other matters to be raised at the Annual Meeting other than those described in this proxy statement.

Who is entitled to vote at the Annual Meeting?

Holders of ordinary shares, nominal value EUR 0.01 per share, as of the close of business in New York on April 1, 2021, are entitled to vote at the Annual Meeting. As of April 1, 2021, there were 157,902,044 ordinary shares outstanding and entitled to vote. Unless disenfranchised under applicable law and/or the articles of association, each ordinary share is entitled to one vote on each matter properly brought before the Annual Meeting.

What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

If you are registered on the register of members of the Company in respect of ordinary shares, you are considered, with respect to those ordinary shares, the shareholder of record, and these proxy materials are being sent directly to you by the Company. If your ordinary shares are held in a stock brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available or forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your ordinary shares by following the instructions for voting on the proxy card.

How do I vote my shares without attending the Annual Meeting?

If you are a shareholder of record, you may appoint a proxy to vote on your behalf using any of the following methods:

- by telephone using the toll-free telephone number shown on the proxy card;
- through the Internet as instructed on the notice or proxy card; or
- by mail by completing and signing a proxy card and returning it in the prepaid envelope provided.

Telephone and Internet proxy appointment facilities for shareholders of record will be available 24 hours a day. If you give instructions as to your proxy appointment by telephone, through the Internet, or by mail, such instructions must be received by 9:00 a.m., Eastern Time, on May 25, 2021. If you properly give instructions as to your proxy appointment by telephone, through the Internet or by executing and returning a paper proxy card, and your proxy appointment is not subsequently revoked, your ordinary shares will be voted in accordance with your instructions. If you are a shareholder of record and you execute and return a proxy card but do not give instructions, your proxy will be voted as follows:

- FOR the election of all nominees for director named in this proxy statement (in each case, to be approved by way of a separate ordinary resolution);
- FOR advisory approval of the compensation of our NEOs by way of ordinary resolution;
- FOR the approval of the Company's 2021 Equity Incentive Plan;
- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021;
- FOR advisory approval of the Director Compensation Report;
- FOR the appointment of Ernst & Young LLP as our U.K. statutory auditor by way of ordinary resolution;
- FOR authorizing the Audit Committee, for and on behalf of the Board, to determine the remuneration of Ernst & Young LLP by way of ordinary resolution;
- FOR the receipt of the Company's Annual Report and Accounts by way of ordinary resolution;
- FOR the authorization of our directors to issue ordinary shares of the Company by way of ordinary resolution;
- FOR authorization off our directors to issue ordinary shares of the Company free of pre-emptive rights set forth in the U.K. Companies Act by way of a special resolution;
- FOR the authorization of our directors to issue ordinary shares of the Company under our equity incentive plans by way of ordinary resolution;
- FOR authorization of our directors to issue ordinary shares of the Company under our equity incentive plans free of pre-emptive rights set forth in the U.K. Companies Act by way of a special resolution; and
- Otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual Meeting.

If you are a beneficial owner, you should follow the directions provided by your broker, bank, or other nominee. You may submit instructions by telephone or through the Internet to your broker, bank, or other nominee, or request and return a paper proxy card to your broker, bank, or other nominee.

May I vote at the Annual Meeting rather than by proxy?

We encourage you to vote through the Internet or the telephone or to complete and return a proxy card (if you received one) by mail prior to the Annual Meeting to ensure that your vote is counted. Unless mandated otherwise by the local or state government in Massachusetts due to the COVID-19 pandemic, you can attend the Annual Meeting and vote your shares during the meeting. We will take every precaution in accordance with CDC guidelines and government requirements to ensure the health and safety of all who attend the Annual Meeting.

If you plan to vote in person, bring your printed notice or proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Annual Meeting and vote in person.

What should I do if I receive more than one notice or proxy card?

If you own some ordinary shares directly in your name as a registered holder and other ordinary shares as a beneficial owner through a broker, bank or other nominee, or if you own ordinary shares through more than one broker, bank or other nominee, you may receive multiple notices or proxy cards. You will need to complete, sign and return all of the proxy cards included in the proxy materials that you receive or follow the instructions for any alternative voting procedure on each of the notices or proxy cards that you receive in order to vote all of the shares you own.

How is a quorum determined?

The presence of the holders of shares in the Company who together represent at least the majority of the voting rights of all of the shareholders entitled to vote, present in person or by proxy, at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum at the Annual Meeting.

What is a broker non-vote?

If you own your ordinary shares through a broker, bank or other nominee, and do not provide the organization that holds your ordinary shares with specific voting instructions, then pursuant to the rules of the NYSE, the bank, broker or other nominee is generally permitted to vote your ordinary shares at its discretion on certain routine matters. With respect to certain non-routine matters, the broker, bank or other nominee is not permitted to vote your ordinary shares for you. If the broker, bank or other nominee that holds your ordinary shares does not receive voting instructions from you on how to vote your ordinary shares on a non-routine matter, it will inform the inspector of election that it does not have the authority to vote on this matter with respect to your ordinary shares. A broker non-vote occurs when a broker, bank or other nominee holding ordinary shares on your behalf does not vote on a particular proposal because it has not received voting instructions from you and does not have discretionary voting power with respect to that proposal.

What proposals are considered "routine" or "non-routine"?

Proposals 4, 6, 7, and 8 (ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2021, appointment of Ernst & Young LLP as our statutory auditor, authorizing the Audit Committee, for and on behalf of the Board, to determine Ernst & Young LLP's remuneration, and the receipt of the Company's Annual Report and Accounts) are each considered a routine matter under the rules of the NYSE. A broker, bank or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to occur in connection with Proposals 4, 6, 7, and 8.

Proposals 1, 2, 3, 5 and 9 through 12 (the re-election of directors by way of separate ordinary resolutions, the advisory vote on executive compensation, the vote on the approval of the Company's 2021 Equity Incentive Plan, the advisory vote on Director Compensation Report, the authorization to issue ordinary shares, the authorization to issue ordinary shares without regard to pre-emptive rights, the authorization to issue ordinary shares under our equity incentive plans and authorization to issue ordinary shares under our equity incentive plans without regard to pre-emptive rights) are matters considered non-routine under the rules of the NYSE. A broker, bank or other nominee may not vote on these non-routine matters without specific voting instructions from the beneficial owner. As a result, there may be broker non-votes with respect to Proposals 1, 2, 3, 5, 9, 10, 11, and 12.

What are the voting requirements to elect directors and approve each of the other resolutions?

The election of each of the eleven nominees for director will be decided by ordinary resolution, which means that the nominee will be elected if a majority of the votes are cast in favor of the nominee's election. Abstentions and broker non-votes will not be counted as a vote either for or against a nominee for director. The resolutions proposed in Proposals 1 through 9 and 11 will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each resolution will be approved if a majority of the votes cast are cast in favor of the resolution. Abstentions and broker non-votes will not be counted as a vote either for or against these resolutions. If the number of votes cast against a resolution exceeds the number of votes cast for the resolution, the resolution will not be passed. With respect to Proposal 8 (regarding the receipt of the Company's annual report and accounts) and the non-binding advisory resolution in Proposal 2 (regarding the compensation of our NEOs), the results of the vote will not legally require the Board or any committee thereof to take any action (or refrain from taking any action). Nevertheless, our Board values the opinions of our shareholders as expressed through their advisory votes and other communications and the Board will carefully consider the outcome of the advisory votes. The resolutions proposed in Proposals 10 and 12 will be proposed as special resolutions, which means that, assuming a quorum is present, these resolutions must be approved by shareholders representing at least 75% of the votes cast on the resolution. Abstentions and broker non-votes will not be counted as a vote either for or against this resolution. If fewer than 75% of the votes cast on the resolution are voted in favor of the resolution, the resolution will not be passed.

Can I change my vote and/or revoke my proxy?

If you are a shareholder of record, you can change your vote or revoke your proxy at any time before the Annual Meeting by:

- Entering a later-dated vote by telephone or through the Internet;
- Delivering a valid, later-dated proxy card;
- Sending written notice to the Office of the Company Secretary of Sensata; or
- Voting by ballot in person at the Annual Meeting.

If you hold shares in "street name", you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy by attending the Annual Meeting online or in person. We will honor the proxy with the latest date. However, no revocation will be effective unless we receive notice of such revocation at or prior to the deadlines mentioned above. For those shareholders who submit a proxy electronically or by telephone, the date on which the proxy is submitted in accordance with the instructions listed on the Notice or the proxy card is the date of the proxy.

Who can attend the Annual Meeting?

Shareholders as of the close of business in New York on April 1, 2021, which is the record date for voting, may attend the Annual Meeting. Given the outbreak of the COVID-19 pandemic and to ensure the health and safety of those who attend, we will hold the Annual Meeting in strict compliance with applicable government requirements and CDC guidelines in place as of the date of the meeting. If you are a registered holder or broker, bank, or other nominee, you will need to present the proxy card that you received, together with a form of personal photo identification, in order to be admitted into the meeting. If you are the beneficial owner of shares held in "street name", you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee as of the close of business in New York on April 1, 2021, along with a form of personal photo identification. Alternatively, you may contact the broker, bank or other nominee in whose name your ordinary shares are registered and obtain a legal proxy to bring to the Annual Meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted into the meeting or adjacent areas. All other items may be subject to search.

Who will pay the costs of this proxy solicitation?

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made on our behalf by certain directors, officers, or employees of Sensata and our subsidiaries. Directors, officers and employees of Sensata and our subsidiaries will receive no additional compensation for such solicitation. We also have engaged a third party contractor, Laurel Hill Advisory Group, LLC, and will incur approximately $10,000 as a result of this engagement. We also will reimburse banks, brokers and other nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners.

Who will count the vote?

Representatives of our transfer agent, Computershare Trust Company, N.A., will count the vote.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and disclosed in a Current Report on Form 8-K, which the Company is required to file with the SEC. The results of the polls taken on the resolutions at the Annual Meeting and any other information required by the U.K. Companies Act will be made available on the Company's website (www.investors.sensata.com) as soon as reasonably practicable following the Annual Meeting and for a period of two years thereafter.

Where can I obtain directions to the Annual Meeting?

For directions to the Annual Meeting, please contact us at Sensata Technologies Holding plc, c/o Sensata Technologies, Inc., Attention: Investor Relations, 529 Pleasant Street, Attleboro, Massachusetts 02703 or investors@sensata.com.

DIRECTORS' COMPENSATION REPORT

1. Statement from the Compensation Committee Chairperson

Compensation Philosophy

Our overall compensation program is structured to pay for performance, and to motivate senior executives, including our Executive Director, to balance both the short- and long-term interests of our shareholders. Ms. Sullivan served as our Executive Director through February of 2020, and Mr. Cote immediately succeeded Ms. Sullivan and currently serves as our Executive Director. The majority of total compensation offered to our Executive Director comes in the form of an annual incentive cash bonus and equity awards granted under our long-term incentive ("LTI") program, both of which represent "pay at risk." Payouts under the annual incentive bonus are dependent on, and tied to, achievement of our short-term business objectives. Equity awards granted under the LTI program include restricted stock units ("RSUs") and performance-based units ("PBUs"). For 2020, our PBUs consisted only of performance-based restricted stock units ("PRSUs"), which are focused on our Relative Adjusted EPS growth performance and return-on-invested-capital ("ROIC") over a three-year performance period. In 2017, 2018 and 2019, we granted Growth Plan Units ("GPUs") and stock options in addition to PRSUs. GPUs are specifically focused on accelerating organic revenue growth over a three-year performance period. The realized value of stock options and RSUs is tied to our stock performance and the realized value of PRSUs and GPUs are tied to both our stock performance and our long-term operating performance. In 2020, we removed stock options and GPUs from our LTI mix and only granted RSUs and PRSUs. The Compensation Committee believes that our compensation programs are designed to hold our Executive Director accountable for our short- and long-term financial and operational performance.

Our compensation program for Non-Executive Directors includes levels of compensation that we believe are necessary to secure and retain the services of individuals possessing the skills, knowledge and experience to successfully support and oversee the Company as members of our Board of Directors. In addition, a substantial portion of the compensation of our Non-Executive Directors is in the form of RSUs, aligning their interests with the interests of our shareholders.

Compensation Program Changes and Highlights

For 2020, the Committee believed that Adjusted Operating Income and Free Cash Flow were the appropriate performance metrics for the annual incentive bonus. Further, the Committee believed that Relative Adjusted EPS Growth with an ROIC modifier over a three-year performance period were the appropriate financial metrics for the annual LTI awards. The Committee believed these metrics provide an appropriate balance of short-term and long-term perspectives.

James E. Heppelmann
Chairperson of the Compensation Committee
April 9, 2021

2. Annual Report on Directors' Compensation

The following report provides details of how our Directors were compensated during the year ended December 31, 2020.

Compensation of Executive Director - Single Figure Table

The following table sets out the compensation paid to Executive Directors during fiscal year 2020 (Ms. Sullivan from January through February and Mr. Cote from March through December) and a comparison for fiscal year 2019 (Ms. Sullivan only):

	Base Salary[1]	Taxable Benefits [2]	Annual Incentive Bonus [3]	LTI Award [4]	Pension [5]	Total Fixed Remuneration	Total Variable Remuneration	Total
2020 - Total	$ 700,001	$ 23,711	$ 937,440	$ 3,659,024	$ 10,682	$ 734,394	$ 4,596,464	$ 5,330,858
– Ms. Sullivan	$ 157,500	$ 662	$ —	$ —	$ 1,182	$ 159,344	$ —	$ 159,344
– Mr. Cote	$ 542,501	$ 23,049	$ 937,440	$ 3,659,024	$ 9,500	$ 575,050	$ 4,596,464	$ 5,171,514
2019	$ 945,000	$ 27,873	$ —	$ 2,672,585	$ 7,675	$ 980,548	$ 2,672,585	$ 3,653,133

[1]   Represents actual base salary paid for time that each Mr. Cote and Ms. Sullivan served as CEO in 2020.

[2]   Benefits for Mr. Cote and Ms. Sullivan included health benefits and payments made in connection with financial counseling.

[3]   Details of the performance measures and targets applicable to the Annual Incentive Bonus are set out beginning on page 34 of the proxy statement.

[4]   LTI Award for for Executive Directors consisted of the following:

	RSUs[a]	PBUs[b]	Options[c]	Total
2020 - Mr. Cote	$ 3,348,310	$ 310,714	$ —	$ 3,659,024
2019	$ 755,293	$ 1,476,800	$ 440,492	$ 2,672,585

[a]   RSU figures are the value of the awards made in the corresponding year using the fiscal year three-month ending closing price which was $47.99 and $51.37 for 2020 and 2019 respectively. The RSUs granted in 2019 vest on the third anniversary of the grant date based on continued service during the vesting period. The RSUs granted to Mr. Cote in 2020 vest annually in one-third increments beginning on the first anniversary of the grant date. The RSUs granted to Ms. Sullivan in 2020 vest on April 1, 2021.

[b]   The amount shown represents the total amount achieved for the year, which is calculated by multiplying the performance results by the number of shares granted by the closing stock price on the vest date. For 2020 and 2019, the achieved performance on PRSUs was 33% and 94%, respectively, and the closing stock price on the date of vest was $58.57 and $27.75, respectively. For 2020, the achieved performance on GPUs was 33%, and the closing stock price on the date of vest was $58.57. Details of the performance measures and targets applicable to the PBUs are set out beginning on page 36 of the proxy statement.

[c]   Consistent with U.K. regulations, the amount reported above for Options is the implied gain on those options compared with the average closing price per share for the last three months of 2020 and 2019. In 2020, no options were granted. In 2019, the options exercise price was $46.93 and the average closing price per share for the last three months of 2019 was $51.37.

[5]   Includes the Company's matching contributions to Mr. Cote's and Ms. Sullivan's 401(K). Ms. Sullivan's compensation related to the increase in her pension benefit adjusted for inflation was $0 given that it is a frozen plan. Mr. Cote is ineligible for the Company's pension plan. See pages 40 - 41 of the proxy statement for further details on the Company's pension plans.

Compensation of Non-Executive Directors - Single Figure Table

The following table sets out the compensation of our Non-Executive Directors during the year ended December 31, 2020 with comparisons to the year ended December 31, 2019:

Non-Executive Director	Annual retainer and committee fees ($)	Benefits ($)[1]	RSU Award ($)[2]	Pension ($)	Total Fixed Remuneration ($)	Total Variable Remuneration ($)	Total ($)
John P. Absmeier							
2020	85,552	2,508	195,703	—	88,060	195,703	283,763
2019	73,000	3,576	214,067	—	76,576	214,067	290,643
Lorraine A. Bolsinger [3]							
2020	60,938	—	253,243		60,938	253,243	314,181
2019	—	—	—	—	—	—	—
Paul B. Edgerley [4]							
2020	34,167	2,550	—		36,717	—	36,717
2019	131,750	2,727	176,257	—	134,477	176,257	310,734
James E. Heppelmann							
2020	100,625	1,400	195,703		102,025	195,703	297,728
2019	110,500	2,713	176,257	—	113,213	176,257	289,470
Charles W. Peffer							
2020	83,125	1,672	195,703		84,797	195,703	280,500
2019	90,500	2,723	176,257	—	93,223	176,257	269,480
Kirk P. Pond [5]							
2020	—	1,200	—	—	1,200	—	1,200
2019	41,750	4,345	—	—	46,095	—	46,095
Constance E. Skidmore							
2020	102,813	1,804	195,703		104,617	195,703	300,320
2019	111,750	3,599	176,257	—	115,349	176,257	291,606
Steven A. Sonnenberg [3]							
2020	59,375	—	253,243		59,375	253,243	312,618
2019	—	—	—	—	—	—	—
Andrew C. Teich [6]							
2020	214,375	1,998	195,703		216,373	195,703	412,076
2019	174,250	2,256	176,257	—	176,506	176,257	352,763
Thomas Wroe Jr.							
2020	74,375	1,380	195,703		75,755	195,703	271,458
2019	80,500	3,695	176,257	—	84,195	176,257	260,452
Stephen M. Zide							
2020	91,875	4,983	195,703		96,858	195,703	292,561
2019	97,500	—	176,257	—	97,500	176,257	273,757

[1]   Benefits represent the impact of the prior periods' wage taxes paid to the Netherlands, including the related tax gross up. The amounts for 2020 and 2019 include U.K. tax advisory and preparation fees and reimbursement of reasonable out of pocket expenses.

[2]   RSU figures are the value of the awards made in the corresponding year using the fiscal year three-month ending closing price, which was $47.99 and $51.37 for 2020 and 2019, respectively. The RSUs vest on the day of the next Annual General Meeting of Shareholders based on continued service during the vesting period.

[3]   Ms. Bolsinger and Mr. Sonnenberg both joined the Board in March 2020.

[4]   Mr. Edgerley resigned from his position as a Director in May 2020 and Chairman of the Board in July 2019. Fees earned, including the $70,000 retainer for service as Chairman of the Board, were prorated to reflect his service.

[5]   Mr. Pond resigned from his position as a Director in June 2019. Fees earned in 2019 were prorated to reflect his resignation.

Mr. Teich was appointed Chairman of the Board in July 2019. The annual $140,000 retainer for service as Chairman of the Board was prorated to reflect his service in 2019.

(7) Amounts below reflect compensation received by Ms. Sullivan from March 2020 through December after retiring from her role as CEO and while serving as Senior Advisor. She was not eligible for additional director compensation during this time.

Non-Executive Director	Base Salary ($)	Taxable Benefits ($)	LTI Award ($)	Pension ($)	Total Fixed Remuneration ($)	Total Variable Remuneration ($)	Total ($)
Martha N. Sullivan							
2020	381,875	3,311	1,129,550	5,907	391,093	1,129,550	1,520,643

LTI Awards Granted in 2020

Director	Type of LTI award	Date of grant	Number of shares under LTI award	Face value ($)[1]	Vesting date
Jeffrey J. Cote	RSU	April 1, 2020	69,771	1,936,145	1/3 on April 1, 2021, 2022, 2023
	PRSU	April 1, 2020	85,275	2,366,381	April 1, 2023 based upon satisfaction of Relative Adjusted EPS Growth
Martha N. Sullivan	RSU	April 1, 2020	5,406	150,017	April 1, 2021
John P. Absmeier	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Lorraine A. Bolsinger	RSU[2]	April 15, 2020	1,199	37,529	Date of 2020 Annual General Meeting
	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Paul B. Edgerley	—	—	—	— —	— —
James E. Heppelmann	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Charles W. Peffer	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Constance E. Skidmore	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Steven A. Sonnenberg	RSU[2]	April 15, 2020	1,199	37,529	Date of 2020 Annual General Meeting
	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Andrew C. Teich	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Thomas Wroe, Jr.	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting
Stephen M. Zide	RSU	May 28, 2020	4,078	150,030	Date of 2021 Annual General Meeting

(1) Face value has been calculated based on the price of a share of common stock of the Company at grant of $27.75 for awards made on April 1, 2020, $31.30 for awards made on April 15, 2020 and $36.79 for awards made on May 28, 2020.

(2) Ms. Bolsinger and Mr. Sonnenberg joined the Board in March 2020 and were granted pro-rated awards in April 2020 for their service until the 2020 Annual General Meeting.

Vesting of PRSUs is dependent on the achievement of the following performance measures:

Relative Growth Performance of Adjusted EPS	Relative Adjusted EPS (1-year periods)						3-Year CAGR Relative Performance
	Year 1 Relative Adjusted EPS Growth	Banked Units[1]	Year 2 Relative Adjusted EPS Growth	Banked Units[1]	Year 3 Relative Adjusted EPS Growth	Banked Units[1]	
<25th %tile		0%		0%		0%	n/a
25th %tile	Threshold	50%	Threshold	50%	Threshold	50%	n/a
50th %tile	Target	100%	Target	100%	Target	100%	50th %tile
75th %tile	Maximum	100%	Maximum	125%	Maximum	150%	75th %tile

(1) The banked units percentage for each year within the three-year performance period will be interpolated on a straight-line basis, provided threshold is met.

ROIC Modifier					
Year 1 ROIC Target	Modifier	Year 2 ROIC Target	Modifier	Year 3 ROIC Target	Modifier
<10%	0.85	<10%	0.85	<10%	0.85
10-15%	1.00	10-15%	1.00	10-15%	1.00
>15%	1.15	>15%	1.15	>15%	1.15



1/3 PRSUs Granted x Year 1 Adjusted EPS Banked % x Year 1 ROIC Modifier	+	1/3 PRSUs Granted x Year 2 Adjusted EPS Banked % x Year 2 ROIC Modifier	+	1/3 PRSUs Granted x Year 3 Adjusted EPS Banked % x Year 3 ROIC Modifier	=	Cumulative Number of Banked Units

On the vesting date, the number of PRSUs that will vest is the greater of:

Option 1		Option 2[1]
Cumulative Number of Banked Units	or	100% PRSUs Granted x 3-Year CAGR Modifier x Year 3 ROIC Modifier

(1) Option 2 can only be applied if 3-Year CAGR Relative Performance is greater than the 50th percentile and Year 3 ROIC is 10% or greater.

Payments to Past / Former Directors

There were no payments to past or former Directors for the year ended December 31, 2020.

Payments for Loss of Office

There were no payments for loss of office for the year ended December 31, 2020.

Pension Benefits

None of the Non-Executive Directors are entitled to defined benefits or cash balance benefits in respect of qualifying services. Ms. Sullivan is entitled to such benefits as described under the heading "Summary Compensation Tables and Narrative Disclosures — Pension Benefits" in the CD&A. Ms. Sullivan will become eligible for normal retirement under the Company's pension plan upon reaching the age of 65 in January 2022. Ms. Sullivan is currently eligible for early retirement, in which case she would receive a reduced benefit under the Company's pension plan.

Statement of the Directors' Shareholding and Share Interests

Details of the Company's share ownership requirements for Executive Directors and Non-Executive Directors are summarized on page 41 of the proxy statement. As of December 31, 2020, the Directors were either in compliance with the share ownership guidelines or within the applicable retention or grace periods. The Committee has adopted a policy requiring Directors to hold five times their annual cash retainer in share value (approximately $4.7 million holding requirement for the Executive Director and $425,000 holding requirement for all Non-Executive Directors), to ensure that Directors maintain a meaningful ownership stake in the Company and that they are encouraged to take a long-term view on value creation.

The following table provides details of the Directors' shareholdings as at December 31, 2020:

Director	Beneficially Owned Shares	% Shareholding Guideline Achieved	Number of shares under vested but unexercised stock options	Number of shares under unvested RSUs and stock options	Number of shares under unvested PBUs
Martha N. Sullivan	267,144	100 %	806,870	171,378	98,480
Jeffrey J. Cote	89,766	100 %	446,059	136,745	125,103
John P. Absmeier	4,167	100 %	—	4,078	—
Lorraine A. Bolsinger	1,199	65 %	—	4,078	—
James E. Heppelmann	13,516	100 %	14,940	4,078	—
Charles W. Peffer	15,482	100 %	15,640	4,078	—
Constance E. Skidmore	9,591	100 %	—	4,078	—
Steven A. Sonnenberg	1,199	65 %	—	4,078	—
Andrew C. Teich	13,516	100 %	15,640	4,078	—
Thomas Wroe Jr.	11,749	100 %	228,940	4,078	—
Stephen M. Zide	14,911	100 %	40,240	4,078	—

During the period from January 1, 2021 through April 1, 2021, the following changes in Mr. Cote's beneficial ownership occurred:

	Exercise	Vested	Grant [1]
Option	—	27,081	—
RSUs	N/A	27,599	35,343
PBUs	N/A	5,305	43,197

[1] Granted in accordance with the 2010 Equity Plan.

Option Exercises During 2020

The following table includes information on the stock options exercised by the Directors during the year ended December 31, 2020:

Director	Number of stock options exercised during 2020	Exercise Price	Expiry Date
Paul B. Edgerley	17,200	$ 20.60	April 29, 2020
Charles W. Peffer	7,500	$ 33.02	March 10, 2021
Stephen M. Zide	7,500	$ 33.02	March 10, 2021
Martha N. Sullivan	95,500	$ 35.01	April 1, 2021
Stephen M. Zide	17,200	$ 20.60	April 29, 2020
Thomas Wroe, Jr.	163,700	$ 35.01	April 1, 2021
Thomas Wroe, Jr.	7,500	$ 33.02	March 10, 2021

Performance Graph and Table

The graph below illustrates the Company's performance compared to the S&P 500, which is considered the most appropriate broad equity market index against which the Company's performance should be measured. Performance is measured by total shareholder return. The following graph reflects the stub period from December 31, 2019 to the last day of the financial period, December 31, 2020. A graph showing performance for the three-year period from December 31, 2017 to December 31, 2020 is included in the CD&A.



Chief Executive Officer Remuneration

The table below provides information regarding the components of the Company's Chief Executive Officers' remuneration as a percentage of the CEO single figure. The table provides information for 2020 and a comparison to 2019.

	2020	2019
CEO single figure [1]	$5,330,858	$3,653,133
Bonus (% of maximum awarded)	84%	—%
Performance-based LTI (% of maximum vesting)	19%	54%

[1] CEO compensation is composed of base salary for Ms. Sullivan from January to February and Mr. Cote from March to December, annual incentive bonus attributable to the performance year and value of LTI awards on vesting.

Percentage Change in Compensation of CEO

The table below shows the percentage change in CEO, Named Executive Officer (excluding the CEO) and Non-Executive Director compensation from the prior year. We have selected our named executive officer population for this comparison because it is considered to be the most relevant, due to the structure of total compensation.

	% change 2020 vs. 2019		
	Salary	Taxable Benefits	Annual Incentive Bonus [3]
CEO [1]	(26)%	(15)%	N/A
Executive Employees [2]	18 %	(85)%	N/A
Non-Executive Directors	(0.5)%	(24)%	N/A

[1] Includes compensation for Ms. Sullivan from January to February and Mr. Cote from March to December.

[2] Named executive officers for 2019 included Messrs. Beringhause, Chawla, Cote, and Vasington and for 2020 included Beringhause, Chawla, Etienvre, Nargolwala and Vasington. In addition, the salary and taxable benefits received by Mr. Cote for January and February 2020 (prior to his appointment as CEO) are included in the calculation.

[3] Bonuses were not paid to the CEO or Executive Employees in 2019.

Relative Importance of Spend on Pay

During the year ended December 31, 2020, the Company's compensation paid to its employees and distributions to shareholders were as follows:

($ millions)		2020
Employee costs [1]	$	614
Share repurchases	$	35
Cash paid for acquired businesses	$	64

[1] Includes $19 million of share-based compensation expense, which are not cash expenditures, but we consider compensation for our employees and are included in expense as wages.

The Company selected cash paid for acquired businesses as a comparative to provide a context for shareholders to compare the Company's investment in its employees and strategic acquisitions to its direct return of value to shareholders.

Statement of Implementation of Compensation Policy in 2021

In the coming financial year, any changes to our Executive Director's salary will be determined consistently with our Directors' Compensation Policy. In determining pay rises for Executive Directors, pay rises for employees in the Company and other factors were taken into consideration. Benefits and pension entitlements will remain similar to those in 2020.

For the 2021 annual incentive bonus program, the performance metrics will be Adjusted Operating Income and Free Cash Flow, and will include a performance scorecard. For LTI awards in the form of PBUs, the performance metrics will be Relative Adjusted EPS Growth with an ROIC modifier. LTI awards will be a mix of RSUs and PRSUs for the Executive Director and only RSUs for Non-Executive Directors.

Consideration by the Directors of Matters Relating to Directors' Remuneration

The members of the Committee met six times during 2020. The meetings attended by each member are set out below:

	Meetings obliged to attend	Meetings attended
Lorraine A. Bolsinger [1]	4	4
Paul B. Edgerley [2]	3	3
James E. Heppelmann	6	6
Constance E. Skidmore	6	6

[1] Ms. Bolsinger joined the Board in March 2020.
[2] Mr. Edgerley resigned from the Board in May 2020.

FW Cook has been retained as the independent consultant since 2015. The consultant is engaged by, and reports directly to, the Chairman of the Committee. The consultant does not advise Company management or receive other compensation from the Company. The Committee annually reviews the independence of FW Cook pursuant to SEC and NNYSE rules. The Committee has determined that no conflict of interest exists that would prevent FW Cook from serving as an independent consultant to the Committee, and, therefore, considers its advice to be independent and objective. During 2020, the consultant assisted the Committee by:

• providing insights and advice regarding our Company compensation philosophy, objectives and strategy;

• developing criteria for identification of our peer group for Director compensation and Company performance review purposes;

• reviewing management's design proposals for short-term cash and long-term equity incentive compensation programs;

• providing insights and advice regarding our analysis of risks arising from our compensation policies and practices;

• providing compensation data from the Company's peer group proxy and other disclosures;

• advising on and providing comments on management's recommendations regarding senior executives' annual incentives for 2020 and equity based awards granted in 2020.

FW Cook charges the Company on an hourly rate plus expense basis. During the year ended December 31, 2020, the Company paid FW Cook $160,038 for its services.

Statement of Voting at General Meeting

The next advisory vote on the Directors' compensation report will take place at the Annual General Meeting in 2021, and the next binding vote on the Directors' compensation policy will take place at the Annual General Meeting in 2022.

CEO Pay Ratio Discussion

Year	Method	25th Percentile Pay Ratio	Median Pay Ratio	75th Percentile Pay Ratio
2020	Option A	144:1	111:1	82:1
2019	Option A	107:1	82:1	59:1

The pay ratios above are calculated by using actual earnings for the CEO and employees in the United Kingdom (the "UK"). The CEO total single figure remuneration of $5,330,858 is disclosed on page A-1 of this report.

Total remuneration for all our UK full-time equivalent employees on December 31, 2020 have been calculated consistently with the single figure methodology and reflects their actual earnings received in 2020 (excluding business expenses), which were used to produce the percentile calculation under Option A. Business expenses have been excluded as they are reimbursed to the employees and not substantial in value to significantly impact the ratios.

We have chosen Option A because it is the most robust and statistically accurate way for us to calculate the three ratios from the options available in the regulations. It also aligns with our standard internal and external reporting practices and strategic objectives.

Base salary and total pay and benefits for each of the percentiles are shown in the table below:

		25th Percentile	Median Percentile	75th Percentile
2020	Salary component	$ 29,947	$ 38,252	$ 54,006
	Total pay and benefits	$ 37,011	$ 48,017	$ 65,143
2019	Salary component	$ 29,499	$ 31,622	$ 42,663
	Total pay and benefits	$ 34,098	$ 44,462	$ 61,547

The Compensation Committee believes that the median pay ratio is consistent with our pay, reward and progression policies. Base salaries of all employees, including our CEO (Executive Director), are set with reference to a range of factors including market practice, experience and performance in role.

Our CEO pay ratio is likely to vary, potentially significantly, over time because it will be driven largely by CEO variable pay outcomes. In line with our reward principles, the CEO has a larger portion of his pay based on performance than the individuals at the 25th, median and 75th percentiles. This means that depending on our performance, the ratio could increase or decrease significantly. The compensation committee believes that our senior executives should have a significant proportion of their pay directly linked to performance.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This Proxy Statement discusses certain financial measures that are not presented in accordance with U.S. GAAP ("non-GAAP financial measures"), which are used by our management, Board, and investors. We use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our performance, and as a factor in determining compensation for certain employees. We believe these non-GAAP measures provide additional information to facilitate comparisons of our historical operating results and trends in our underlying business.

Non-GAAP financial measures should be considered as supplemental in nature and are not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies. We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends.

Reconciliations of these non-GAAP measures to the most comparable U.S. GAAP measures are included below.

Free cash flow to net cash provided by operating activities:

	For the years ended December 31,			For the years ended December 31,	
	2020	2019	% Change	2018	2017
Net cash provided by operating activities	$ 559,775	$ 619,562	(9.6)%	$ 620,563	$ 557,646
Less: Additions to property, plant and equipment and capitalized software	(106,719)	(161,259)	33.8 %	(159,787)	(144,584)
Free cash flow	$ 453,056	$ 458,303	(1.1)%	$ 460,776	$ 413,062

	For the quarters ended December 31,		
	2020	2019	% Change
Net cash provided by operating activities	$ 266,437	$ 186,035	43.2 %
Less: Additions to property, plant and equipment and capitalized software	(26,780)	(38,053)	29.6 %
Free cash flow	$ 239,657	$ 147,982	62.0 %

Adjusted earnings per share to diluted net income per share:

Per share amounts have been calculated based on unrounded numbers. Accordingly, certain amounts may not sum due to the effect of rounding.

	For the years ended December 31,			For the years ended December 31,	
	2020	2019	% Change	2018	2017
Diluted net income per share	$ 1.04	$ 1.75	(40.6)%	$ 3.53	$ 2.37
Non-GAAP adjustments:					
Restructuring related and other	0.62	0.40	55.0 %	0.17	0.12
Financing and other transaction costs	0.04	0.22	(81.8)%	(0.24)	0.05
Deferred (gain)/loss on derivative instruments	(0.04)	(0.04)	— %	0.07	(0.04)
Step-up depreciation and amortization	0.79	0.86	(8.1)%	0.83	0.96
Deferred taxes and other tax related	(0.26)	0.34	(176.5)%	(0.76)	(0.32)
Amortization of debt issuance costs	0.04	0.05	(20.0)%	0.04	0.04
Total adjustments, before tax effect	1.20	1.82	(34.1)%	0.12	0.82
Tax effect of non-GAAP adjustments	(0.03)	(0.01)	200.0 %	—	—
Adjusted earnings per share	$ 2.21	$ 3.56	(37.9)%	$ 3.65	$ 3.19

Adjusted operating income to operating income:

	For the years ended December 31,			
	2020		**2019**	
Operating income	$	337,737	$	556,885
Non-GAAP adjustments:				
Restructuring related and other		87,420		61,916
Financing and other transaction costs		8,209		28,911
Step-up depreciation and amortization		125,677		139,587
Deferred loss/(gain) on derivative instruments		3,066		(1,604)
Total adjustments		224,372		228,810
Adjusted operating income	$	562,109	$	785,695

APPENDIX C

Sensata Technologies Holdings plc
2021 Equity Incentive Plan

Section 1.   *Purpose*

The purpose of the Plan is to offer Eligible Persons (as defined below) incentives to put forth maximum efforts for the success of the Company's business, and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

Section 2.   *Definitions*

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "Affiliate" shall have the meaning ascribed to such term in Rule 405 of the Securities Act.

(b)   "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award, or Dividend Equivalent granted under the Plan.

(c)   "Award Agreement" shall mean any written or electronic agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(d)   "Board" shall mean the Board of Directors of the Company.

(e)   "Change-in-Control" shall mean, unless otherwise provided in an Award Agreement, (i) any transaction or series of transactions in which any one person, or more than one person acting as a group ("Person") (whether by merger, sale of securities, recapitalization, or reorganization) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing more than 50% of the total voting power in the Company, provided that the acquisition of additional securities by any Person that owns more than 50% of the voting power prior to such acquisition of additional securities shall not be a Change in Control, (ii) during any 24 month period, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved (excluding any individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board), cease for any reason to constitute a majority thereof, (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, and (iv) a sale or disposition of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis; provided, that in any instance where an Award is treated as deferred compensation within the meaning of Section 409A, and if that Award provides for payment or a change in the time or form of payment based upon a Change-in-Control, then, solely for purposes of applying such payment or a change in the time or form of payment provision (and, for the avoidance of doubt, not for purposes of determining whether the Award shall benefit from the vesting acceleration resulting from a Change-in-Control), then "Change in Control" shall mean a "change in control" as defined in Section 409A(a)(2)(v) of the Code and the guidance issued thereunder, and the Award shall instead be paid based on the general distribution date or event provided for in the Award Agreement and in any event in compliance with Section 409A.

(f)   "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(g)   "Committee" shall mean the Compensation Committee of the Board. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3.

(h)   "Company" shall mean Sensata Technologies plc, a U.K. company, and any successor company.

(i)   "Detrimental Activity" shall mean any breach of any confidentiality, non-compete, non-solicitation or similar agreement with the Company or any of its Subsidiaries (in each case including any such provision included in an Award Agreement or other agreement), or any arrangement dealing with ownership or protection of the Company's and its Subsidiaries' proprietary rights.

(j)   "Director" shall mean a member of the Board.

(k)   "Dividend Equivalent" shall mean any right granted under Section 6(d) of the Plan.

(l)   "Effective Date" shall mean the date this Plan is approved by the shareholders of the Company.

(m)   "Eligible Person" shall mean any employee, officer, non-employee Director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any person to whom an offer of employment or engagement with the Company or any Affiliate is extended. An Eligible Person must be a natural person.

(n)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(o)   "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of a Share as of a given date shall be, if the Shares are then traded on the New York Stock Exchange, the closing price of one Share as reported on the New York Stock Exchange on such date or, if the New York Stock Exchange is not open for trading on such date, on the most recent preceding date when the New York Stock Exchange is open for trading.

(p)   "Full Value Award" shall mean any Award other than an Option, Stock Appreciation Right or similar Award, the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award.

(q)   "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(r)   "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(s)   "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase shares of the Company.

(t)   "Other Stock-Based Award" shall mean any right granted under Section 6(e) of the Plan.

(u)   "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(v)   "Person" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(w)   "Plan" shall mean the Sensata Technologies Holding PLC 2021 Equity Incentive Plan, as amended from time to time.

(x)   "Prior Plan" shall mean the Sensata Technologies Holding PLC First Amended and Restated 2010 Equity Incentive Plan as amended from time to time, and any predecessor plan thereto.

(y)   "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

(z)   "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(aa)   "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

(bb)   "Section 409A" shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(cc)   "Securities Act" shall mean the Securities Act of 1933, as amended.

(dd)   "Share" or "Shares" shall mean an ordinary share(s), €0.01 share, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(ee)   "Specified Employee" shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(ff)   "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

(gg)   "Subsidiary" shall mean any corporation, partnership, limited liability company, or other entity in which the Company owns, directly or indirectly, stock or other equity securities or interests possessing 50% or more of the total combined voting power of such entity.

(hh)   "Substitute Awards" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

Section 3.   *Administration*

(a)   Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations under Section 6 and Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A and Section 6; (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures as may be necessary or desirable to comply with provisions of the laws of non-United States jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b)   Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with applicable exchange rules or applicable law.

(c)   Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3; and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of the New York Stock Exchange or any other securities exchange applicable to the Company) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d)   Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under the Plan shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. To the full extent permitted by law, the provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person's position with the Company.

Section 4. *Shares Available for Awards*

(a) Shares Available.

(i) Subject to adjustment as provided in Sections 4(b) and 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be 5,700,000, less one (1) Share for every one (1) Share granted under the Prior Plan after April 1, 2021 and prior to the Effective Date of the Plan. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

(ii) On and after the Effective Date, no awards shall be granted under the Prior Plan, but all outstanding awards previously granted under the Prior Plan shall remain outstanding and subject to the terms of the Prior Plan.

(b) Counting Shares. The Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting, and make adjustments in the number of Shares available under Section 4(a) if the number of Shares actually delivered to a Participant differs from the number of Shares previously counted in connection with an award to the Participant, subject, however, to the following:

(i) Shares subject to an Award that is canceled, expired, forfeited, settled in cash or is otherwise terminated without a delivery of Shares to the Participant, or after April 1, 2021, shares subject to an award under the Prior Plan that is cancelled, expired, forfeited, settled in cash or is otherwise terminated without delivery of Shares, shall in each such case, to the extent of such cancellation, forfeiture or otherwise, be added to the Shares available for grant or again be available for grant under the Plan on a one-for-one basis.

(ii) Shares that are tendered or withheld in payment of the exercise price of an Option or in payment of withholding taxes relating to an Award (or an option or other award granted under the Prior Plan) shall be deemed to constitute Shares delivered to the Participant and shall not be available for Awards under the Plan.

(iii) Upon the exercise of an Option or if a SAR is settled with Shares (or with respect to an option or stock appreciation right granted under the Prior Plan), the total number of Shares subject to the Option or SAR (as the case may be) shall be deemed delivered to the Participant (regardless of the number of Shares actually paid to the Participant) and shall not be available for awards under the Plan. Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options shall not be added to the Shares available for grant under the Plan.

(c) Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, and (iii) the purchase price or exercise price with respect to any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(d) Award Limitations Under the Plan. Annual Limitations for Awards Granted to Non-Employee Directors. Notwithstanding any provision to the contrary in the Plan, the sum of the grant date fair value of equity-based Awards (such value computed as of the date of grant in accordance with applicable financial accounting rules) and the amount of any cash-based compensation granted to a non-employee Director during any calendar year for services rendered as a non-employee Director for such same calendar year shall not exceed $750,000. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation.

(e)   Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided in this Section 4 above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in this Section 4 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

Section 5.   *Eligibility*

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 6.   *Awards*

(a)   Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)   Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of such Option.

(ii)   Option Term. The term of each Option shall be fixed by the Committee at the time but shall not be longer than ten (10) years from the date of grant. Notwithstanding the foregoing, the Committee may provide in the terms of an Option (either at grant or by subsequent modification) that, to the extent consistent with Section 409A, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option) (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of not more than thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

(iii)   Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised within the Option term, either in whole or in part, and the method of exercise, except that any exercise price tendered shall be in either cash, Shares having a Fair Market Value on the exercise date equal to the applicable exercise price or a combination thereof, as determined by the Committee.

(iv)   Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the maximum number of the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A)   The aggregate number of Shares that may be issued under all Incentive Stock Options under the Plan shall be 5,700,000.

(B)   The Committee will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive

Stock Options are exercisable for the first time by any Participant during any calendar year (under this Plan and all other plans of the Company and its Affiliates) shall exceed $100,000.

(C)   All Incentive Stock Options must be granted within ten (10) years from the earlier of the date on which this Plan was adopted by the Board and the Effective Date.

(D)   Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than ten (10) years after the date of grant; provided, however, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five (5) years from the date of grant.

(E)   The purchase price per Share for an Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(F)   Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b)   Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than one hundred percent (100%) of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; provided, however, that the Committee may designate a grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall be subject to the same limitations described in Section 6(a)(ii) applicable to Options). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c)   Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i)   Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. For purposes of clarity and without limiting the Committee's general authority under Section 3(a), vesting of such Awards may, at the Committee's discretion, be conditioned upon the Participant's completion of a specified period of service with the Company or an Affiliate, or upon the achievement of one or more performance goals established by the Committee, or upon any combination of service-based and performance-based conditions (subject to minimum requirements in this Section 6). Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(d).

(ii)   Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(d)   Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts with respect to any Share underlying any other Award may be accrued but not paid to a Participant until all conditions or restrictions relating to such Share have been satisfied.

(e)   Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. No Award issued under this Section 6(e) shall contain a purchase right or an option-like exercise feature.

(f)   General.

(i)   Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii)   Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii)   Limits on Transfer of Awards. No Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Notwithstanding the foregoing, the Committee may permit the transfer of an Award to family members if such transfer is for no value and in accordance with the rules of Form S-8. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death.

(iv)   Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(v)   Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company's shareholders, seek to effect any re-pricing of any previously granted Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; or (ii) other than in connection with a Change-in-Control, canceling an "underwater" Option or Stock Appreciation Right and granting either (A) replacement

Options or Stock Appreciation Rights having a lower exercise price; or (B) any other Award or cash or other securities in exchange. An Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(vi) Minimum Vesting. No Award shall be granted with terms providing for any right of exercise or lapse of any vesting obligations earlier than a date that is at least one year following the date of grant. Notwithstanding the foregoing, the Committee may grant up to a maximum of five percent (5%) of the aggregate number of Shares available for issuance under this Plan (subject to adjustment under Section 4(c)), without regard for any limitations or other requirements for exercise or vesting as set forth in this Section 6(f)(vi), and the minimum vesting requirement does not apply to (A) any Substitute Awards, (B) Shares delivered in lieu of fully vested cash Awards, (C) Awards to Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (D) the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, disability or a Change-in-Control, in the terms of the Award or otherwise. For purposes of counting Shares against the five percent (5%) limitation, the Share counting rules under Section 4(b) of the Plan apply.

(vii) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change-in-control of the Company or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control, disability or separation from service meet the definition of a change in ownership or effective control, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise, or (iii) would not trigger adverse tax penalties or costs under Section 409A. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six (6) months after the date of the Specified Employee's separation from service (or if earlier, upon the Specified Employee's death) to the extent necessary in order to avoid the imposition of taxes under Section 409A, unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(viii) Performance Goals. Awards may be granted subject to the achievement of one or more performance goals established by the Compensation Committee, which may be based on the attainment of specified levels, which may be determined in accordance with accounting principles generally accepted in the U.S. ("GAAP") or on a non-GAAP basis, of one or more of the following: (i) earnings per share; (ii) sales; (iii) operating income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross or operating margin; (viii) working capital; (ix) earnings before interest and taxes; (x) earnings before interest, tax, depreciation and amortization; (xi) return measures, including return on invested capital, sales, assets, or equity; (xii) revenues; (xiii) market share; (xiv) the price or increase in price of ordinary shares; (xv) total shareholder return; (xvi) economic value created or added; (xvii) expense reduction; (xviii) implementation or completion of critical projects, including acquisitions, divestitures, and other strategic objectives, including market penetration and product development; or (xix) specified objectives with regard to limiting the level of increase in all or a portion of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company; and any other metric that may be determined by the Committee. Such performance goals also may be based solely by reference to the Company's performance, or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon the Company's performance relative to the performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (i) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (ii) asset write-downs, (iii) litigation or claim judgments or settlements, (iv) acquisitions or divestitures, (v) reorganization or change in the corporate structure or capital structure of the Company, (vi) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (vii) foreign exchange gains and losses, (vii) a change in the fiscal year of the Company, (ix) the refinancing or repurchase of bank loans or debt securities, (x), unbudgeted capital expenditures, (xi) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (xii) conversion of some or all of convertible securities to common stock, (xii) any business interruption event (xiv) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (xv) the effect of changes in other laws or regulatory rules affecting reported results. The Committee may adjust upwards or downwards the amount payable pursuant to such performance-based Award, and the Committee shall certify the amount of any such Award for the applicable performance period before payment is made.

Section 7.   *Amendment and Termination; Corrections*

(a)   Amendments to the Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange.

(b)   Corporate Transactions.

(i)   In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate, in its sole discretion, in the number and kind of Shares or other property available for issuance under the Plan (including, without limitation, the total number of Shares available for issuance under the Plan pursuant to Section 4(a)), in the number and kind of Options, Stock Appreciation Rights, Restricted Stock Units, Shares or other property covered by Awards previously made under the Plan, and in the exercise price of outstanding Options and Stock Appreciation Rights.

(ii)   In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change-in-Control is to occur, and to the extent not provided otherwise in an Award Agreement, all of the Company's obligations regarding Awards that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, shall be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash).

(iii)   Without limitation of the foregoing, in connection with any Change-in-Control transaction, the Committee or the Board may, in its discretion, (i) cancel any or all outstanding Options under the Plan in consideration for payment to the holders thereof of an amount equal to the portion of the consideration that would have been payable to such holders pursuant to such transaction if their Options had been fully exercised immediately prior to such transaction, less the aggregate exercise price that would have been payable therefor, or (ii) if the amount that would have been payable to the Option holders pursuant to such transaction if their Options had been fully exercised immediately prior thereto would be equal to or less than the aggregate exercise price that would have been payable therefor, cancel any or all such Options for no consideration or payment of any kind. Payment of any amount payable pursuant to the preceding sentence may be made in cash or, in the event that the consideration to be received in such transaction includes securities or other property, in cash and/or securities or other property in the Committee's discretion.

(c)   Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 8.   *Income Tax Withholding*

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, for avoidance of doubt, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any limitations required by ASC Topic 718 to avoid adverse accounting treatment); (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes or (c) by any other means set forth in the applicable Award Agreement.

Section 9.   *General Provisions*

(a)   No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)   Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c)   Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d)   No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards), neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e)   No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f)   No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or the right to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, or remove a Director in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment, or remove a Director who is a Participant, free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee or Director of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee or Director might otherwise have enjoyed but for termination of employment or directorship, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(g)   Governing Law; Waiver of Jury Trial. The Plan shall be construed and interpreted in accordance with the laws of the State of New York, United States. Each Participant who accepts an Award thereby agrees that any suit, action or proceeding brought by or against such Participant in connection with this Plan shall be brought solely in the state and federal courts sitting in the State of New York, County of New York, United States, and each Participant consents to the jurisdiction and venue of each such court. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THEIR RIGHTS OR OBLIGATIONS HEREUNDER.

(h)   Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i)   No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l) Nominal Value. Shares may be subscribed for on the exercise of an Option or otherwise allowed under the Plan provided their nominal value is paid up in accordance with the U.K. Companies Act of 2006.

(m) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of Personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and securities offered or received, purchased or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Options were granted) about the Participant and their participation in the Plan.

(n) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(o) Severability. Whenever possible, each provision of this Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Plan shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 10. *Clawback or Recoupment*

(a) Awards under the Plan shall be subject to the Company's clawback policy, as in effect from time to time. If there shall be no such clawback policy in effect, (1) awards under the Plan and any Shares issued pursuant to Awards under the Plan (and any gains thereon) shall be subject to recovery or "clawback" by the Company if and to the extent that the vesting of such Awards was determined or calculated based on materially inaccurate financial statements or any other material inaccurate performance metric criteria; and (2) if the Company or its Subsidiaries terminate a grantee's service relationship due to the grantee's gross negligence or willful misconduct (whether or not such actions also constitute "cause" under an Award Agreement), which conduct, directly or indirectly, results in the Company preparing an accounting restatement, any Awards under the Plan, whether or not vested, as well as any shares of Stock issued pursuant to Awards under this Plan (and any gains thereon) shall be subject to forfeiture, recovery and "clawback."

(b) Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:

(i) cancellation of any or all of such Participant's outstanding Awards; or

(ii) forfeiture by the Participant of any gain realized in respect of Awards, and repayment of any such gain promptly to the Company.

Section 11. *Effective Date of the Plan*

The Plan shall be effective May 27, 2021.

Section 12. *Term of the Plan*

No Award shall be granted under the Plan, and the Plan shall terminate, on May 27, 2031 or any earlier date of discontinuation or termination established pursuant to Section 7(a) of the Plan. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

SENSATA TECHNOLOGIES HOLDING PLC
529 PLEASANT ST.
ATTLEBORO, MA 02703

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SENSATA TECHNOLOGIES HOLDING PLC

The Board of Directors recommends you vote FOR the following:

1. **Election of Directors**

Nominees:

		For	Against	Abstain
1a.	Andrew C. Teich	☐	☐	☐
1b.	Jeffrey J. Cote	☐	☐	☐
1c.	John P. Absmeier	☐	☐	☐
1d.	Daniel L. Black	☐	☐	☐
1e.	Lorraine A. Bolsinger	☐	☐	☐
1f.	James E. Heppelmann	☐	☐	☐
1g.	Charles W. Peffer	☐	☐	☐
1h.	Constance E. Skidmore	☐	☐	☐
1i.	Steven A. Sonnenberg	☐	☐	☐
1j.	Martha N. Sullivan	☐	☐	☐
1k.	Stephen M. Zide	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2.

		For	Against	Abstain
2.	Advisory resolution to approve executive compensation	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 3 through 12.

		For	Against	Abstain
3.	Ordinary resolution to approve the Company's 2021 Equity Incentive Plan	☐	☐	☐
4.	Ordinary resolution to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm	☐ ☐	☐ ☐	☐ ☐
5.	Advisory resolution on Director Compensation Report	☐	☐	☐
6.	Ordinary resolution to reappoint Ernst & Young LLP as the Company's U.K. statutory auditor	☐	☐	☐
7.	Ordinary resolution to authorize the Audit Committee, for and on behalf of the Board, to determine the Company's U.K. statutory auditor's reimbursement	☐	☐	☐
8.	Ordinary resolution to receive the Company's 2020 Annual Report and Accounts	☐	☐	☐
9.	Ordinary resolution to authorize the Board of Directors to issue equity securities	☐	☐	☐
10.	Special resolution to authorize the Board of Directors to issue equity securities without pre-emptive rights	☐	☐	☐
11.	Ordinary resolution to authorize the Board of Directors to issue equity securities under our equity incentive plans	☐	☐	☐
12.	Special resolution to authorize the Board of Directors to issue equity securities under our equity incentive plans without pre-emptive rights	☐	☐	☐

NOTE: To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

E76356-P23176

SENSATA TECHNOLOGIES HOLDING PLC

PROXY

Annual General Meeting of Shareholders

May 27, 2021

This proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of Sensata Technologies Holding plc hereby constitutes and appoints each of Paul Vasington and Shannon Votava as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place, and stead of the undersigned at the 2021 Annual General Meeting of Shareholders of Sensata Technologies Holding plc (the “Company”), to be held on May 27, 2021, beginning at 10:00 a.m. Eastern Time, at the Company's United States headquarters located at 529 Pleasant Street, Attleboro, MA 02703, and at any adjournments or postponements thereof, the number of votes the undersigned would be entitled to cast if present. The Notice of Meeting, proxy statement and proxy card are available at http://annualmeeting.sensata.com for viewing purposes only.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AS RECOMMENDED BY THE BOARD AND FOR EACH OF THE PROPOSALS (2) THROUGH (12).

Continued and to be signed on reverse side